ENTROPIC™



ANNUAL REPORT 2012



TRANSFORMING THE CONNECTED HOME.


ENTROPIC



TO OUR SHAREHOLDERS

2012 was a transformational year in Entropic's history. It was a year marked by key investments and significant accomplishments. We completed two strategic acquisitions, achieved record revenues, and introduced innovative products focused on the delivery, connection and consumption of multimedia content into and throughout the home and on the go.

A STRATEGY TO WIN

Our goal is to help our global original equipment manufacturers (OEMs), original device manufacturers (ODMs) and Pay-TV service provider customers and partners successfully enable more captivating whole-home entertainment viewing experiences. The acquisitions we made in 2012 dramatically broadened our portfolio of products, making us a key strategic supplier in the industry. Our evolution from a Connectivity silicon and software company into a pure-play "platform" semiconductor company places us at the forefront of the connected home entertainment market.

In April, we acquired the set-top box system-on-a-chip (STB SoC) business from Trident Microsystems. This transaction was a watershed event in the Company's history and will have a major impact on the scope and scale of our business moving forward. The acquisition provided us with products that position us for continued growth and allow us to address a significant portion of the large and growing connected home entertainment market. Through this acquisition we gained a robust and differentiated intellectual property portfolio, significant patents and a highly skilled and talented team with deep domain experience. The acquisition also expanded our international presence and diversified our revenue base.

In July, we acquired digital channel stacking switch technology assets from PLX Technology. The acquired intellectual property and assets are complementary to our current Direct Broadcast Satellite Outdoor Unit (DBS ODU) product portfolio and will strengthen our long-term strategic position in the Satellite-to-IP market, where satellite signals are converted to Internet Protocol (IP), and distributed over an IP network to any IP-enabled client device making content available to more devices throughout the home.

With these assets, we are strongly positioned to be one of the leading global suppliers in the multi-billion dollar connected home entertainment market. Further, these acquisitions broaden our patent portfolio and we now hold more than 1,400 U.S. and foreign patents with more than 600 additional pending patent applications.

The investments we made in 2012 give us critical technology and talent to achieve our long-term strategy and allow us to gain share in a large and growing market. We will continue to strive for profitable growth and to create long-term shareholder value.

OUR EVOLUTION INTO A PURE-PLAY "PLATFORM" SEMICONDUCTOR COMPANY PLACES US AT THE FOREFRONT OF THE CONNECTED HOME ENTERTAINMENT MARKET.

FINANCIAL SUCCESS, PRODUCT INNOVATION & MARKET RELEVANCY

For the calendar year 2012, we posted record annual revenue of $322M, up 34% year-over-year, powered by both organic growth and the successful integration of our acquired assets. Our financial profile and balance sheet remain strong. We generated approximately $44 million of cash from operating activities for the 2012 calendar year and had $169 million of cash and investments on hand at year end.

In addition to putting our cash to work on acquisitions, we continued to focus on internal product development. We introduced several industry-leading solutions and reference designs throughout the year, including our latest generation STB SoC family of high performance dual core ARM® Cortex™-A9 processors with integrated NEON™ technology, targeting cable and IP markets. With our innovative power management system, Entropic's SoCs enable complete power control for all parts of the system, allowing the device to power optimize or move to an ultra low-power standby operation. With the growing focus on power management in the home, these critical features are necessary for long-term product success.

One of the most exciting product introductions during the year, from both a technology and growth perspective, was our introduction of the industry's first Multimedia over Coax Alliance (MoCA®) 2.0 production silicon and software solution for the convergence of broadcast and IP services by Pay-TV service providers. Entropic's MoCA 2.0 solution is the highest performing in-home coax networking solution available today, delivering the fastest connectivity backbone network for whole-home high definition (HD) video and streaming media services—all over existing home coaxial cables. The maturity of our MoCA solution, coupled with our first-to-market status, will allow us to see significant market momentum and design-win traction for our MoCA 2.0 silicon solution—especially as Pay-TV operators migrate to IP video delivery in the home.



We continued to collaborate with our key technology partners including Intel, Qualcomm-Atheros, Marvell, Cortina and Zenverge to develop and deploy reference designs and new consumer electronics (CE) devices that will enhance connected home entertainment experiences. Of particular note are our MoCA-to-WiFi access point, broadband router and MoCA 2.0 plus transcoding reference designs, each of which provides service providers with a scalable way to offer TV everywhere services that enable their subscribers the freedom to view their favorite multimedia content on mobile devices such as tablets and smartphones. Specifically, the MoCA-to-WiFi solutions address whole-home data coverage using MoCA as the backbone and branching off using WiFi to mobile devices.

THE INVESTMENTS WE MADE IN 2012 GIVE US CRITICAL TECHNOLOGY TO ACHIEVE OUR LONG-TERM STRATEGY AND ALLOW US TO GAIN SHARE IN A LARGE AND GROWING MARKET.



Our reference design program enables best-in-class solutions that allow our OEM customers and Pay-TV service providers to quickly evaluate and bring to market working solutions based on our proven reference design platforms.

We are proud of several key design wins with top tier, global OEMs and ODMs. Design wins with ARRIS, Cisco, EchoStar, Humax, Motorola, Pace, Technicolor and TiVo resulted in new products—powered by Entropic's silicon—for delivering, connecting and enabling the secure consumption of digital content in the home and on the go.

WORLD-CLASS MANAGEMENT TEAM FOCUSED ON EXECUTION

Organizationally, we added several members to our senior leadership team throughout 2012. These seasoned executives are adding tremendous value as we scale our organization globally. In addition, we strengthened the composition of our Board of Directors with the addition of industry veteran Bill Bock.

We are excited about the opportunities presented by the large and growing connected home entertainment market, including the increasing amount of digital content in the home; the transition from standard definition to high definition; the switch from analog to digital TV; consumers' growing interest in new applications and advanced TV services; and the trend toward more connected devices in the home.

We are proud of the actions we have taken to address these market trends and our resulting accomplishments during calendar year 2012. We believe we have implemented the right long-term strategy, have strengthened our product portfolio, and have the right team focused on winning new designs globally with our bundled and discrete solutions as well as our integration road map.

2013 will be a year of transition for Entropic as we continue to invest in our integrated product portfolio, grow internationally and further build our ecosystem of partners. We now have more growth engines in place addressing larger markets than at any other time in our history, and we are excited about our long-term growth potential.

I would like to thank our shareholders, customers, suppliers, service provider partners, and talented employees for their ongoing support and dedication.

Patrick C. Henry

Patrick Henry
President and Chief Executive Officer

ENTROPIC POWERS THE CONNECTED HOME BY TRANSFORMING THE WAY ENTERTAINMENT IS DELIVERED, CONNECTED AND CONSUMED – IN THE HOME AND ON THE GO.



ENTROPIC'S SILICON AND SOFTWARE IS CURRENTLY DEPLOYED IN MILLIONS OF CONNECTED HOME NETWORKING DEVICES INCLUDING:

GATEWAY DEVICES, SET-TOP BOXES AND CLIENT DEVICES, SET-TOP BOX BUDDY DEVICES, ETHERNET-TO-COAX ADAPTERS (ECA), MOCA-TO-WIFI EXTENDERS, CONSUMER AND RETAIL DEVICES, MULTI-SWITCHES, OPTICAL NETWORK TERMINALS, LOW NOISE BLOCK CONVERTERS (LNB) AND HOME BROADBAND ROUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 001-33844

Entropic Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0947630
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6290 Sequence Drive
San Diego, CA 92121
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: (858) 768-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $496.8 million based on the closing price of the registrant's common stock on The NASDAQ Global Market of $5.64 per share on June 29, 2012.

There were 89,322,067 shares of the registrant's common stock issued and outstanding as of February 15, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement for the registrant's 2012 Annual Meeting of Stockholders to be filed within 120 days after the end of the registrant's fiscal year ended December 31, 2012.

ENTROPIC COMMUNICATIONS, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED December 31, 2012

TABLE OF CONTENTS

Entropic, Entropic Communications, c.LINK®, RF Magic and our logo are among the trademarks of Entropic Communications, Inc. and/or its affiliates in the United States and certain foreign countries. Any other trademarks or trade names mentioned are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

All statements included in this Annual Report, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements concerning our ability to sustain profitability; our acquisition of the assets used in or related to the STB business of Trident Microsystems, Inc. and certain of its subsidiaries, the competitive nature of the markets in which we compete and the effect of competing products and technologies; the demand for our solutions; the adoption of our technologies and the Multimedia over Coax Alliance, or MoCA, standard; the competitive nature of service providers; our dependence on manufacturers, sales representatives, distributors and other third parties; our ability to create and introduce new solutions and technologies; our ability to effectively manage our growth; our ability to successfully acquire companies or technologies that would complement our business; the ability of our contract manufacturers to produce and deliver products in a timely manner and at satisfactory prices; our ability to protect our intellectual property and avoid infringement of the intellectual property of others; our reliance on our key personnel; the effects of government regulation; our ability to obtain sufficient capital to expand our business; our ability to manage our business in the midst of a fragile economy; the cyclical nature of our industry; our ability to effectively transact business in foreign countries; and our ability to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The forward-looking statements contained in this Annual Report and the documents incorporated herein by reference are based on our current expectations, estimates, approximations and projections about our industry and business, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing" and similar expressions, and variations or negatives of these words. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under Part I, Item 1A, Risk Factors of this Annual Report and in our other filings with the Securities and Exchange Commission, or SEC. These forward-looking statements reflect our management's belief and views with respect to future events and are based on estimates and assumptions as of the date of this Annual Report and are subject to risks and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements in this Annual Report or in our other filings with the SEC.

In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to revise our forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report or the respective dates of documents incorporated herein by reference that include forward-looking statements. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in these forward-looking statements.

In this Annual Report, "Entropic Communications, Inc.," "Entropic Communications," "Entropic," the "Company," "we," "us" and "our" refer to Entropic Communications, Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

PART I

Item 1. *Business*

Overview

Entropic is a world leader in semiconductor solutions for the connected home. We transform how traditional HDTV broadcast and Internet protocol, or IP,-based streaming video content is seamlessly, reliably, and securely delivered, processed, and distributed into and throughout the home. Entropic's next-generation Set-top Box, or STB, System-on-a-Chip, or SoC, and home connectivity, or Connectivity, solutions enable global Pay-TV operators to offer consumers more captivating whole-home entertainment experiences by evolving the way digital entertainment is delivered, connected and consumed—in the home and on the go.

We are recognized as the only pure-play platform semiconductor company in connected home entertainment. Our platform semiconductor solutions provide a unified vision for how our core silicon can be leveraged in reference hardware and software coupled with middleware and applications to enhance consumers' overall digital entertainment experiences. Our platform solutions power next-generation TV engagement experiences by:

- Reliably delivering broadcast and IP content into the home with our end-to-end Satellite and Broadband Access solutions;
- Seamlessly connecting digital entertainment to consumer devices throughout the home via a dependable MoCA® (Multimedia over Coax Alliance) backbone; and
- Ensuring consumers can securely consume rich digital entertainment with our advanced, open standards-based media processing SoC solutions.

The Entropic platform is at the heart of the digital entertainment ecosystem—connecting technologies, applications, services and people. Looking specifically at products, we offer a diverse portfolio of STB, SoC and Connectivity solutions that include the following:

- *STB SoC Solutions*: We added STB SoC solutions to our product offering in April 2012, when we completed the acquisition of assets related to the STB business of Trident Microsystems, Inc. and certain of its subsidiaries, collectively Trident. The acquired assets included a diverse STB product portfolio, composed of a comprehensive suite of digital STB components and system solutions for the worldwide satellite, terrestrial, cable and IP television, or IPTV, markets. Our STB products primarily consist of STB SoCs, but also include DOCSIS modems, interface devices and media processors. In addition to traditional standard-definition, or SD, STBs and advanced high-definition, or HD, STBs, many of these products feature ARM® application processor-based SoCs that have been optimized for leading Web technologies.
- *Connectivity Solutions*: Our Connectivity solutions enable access to broadcast and IPTV services as well as deliver and distribute other media content, such as movies, music, games and photos, throughout the home and include:
    - Home networking solutions based on the MoCA standard which use existing coaxial cable to create a robust IP-based network for easy sharing of HD video and other multimedia content throughout the home;
    - High-speed broadband access solutions which use coaxial cable infrastructure to deliver "last few hundred meter" connectivity for high-speed broadband access to single-family homes and multiple dwelling units; and

- Direct Broadcast Satellite outdoor unit, or DBS ODU, solutions which consist of our band translation switch, or BTS, and channel stacking switch, or CSS, products which simplify the installation required to support simultaneous reception of multiple channels from multiple satellites over a single cable. Adding to our breadth of DBS ODU offerings, in July 2012 we acquired specific direct broadcast satellite intellectual property and corresponding technologies from PLX Technology, Inc. The purchased assets provided an accelerated roadmap for our digital channel stacking switch, or dCSS, semiconductor product, which will ultimately lead toward highly-integrated products that incorporate broadband capture and IP output.

Our products allow telecommunications carriers, cable operators, DBS ODU, over-the-air and over-the-top, or OTT, service providers, which we collectively refer to as service providers, to enhance and expand their service offerings and reduce deployment costs in an increasingly competitive environment. Our STB SoC and Connectivity solutions are now being deployed into consumer homes to support advanced services such as multi-room DVR, HD video calling and OTT content delivery. Our products are deployed by major service providers globally, including Comcast, Cox Communications, DIRECTV, DISH Network, OCN (China), Time Warner Cable, Topway (China), UPC (Netherlands) and Verizon, as well as by a number of smaller service providers.

We have extensive core competencies in video communications, networking algorithms and protocols, SoC design, embedded software, mixed signal and radio frequency integrated circuit design, and communications and radio frequency systems. We use our considerable experience with service provider-based deployments to create solutions that address the complex requirements associated with delivering multiple streams of HD video into and throughout the home and processing those video streams for display on televisions or other devices in the home.

Since making two transformative acquisitions in 2012, we updated our brand identity in January 2013 to represent the significant shift in our overall vision, look and message. The corporate logo was modernized to reflect the newly integrated company and the word "Communications" is dropped from our name in all new marketing communications programs.

We were incorporated in Delaware in January 2001. Our principal executive offices are located at 6290 Sequence Drive, San Diego, California 92121, and our telephone number is (858) 768-3600. Our corporate website address is www.entropic.com. Our current and future annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the Securities and Exchange Commission, or SEC, are, and will continue to be, available, free of charge, through the investor relations section of our website as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information contained on, or accessible through, our website is not intended to be part of this or any other report we file with, or furnish to, the SEC and shall not be incorporated by reference into this 10-K. Our common stock trades on The NASDAQ Global Select Market under the symbol ENTR.

Industry Background

Intense competition among service providers, including new emerging OTT service providers, is driving a revolution in the delivery of video and other multimedia content into and throughout the home. According to research by IMS Research, the number of worldwide HD video consumer premise equipment (consisting of HD-DTAs / STBs / Gateways / Media Servers / HD DVRs) is expected to grow from 79 million in 2011 to approximately 182 million by 2015, representing a compound annual growth rate of approximately 23 percent. Service providers are making significant infrastructure investments to differentiate their offerings by adding new video services such as HD video, video-on-demand, "whole-home" DVR, as well as bundled video, voice, broadband data, 3G/4G/Wi-Fi coverage (via strategic partnerships) and now home automation and security or "quintuple-play," services leveraging the technology in STBs to act as part of the consumer's "mesh-network". This enables the consumer to not only enjoy advanced new services no matter where they are or the device they have, but also control a variety of functions from temperature, lighting and IP cameras via their mobile device when they are away from the home. The more services that are "bundled," the more integral the service provider becomes in the day-to-day life of the consumer, reducing subscriber turnover all the while increasing the average revenue per user and driving subscriber growth. With every one of these new services introduced, the "IP-backbone" of the home is becoming more and more critical in terms of reliability, quality of service, or QoS, low-latency and remote management by the service provider.

Several favorable consumer entertainment trends are contributing to the increasing video and multimedia revenue opportunity for service providers. These trends include:

- **Increasing availability of digital multimedia content**. The conversion of multimedia content from an analog to a digital format and the increasing number of broadcast content providers who make their video content available for online video streaming are significantly increasing the amount and variety of video, music, photos and other multimedia content that consumers buy, receive and store. In North America, cable providers are moving to all-digital services to reclaim network bandwidth for new, advanced services, such as faster broadband tiers. In Asia, the conversion is being driven by regulation mandates and an increase in competition between providers.
- **Introduction of new video formats requiring greater bandwidth.** The development and introduction of digital video formats starting with SD and progressing to HD, three dimensional, or 3D, and Ultra High Definition Television, or UHDTV ("4K"), not only provide the consumer with a higher quality viewing experience, but also increase the data throughput by up to 16 times the current HD requirements.
- **Proliferation of connected digital multimedia devices within the home**. As a result of the increasing availability of multimedia content from sources inside the home and from the Internet, connected digital multimedia devices such as HDTVs, desktop and laptop personal computers, DVD players, tablets, Blu-ray players, portable media players, gaming consoles, DVRs and OTT STBs can now be found in U.S. households in increasing numbers.
- **Introduction of new multimedia applications**. An increasing number of multimedia applications utilize digital video and other multimedia content for consumer home entertainment. Some examples of these applications include video "time shifting," or the ability to pause, fast forward and rewind live or stored video, the ability to watch and record multiple television shows at once, video-on-demand, multi-room DVR or "placeshifting" which enables the sharing of multimedia content across devices and between rooms throughout the home, online gaming, streaming of downloaded movies stored on a personal computer to a television, IP calling services such as Skype, and OTT services that directly deliver Internet video content into the home.
- **Increasing consumer adoption of OTT services**. Consumer demand for fully customizable viewing experiences that allow them to select the time, place and content has increased the availability of OTT services such as those offered from Apple (iTunes), Google (Google Play), Netflix, Hulu, BestBuy (CinemaNow), Amazon (Unbox) and Wall-Mart (Vudu), all of which benefit from having a high-speed, highly reliable network connection to digital multimedia devices, such as connected HD video and game consoles, within a home.
- **Increasing number of services being provided**. Consumers have always envied the idea of whole-home automation, but until recently, has been a service only afforded by only a small portion of the population due to the high initial device and equipment installation costs.

With the advent of premium services like "SignatureHome®" service from Time Warner Cable and Comcast's "Xfinity® Signature Service", a much larger customer base can enjoy such conveniences in addition to now folding in home security and surveillance, all of which mandate a highly-reliable "IP-backbone" within the consumer's home. As a result, MoCA is the premier choice of "home networking" of the various cable and pay satellite devices.

By providing more advanced customer premises equipment, service providers are able to more easily introduce new services, simplify and enhance the user experience, and maintain content security and service reliability while meeting these increasing consumer entertainment demands.

We believe traditional cable, satellite and telco/IPTV service providers are competitively positioned to provide these services because they already have licensed access and distribution rights to premium video content, have established the infrastructure that enables carrier class QoS and have developed new system in-home "gateway" or "media server" topologies to leverage the demand for changing consumer behavior. These new gateways or media servers in North America will connect to MoCA-enabled client devices creating a system architecture for multiple system operators with lower total cost of ownership than current deployments. In other countries, we see leading video providers considering similar Client/Server architectures as the most efficient way to deliver broadcast and broadband video.

The stringent communications requirements associated with high-quality HD video, 3D video and other multimedia content present a significant challenge for service providers today. In response, service providers require solutions that enable the distribution of video and other multimedia content into and throughout the home, and processing of such content for display on televisions and other devices, while maintaining the high-quality standards demanded by subscribers. For any such technology solution to succeed, we believe it must satisfy the following requirements:

- **High bandwidth, reliability and full QoS for HD video**. Due to the fact that video is typically a streaming, real-time, visual experience, video quality can rapidly degrade with errors or delays in packet delivery. A high-quality video experience requires reliable first-pass transmission, very low packet error rate, low latency and low jitter. Moreover, video consumes up to 10 times more bandwidth than typical voice and data services and has higher QoS requirements. A connected home with capacity to support multiple high-quality HD video streams requires a high bandwidth network with net throughput in excess of 100 megabits per second for today's services. In the future, we believe more IP-based video will be distributed around the home along with broadband service bandwidth, thereby increasing need for a home network that can support greater than 250 Mbps.
- **Cost-effective deployment**. It is important for service providers to leverage the existing installed network infrastructure inside and outside the home to minimize incremental cost and expedite new service deployments. Service providers prefer plug-and-play installation of new services as opposed to having to dispatch a service vehicle to customer premises, often referred to as a "truck roll." Service providers are focused on saving installation time and minimizing customer service calls, thereby reducing total costs to deliver video services. In some cases, service providers may install customer premise equipment that is capable of providing services that are not ordered by the customer at the time of installation but which may be switched on remotely at a later time, thereby potentially avoiding the need for future truck rolls.
- **Customer ease of use**. Most consumers have little tolerance for complicated devices and service disruptions. Therefore, mainstream consumer adoption requires an easy to use and compelling service offering and plug-and-play service installation with minimal ongoing maintenance.

- **Co-existence with other services and devices.** Consumers currently subscribe to a broad array of communications services, including traditional voice, broadcast television, broadband access and cellular wireless services that are delivered using a number of different technologies. In addition, consumers may use a multitude of computing, communications and consumer electronics devices, such as personal computers, video players, gaming consoles, set-top boxes and televisions. Any successful home networking or access solution must seamlessly co-exist with existing services and devices with minimal interference or degradation in performance.
- **Security.** The ability to ensure the secure delivery of content and consumer privacy is an essential element of any successful bundled service offering. Therefore, home networking and access solutions require robust data encryption and other security mechanisms to be considered viable. Service providers have multiple security technology options to choose from in the market today.

To address these requirements and find ways to increase revenues, service providers are exploring new technology platforms that enable delivery of new services into and throughout the home. Our STB and Connectivity solutions help meet this need.

Our Solutions

We provide systems solutions comprised of silicon integrated circuits and software as a platform to enable delivery of multiple streams of HD video and other multimedia content into and throughout the home and which process those video streams for display on HDTVs and other devices. Our solutions are based upon our ability to combine the following core competencies:

- **Video communications, networking algorithms and protocols.** We have extensive experience in defining and developing physical layer and media access controller protocols as well as networking, routing and security protocols. This includes expertise in advanced equalization, modulation and coding techniques, and contention-free media access controller protocols required for high QoS video delivery.
- **Broad format HD content decoding.** Our solutions ensure STB compatibility for current broadcast MPEG and emerging HD resolutions with commonly used online video on demand, or VOD, and OTT services, including native support for VP8 codec.
- **Extensive video security support.** Our STB SoCs support advanced security features and protocols with hardened cryptology to implement digital rights management and conditional access, or CA, technologies for protecting operator video services with leading CA vendors.
- **Enhanced power management.** We ensure low-power designs to meet the compliance needs of North American, Asian and European energy mandates and/or regulations.
- **SoC design, mixed signal and embedded software capabilities.** Our ability to integrate multiple complex functions into a single silicon solution is a result of our significant experience in many disciplines, including embedded system architecture, high-speed and very large-scale integration design, microcontrollers, embedded software, packet processing and high-performance mixed signal design. Our mixed signal design expertise includes designing high-performance analog-to-digital and digital-to-analog converters. We also have in-depth experience in packaging design and automated high-volume test development, which allows us to develop cost-effective solutions.
- **Radio frequency integrated circuit design expertise.** We have extensive experience developing highly-integrated radio frequency integrated circuits. Our broad radio frequency systems and design capability allow us to provide solutions that seamlessly integrate radio frequency functionality within a digital communications platform. We have extensive

experience with the complex task of integrating digital, high-speed mixed signal and radio frequency integrated circuit designs into complementary metal-oxide semiconductor SoC.

- **Broad communications and radio frequency systems-level capabilities.** Our system-level knowledge is the result of significant experience supplying solutions for service provider networks and includes an understanding of the critical elements in coaxial cable and satellite networks, such as service provider equipment and other devices both inside and outside the home.
- **Domain expertise in operator-based deployments.** We have close working relationships with service providers, their original design manufacturer, or ODM, and original equipment manufacturer, or OEM, partners, and the consumer electronics markets that they serve. Our extensive experience with service provider deployments allows us to deliver rapid time-to-market solutions over multiple generations of customer premises equipment and access equipment. These close working relationships allow us to serve as a "trusted advisor" and contribute to and gain insight into future service provider, ODM and OEM roadmaps.

Our product lines include STB SoC, Home Networking, DBS outdoor unit and Broadband Access solutions. Our solutions target applications in HD video and other multimedia content distribution networks through cable, satellite, telecommunications and terrestrial mediums. Our solutions are currently used in consumer electronic and service provider customer premises equipment, including set-top boxes, digital transport adapters, or DTAs, broadband routers, DOCSIS gateways, cable modems, optical network terminals, low-noise block converters, multi-room DVRs, residential gateways and Ethernet-to-coax adapters, MoCA-to-WiFi products, and can potentially be used in other devices, such as digital televisions, gaming consoles, connected HDTVs, OTT STBs, media servers and network attached storage devices.

STB SoC

We provide STB SoCs for the worldwide satellite, terrestrial, cable and IPTV markets. STBs have the capability to receive and process DTV signals, which then drive a television that is capable of displaying digital content. This digital content is broadcast via satellite, cable networks or over the air (terrestrial broadcast) in multiple regions throughout the world. Today's STB market is characterized by advanced video services that drive new capabilities such as 3DTV, 3D graphics user interfaces, personalized multi-screen services, rich navigation and improved multimedia and Internet TV experiences. Service providers are competing to deliver these solutions at the highest quality level, the lowest cost and with the highest security protection in order to win new and retain existing subscribers for pay-TV services. At the same time, this market is also experiencing a rapid transition towards a connected home where semiconductor solutions are making it possible for consumers to access their entertainment and content anywhere and at any time throughout the home.

Our STB products include SoCs and discrete components, providing a family of solutions that deliver advanced performance, industry leading power management and support for on-line VOD services. We offer products targeted for the major markets within STB: satellite, cable and IPTV, and terrestrial STB. For the satellite set-top box market, we offer a full range of chipset solutions for pay-TV operator and free-to-air STBs including DVB-S/DVB-S2/8-PSK demodulators, highly integrated SoCs and PSTN modem interface ICs. The STB SoC portfolio covers a broad spectrum of customer needs from very low cost SD MPEG-2 SoCs to high performance HD H.264 DVR SoCs. For the cable television and telco/IPTV markets, we offer a full range of chipset solutions for STBs' including highly integrated SoCs. The cable and IPTV STB SoC portfolio covers a broad spectrum of customer needs from very low cost SD MPEG-2 SoCs to high performance HD H.264 DVR SoCs. We also offer products for DOCSIS[R] modems. For the terrestrial broadcast television market, we also offer a full range of free-to-air STB solutions, including DVB-T demodulators and highly integrated

SoCs. The terrestrial broadcast STB SoC portfolio covers a broad spectrum of customer needs from very low cost SD MPEG-2 SoCs to high performance HD H.264 DVR SoCs. Our STB chipset solutions are supported with complete system hardware reference designs and embedded system software. Multiple generations of these SoCs have been deployed in leading operator networks worldwide and support the industry leading conditional access security systems and middleware platforms for various applications including: DVRs, IP Client STBs and Zappers.

In the next generation of STB SoCs identified on our roadmap, we will move to a higher level of integration of discrete components into our SoCs. This is primarily focused on integrating MoCA 2.0 from our Connectivity business to address the growing needs of North American cable and satellite operators. We have also been working on High Efficiency Video Codec, which is the next evolution of the MPEG video compression technology; we expect this will become an industry requirement over the coming two to five years.

Home Networking

Our home networking solutions, which are based on the MoCA standard, target a large and growing market. We are a founding member of MoCA, a global home networking consortium that sets standards for the distribution of video and other multimedia entertainment over coaxial cable, and we are recognized as the pioneer of MoCA technology. MoCA was established in 2004 and includes as its members many major service providers, communications equipment companies, semiconductor manufacturers and consumer electronics companies. MoCA-based products use existing coaxial cable to create a robust Internet protocol-based network for easy sharing of HD video and other multimedia content throughout the home. MoCA is being deployed as the home networking standard for Verizon's FiOS™ offering and for high-definition STBs, or HD STBs, for DIRECTV, DISH Network, Comcast, Time Warner Cable, Cox Communications and other service providers. We believe that additional service providers are in the process of evaluating, adopting or deploying MoCA-based technology for digital home entertainment networking.

The implementation of home networking chipsets based on the MoCA specification requires expertise in multiple technical disciplines as well as extensive integration and testing. Any home network technology using the existing coaxial cable must overcome the inherent constraints of such infrastructure. The in-home coaxial cable network was designed to isolate individual cable outlets from each other in order to eliminate potential video signal interference between television sets that reside at different coaxial cable outlets in the home. The successful implementation of MoCA requires integrated circuits that support high wire speed signal transmission and enable low-level signal detection, real-time error correction and recovery. The broad range of expertise required for such implementation includes physical layer and media access controller system engineering, radio frequency integrated circuit and high-speed mixed signal design, complex baseband system-on-a-chip experience and embedded software expertise. In addition, MoCA designs must undergo a formal certification process in order to ensure interoperability and full compliance with the MoCA specification.

We have been working on home networking technologies on which the MoCA specification is based since 2001 and began shipping production quantities of MoCA-compliant chipsets in December 2004. In September 2009, we began shipping our third generation of MoCA 1.1-compliant products and announced the first complete MoCA 2.0 solution in January 2011. During 2012 we announced our multi-band technology in conjunction with our 4th generation MoCA 1.1 solution and have been sampling our MoCA 2.0 solution to our key customers for products currently in development. Our MoCA-compliant chipsets are incorporated in equipment being deployed by Verizon, DIRECTV, Comcast, Time Warner Cable, Cox and other service providers. Our MoCA-compliant products can be used to support on demand video services, online video streaming services, personal computer-to-television content sharing, multi-room DVR and online gaming. We see a growing need for a highly reliable wired home networking solution to support these new multimedia applications. We believe that our new MoCA 2.0 chipset will answer the growing demand for powerful connectivity within the home.

Broadband Access

Our broadband access solutions are designed to meet broadband access requirements in areas characterized by fiber optic networks that terminate within a few hundred meters of a customer's premises. In particular, our solutions allow cable service operators with fiber optic deployments to offer broadband triple-play services that are competitive with very high-speed digital subscriber line services offered by telecommunications carriers. We believe that this is a large potential target market for our broadband access products and we have several deployments underway with service providers in China. Our broadband access solutions also have applications in vertical markets beyond broadband residential access. Our broadband access solutions have been incorporated into systems currently being deployed in hospitality networks, providing video and broadband services over coax to multiple hotel residents.

Our broadband access solutions use coaxial cable infrastructure to deliver the "last few hundred meters" of connectivity for high-speed broadband access to single-family homes and multiple dwelling units. They incorporate the same physical layer used in our home networking products and a different network-optimized media access controller technology. Our broadband access solutions offer high performance with net throughput in excess of 100 megabits per second. The point-to-multi-point architecture of our solutions currently supports up to 63 subscribers on a single radio frequency channel. Our solutions are capable of supporting multiple channels simultaneously over a single coaxial cable. As a result, this increases the number of subscribers that can be supported and the net throughput that is available by a multiple of the number of channels that are activated, in a single distribution cable. Our high-speed broadband access solutions enable service providers to offer bundled triple-play services over their existing services and cable infrastructure.

DBS Outdoor Unit

Our DBS outdoor unit solutions target the large and growing digital broadcast satellite market. In a traditional satellite installation, the ability to select multiple channels simultaneously frequently requires multiple cables from the satellite dish to the set-top box. For example, in order to simultaneously view and record separate programs from the full channel lineup with DVRs in three rooms in a house, a user typically needs six separate cables from outside the home. Our DBS outdoor unit products can significantly reduce the deployment costs for digital broadcast satellite providers by allowing them to send multiple video streams from individual or multiple satellites into the home over a single cable. This simplified cabling architecture enables digital broadcast satellite providers to deploy set-top boxes, with multiple tuner capabilities, in multiple rooms and roll out new services without expensive installation and retrofitting while at the same time improving aesthetics of the home by not damaging walls while installing multiple cables. We believe that our solutions can improve the competitiveness of digital broadcast satellite services by reducing subscriber acquisition costs, decreasing deployment costs for additional services and enabling a more attractive product offering.

Our DBS outdoor unit products include band translation switch and channel stacking switch integrated circuits, which are highly complex single-chip radio frequency integrated circuits that integrate multiple independent signal receivers and multiple discrete analog functions onto a single silicon die. Moreover, as many as four channel stacking switch integrated circuits can be linked to provide up to 12 digital broadcast satellite signals on a single cable. Our band translation switch products were specifically designed to operate with DISH Network Corporation's, or DISH Network, service offerings. We sell our channel stacking switch products to customers who incorporate them into products deployed by other DBS service providers. We are the pioneers in developing band translation switch and channel stacking switch radio frequency integrated circuits and we have helped to define the standard for satellite signal distribution over a single cable in conjunction with members of the European Committee for Electrotechnical Standardization, or CENELEC. We believe that single cable standardization will lead to more rapid adoption and further expand the market for our products. Our band translation switch products are currently used in outdoor equipment deployed by DISH Network and one other North American operator and our channel stacking switch products are currently used in outdoor equipment deployed by DIRECTV, DIRECTV PanAmericana, ClaroTV (formerly Via Embratel), Sky Italia, BSkyB and other service providers.

Our Strategy

Our goal is to be the leading provider of systems solutions for the connected home entertainment market by enabling the delivery, connection and consumption of multiple streams of HD video and other multimedia content into and throughout the home. The key elements of our strategy are to:

- **Extend our technology leadership.** We believe that our success has been, and will continue to be, largely attributable to our interdisciplinary skill set that we leverage to create innovative systems-level solutions. As the incumbent supplier of key video delivery, distribution and processing technologies in service provider-based deployments, we gain critical insight into next generation product and system requirements. We have and will continue to use these insights to enhance our products. For example, as a result of our leadership in developing MoCA 1.0 and 1.1 compliant solutions, we were a leading contributor to the development of the next generation MoCA 2.0 specification. We intend to extend our technology leadership by focusing on our research and development efforts and through targeted technology acquisitions.
- **Expand relationships with industry leaders and customers.** We work very closely with leading service providers, ODMs and OEMs around the world to increase the adoption of connected home entertainment solutions that utilize our technology. We have been selected in deployments by leading service providers including Verizon, DIRECTV, Comcast, Cox Communications and Time Warner Cable, among others, and leading ODMs and OEMs such as Motorola Mobility Inc. (formerly Motorola, Inc.), or Motorola, Wistron NeWeb Corporation, or Wistron, and Actiontec Electronics, Inc., or Actiontec, Technicolor (formerly Thomson), Humax Co., Ltd., or Humax, and Cisco Systems Inc., or Cisco. We believe that expanding our relationships with these companies and further aligning our product and technology roadmap with their strategies will contribute to our future growth. We intend to expand our existing customer relationships by securing additional design wins with our customers and by positioning our connected home entertainment technology as the key differentiator in next generation customer premises equipment. We also intend to expand our relationships with consumer electronics OEMs to increase adoption of our solutions and further develop a retail market for connected home entertainment solutions.
- **Continue to broaden our solutions and pursue complementary acquisitions.** We seek to provide our customers with full platform solutions. Historically, we have used acquisitions to broaden our technology and solutions capabilities and expand our customer base. For example, our company was originally focused on the development of MoCA home networking solutions. In 2007, we expanded our product offerings to include DBS outdoor unit solutions by acquiring RF Magic, Inc. and in 2012, we expanded our product offerings to include STB SoC solutions by acquiring from Trident the assets of its STB business, and accelerated our product roadmap for digital CSS by acquiring assets from PLX Technology, Inc. Over time, we intend to address the large and growing connected home entertainment

market by adding additional features and capabilities to our products and provide full platform solutions and opportunistically pursue acquisitions that contribute complementary technology or provide access to new customers.

- **Expand our presence in international markets**. Historically, we have been principally focused on ODMs and OEMs that supply equipment for service provider-based deployments in the United States. We intend to continue to expand our sales and technical support organization to broaden our service provider reach in international markets, primarily in Asia, Europe and South America. For example, we are actively marketing our STB SoC products in Europe and Asia, our MoCA home networking solutions in Europe and South America, our broadband access solutions in China, and our DBS outdoor unit solutions in Europe, South America, and Africa.

- **Drive industry standards**. We use our technology leadership to define specifications and drive industry standards, such as MoCA, which we believe will lead to widespread adoption of our solutions. In Europe, we have actively worked with members of European Committee for Electrotechnical Standardization, or CENELEC, to develop a standard for satellite signal distribution over a single cable. We intend to continue to participate in other standards-settings bodies that we believe will influence our target markets, including CableLabs, the ITU, the Institute of Electrical and Electronics Engineers, the RVU Alliance and Digital Living Network Alliance.

Our Products

We offer products that provide solutions for the delivery, connectivity and consumption of HD video, SD video and other multimedia content into and throughout the connected home. Our products include STB SoC, Home Networking, Broadband Access and DBS outdoor unit solutions. The chart below lists, for certain representative products, a description of the product, its target markets and representative target devices or applications:

Product	Description	Target Markets	Representative Target Devices or Applications
Set-Top Box SoC			
EN757x TSC17x	Integrated High Definition IP STB SoC with built-in QAM demodulation for Cable networks available in single and dual-core ARM® Cortex-A9-CPU with Neon SIMD extensions, and Advanced 3D Graphics Capabilities	Cable Operator STBs	HD Cable STBs for two-way communication, Web based processing, OTT STBs, Android based STBs, Hybrid DVB + IP STBs
EN758x TSC18x	Integrated High Definition IP STB SoC, available in single and dual-core ARM® Cortex-A9-based CPU with Neon SIMD extensions, and Advanced 3D Graphics Capabilities	Cable Operator STBs, Telco/IPTV STBs and OTT	HD IP Client STBs for two-way communication, Web based processing, OTT STBs, Android based STBs, Hybrid DVB + IP STBs
EN 753x TSC13x	Integrated High Definition IP STB SoC with Advanced 3D Graphics Capabilities	Telco/IPTV STBs	HD IP Client STBs, OTT STBs, Android based STBs, Hybrid DVB + IP STBs
EN754x TSC14x	Integrated High Definition SoC with built in DVB-S2 demodulation for Satellite Networks and Advanced 3D Graphics Capabilities	Satellite Operator STBs	HD Broadcast Zappers for Satellite, DVR capable STBs, Hybrid DVBS+IP STBs
EN755x TSC15x	Integrated High Definition SoC with built in QAM demodulation for Cable Networks and Advanced 3D Graphics Capabilities	Cable Operator STBs	HD Broadcast Zappers for Cable, DVR capable STBs, Hybrid DVBC+IP STBs

Product	Description	Target Markets	Representative Target Devices or Applications
PNX847x/848x	Integrated High Definition IP STB SoC with Advanced 3D Graphics Capabilities and options for DVR	Multiple Service Operators	HD Broadcast Zappers for Cable, DVR capable STBs, Hybrid DVB+IP STBs and Networked DVR Controller
PNX849x	Integrated High Definition SoC with built in DVB-S2 & QPSK demodulation for Satellite Networks with Advanced 3D Graphics Capabilities and options for DVR	Satellite Pay Operator, DVB Free-to-Air Operators	HD Broadcast Zappers for Satellite, DVR capable STBs, Hybrid DVB+IP STBs
CX2448x	Integrated Standard Definition single chip interactive STB SoC with built in QAM demodulation for Cable Networks	Cable Operator STBs	SD Broadcast Zappers for Cable
CX2415x	Integrated Standard Definition MPEG2/DVB single chip interactive STB SoC with built in QPSK demodulator	Satellite Operator STBs	SD Broadcast Zappers for Satellite
Home Networking			
EN101x	Coaxial network interface radio frequency integrated circuit	Networked home entertainment devices	Multi-room DVR, STB, digital television, gaming console, home media server, residential gateway, personal computer and optical network terminal
EN 105x	Integrated coaxial network power amplifier, low-noise amplifier and radio frequency switch	Networked home entertainment devices	Multi-room DVR, STB, digital television, gaming console, home media server, residential gateway, personal computer and optical network terminal
EN12xx	Coaxial network interface radio frequency integrated circuit	Networked home entertainment devices	Multi-room DVR, STB, digital television, gaming console, home media server, residential gateway, personal computer and optical network terminal
EN2xxx	Coaxial network controller integrated circuit	Networked home entertainment devices	Multi-room DVR, STB, digital television, gaming console, home media server, residential gateway, personal computer and optical network terminal
Broadband Access			
EN101x	Coaxial network interface radio frequency integrated circuit	Broadband access, internet protocol television, and voice over internet protocol	Optical network terminal, point-of-entry network controller, and access customer premises equipment for single family homes and multiple dwelling units
EN3xx1	Access network controller integrated circuit	Broadband access, internet protocol television and voice over internet protocol	Optical network terminal and point-of-entry network controller for single family homes and multiple dwelling units
EN3xx0	Access client integrated circuit	Broadband access, internet protocol television and voice over internet protocol	Access customer premises equipment for single family homes and multiple dwelling units
DBS Outdoor Unit			
RF5000	Band translation switch-Dual 2-channel integrated circuit	U.S. digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units
RF510x	Band translation switch-Triple 2-channel integrated circuit	U.S. digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units

Product	Description	Target Markets	Representative Target Devices or Applications
RF520x	Channel stacking switch-3-channel integrated circuit	U.S. digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units
RF521x	Channel stacking switch-3-channel integrated circuit	Global digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units
RF528x	Channel stacking switch-2-channel integrated circuit	Global digital broadcast satellite	Low-noise block converter and multi-switch digital broadcast satellite products for single family homes and multiple dwelling units

Customers

We work closely with ODMs, OEMs and leading service providers around the world to increase the adoption of connected home entertainment solutions that incorporate our technology. Service providers that utilize our products are mainly served by major consumer electronic ODMs and OEMs of connected home entertainment solutions. We have been selected by leading equipment manufacturers such as Actiontec, Cisco Systems, Inc., or Cisco, Motorola, Samsung Electronics Co., Ltd., or Samsung, Technicolor (formerly named Thomson), GlobalSat, Humax Co., Ltd., Wistron and Zinwell Corporation, or Zinwell, for deployments by leading service providers such as DIRECTV, DISH Network, Comcast, Time Warner Cable, Cox and Verizon.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our net revenues. For example, for the year ended December 31, 2012, Wistron and Motorola accounted for 21% and 13% of our net revenues, respectively. For the year ended December 31, 2011, Wistron and Motorola accounted for 25% and 17% of our net revenues, respectively. For the year ended December 31, 2010, Wistron and Motorola accounted for 21% and 17% of our net revenues, respectively. In addition, we depend on a limited number of service providers that purchase products from customers that incorporate our products.

For the year ended December 31, 2012, 88% of our net revenues were derived from Asia, 10% were derived from North America and 2% were derived from Europe. For the year ended December 31, 2011, 89% of our net revenues were derived from Asia, 11% were derived from North America and less than 1% were derived from Europe. For the year ended December 31, 2010, 93% of our net revenues were derived from Asia, 6% were derived from North America and 1% were derived from Europe. Many of our ODM and OEM customers in Asia incorporate our chipsets into products that they sell to U.S.-based service providers. Additional information concerning the allocation of our net revenues and long-lived assets by geographic region can be found in note 11 to our consolidated financial statements included elsewhere in this report.

Research and Development

We believe our future success depends, in part, on our ability to introduce enhancements to our existing products and to develop new products for existing and emerging markets. We work closely with service providers and their ODM and OEM partners to understand their requirements and align our research and development efforts to meet their system requirements. We are also actively engaged in advancing industry initiatives, such as the MoCA standard, through our research and development efforts. We have assembled a team of highly skilled design engineers with core competencies in complex communications chipsets, radio frequency integrated circuits and embedded application software expertise. Our engineers are responsible for new product development efforts while continuing to enhance existing products and provide critical technical support to our customers.

As of December 31, 2012, we had 449 full-time employees engaged in research and development. For the years ended December 31, 2012, 2011 and 2010, the total amount that we spent on research and development activities was $98.4 million, $60.1 million and $48.7 million, respectively.

Manufacturing

We use third-party foundries and assembly and test contractors to manufacture, assemble and test our products. This outsourced manufacturing approach allows us to focus our resources on the design, sales and marketing of our products and avoid the cost associated with owning and operating our own manufacturing facility. Our engineers work closely with foundries and other contractors to increase yields, lower manufacturing costs and improve quality.

We currently outsource the manufacturing of our STB SoC, home networking and broadband access products, principally to Taiwan Semiconductor Manufacturing Company, or TSMC, and United Microelectronics Corporation, or UMC, and the manufacturing of our DBS outdoor unit products to TowerJazz, the name under which Tower Semiconductor Ltd. and its fully owned U.S. subsidiary Jazz Semiconductor operate. Our products are shipped from such third-party foundries to third-party assembly and testing facilities. Our STB SoC, home networking and our broadband access chipsets are primarily assembled and tested by Amkor Technologies, Inc., or Amkor, Advanced Semiconductor Engineering Group, or ASE Group and NXP Semiconductors, or NXP, while our DBS outdoor unit products are primarily assembled by Amkor and tested by Giga Solution Tech. Co., Ltd., or Giga Solution. We have implemented a robust quality management system designed to assure high levels of product quality for our customers. We have completed and have been awarded ISO 9001:2000 certification. In addition, the independent foundries, assembly and test subcontractors identified above have been awarded ISO 9001:2000 certifications, among others.

Sales and Marketing

We sell our products worldwide through multiple channels, including our direct sales force and our network of domestic and international sales representatives and distributors. We have strategically located our direct sales personnel in the United States, Europe, China, Taiwan, Japan and Korea, where each salesperson targets a specific end-user market. Our sales directors focus their efforts on leading ODMs and OEMs. We also have field application engineers who provide technical support and assistance to existing and potential customers in designing, testing, qualifying and certifying systems that incorporate our products.

Our sales and marketing strategy is to achieve design wins with leading ODMs and OEMs and mass deployment of our solutions with service providers worldwide. This requires us to work extensively and collaboratively with our ODM and OEM customers as well as the service providers who purchase products from them. As a result, we believe that our established relationships allow us faster time to market and will lead to greater proliferation of our products.

Our marketing group focuses on our product strategy and management, product development roadmaps, product positioning, new product launch and transition, demand assessment and competitive analysis. The group also ensures that product development activities, product launch, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed and timely manner in coordination with our development, operations and sales groups as well as our service provider representatives, ODMs and OEMs. Our marketing group also has programs in place to work closely with service providers in the role of a "trusted advisor" for STB deployments and initiatives designed to heighten industry awareness of our company, products and technologies, including participating in technical conferences, support of industry initiatives such as MoCA and RVU at the Board of Directors level, publication of technical white papers and exhibition at trade shows.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products. Quantities of our products to be delivered and delivery schedules are frequently revised to reflect changes in our customers' needs. Additionally, customer orders generally can be canceled or rescheduled without significant penalty to the customer. For these reasons, our backlog of product inventory as of any particular date is not representative of actual sales for any succeeding period and, therefore, we believe that our backlog is not necessarily a reliable indicator of future net revenue levels.

Competition

The markets for our products are extremely competitive and are characterized by rapid technological change, evolving industry standards and new demands for features and performance of multimedia content delivery solutions. We believe the principal competitive factors in our markets include the following:

- The adoption of our products and technologies by service providers, ODMs and OEMs;
- The performance and cost effectiveness of our products relative to our competitors' products;
- Our ability to deliver high quality and reliable products in large volumes and on a timely basis;
- Our ability to build close relationships with service providers, ODMs and OEMs;
- Our success in developing and utilizing new technologies to offer products and features not previously available in the marketplace that are technologically superior to those offered by our competitors;
- Our ability to identify new and emerging markets and market trends;
- Our ability to recruit design and application engineers and other technical personnel; and
- Our ability to protect our intellectual property and obtain licenses to the intellectual property of others on commercially reasonable terms.

We believe that we compete favorably with respect to each of these criteria. However, conditions in our markets could change rapidly and significantly as a result of technological advancements or the adoption of new standards for the delivery of HD video and other multimedia content. In addition, many of our current and potential competitors have longer operating histories, significantly greater resources, stronger name recognition and a larger base of customers than we do. This may allow our competitors to respond more quickly than we are able to respond to new or emerging technologies or changes in customer requirements or it may allow them to deliver products that are priced lower than our products or which include features and functions that are not included in our products.

In the market for STB SoCs we compete primarily against Broadcom Corporation and ST Microelectronics. Broadcom offers a full range of products with new technology, comprehensive customer support and aggressive pricing on high capability devices. ST Microelectronics still has a large presence but has reduced investment in software and newer devices and is typically found competing against us in lower cost programs. However, newer Asian entrants such as HiSilicon and MediaTek are aggressively pricing lower cost products along with ST Microelectronics. MediaTek (which has announced plans to acquire MStar Semiconductor) is also attempting to enter higher value markets such as North America. Given significant hurdles to market entry in North America, Broadcom continues to be our primary competitor in these markets.

In the market for home networking solutions, we compete against other semiconductor manufacturers that offer functionality based on the MoCA standard. For example, for the last two years we have been competing with MoCA solutions offered by Broadcom, and we expect to continue to compete with Broadcom and other semiconductor manufacturers in the manufacture and sale of MoCA-compliant chipsets in the future. We also compete against companies that offer products based on non-MoCA home networking solutions, such as Ethernet, HomePNA, Home Plug AV and Wi-Fi, and potentially G.hn when products incorporating the standard for that technology are introduced to the market.

In the DBS market, our band translation switch and channel stacking switch products face competition from discrete solution providers and other semiconductor manufacturers who offer products with similar functionality.

In the broadband access market, our broadband access products compete with other, more well-established high-speed wide area networking technologies such as data over cable service interface specifications, or DOCSIS, versions of Digital Subscriber Line, or xDSL, Ethernet, xPON, and 3rd Generation Partnership Project Long Term Evolution and Worldwide Interoperability for Microwave Access, or WiMAX.

While we believe that our products compete favorably against alternative technologies in these markets, the ultimate competitiveness of our products is highly dependent on, and sensitive to, the particular facts and circumstances of each service provider and its end user customers, such as the type of media content being distributed, the environment in which the distribution is taking place, the available network bandwidth and distribution mediums and the number of devices connected to a network.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to develop and protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. However, these measures may not provide meaningful protection for our intellectual property. We review our technological developments to identify features that provide us with a technological or commercial advantage and we file patent applications when we deem it to be appropriate to protect these features in the United States and internationally in select countries. In addition to developing technology internally, some of which is patentable, we continually evaluate the acquisition and licensing of intellectual property from third-parties that complements our business. As of December 31, 2012, we had over 400 issued U.S. patents. In addition, as of December 31, 2012, we had over 1,000 granted foreign patents and over 600 patent applications that were pending in the United States and foreign countries. Our patent portfolio expanded significantly during 2012, largely as a result of our acquisition of the STB business from Trident. The term of an issued patent in the United States is at least 20 years from its filing date, unless subject to a terminal disclaimer. The U.S. Patent and Trademark Office provides term extensions for those applications that have been pending for more than three years and for which the duration of the pendency is not the fault of the applicant. Accordingly, many of our patents may receive a longer term due to the benefit of such patent term extensions. Taking such patent terms and any terminal disclaimers into account, the remaining terms of our issued U.S. patents range from 14 to 17 years and the remaining terms for counter-part patents in most foreign jurisdictions are similar, provided we pay the applicable maintenance fees throughout the terms of our issued U.S. and granted foreign patents.

We are the owner of several registered trademarks in the United States and in certain foreign countries, including "Entropic," "Entropic Communications," "c.LINK," "CSS" and "RF Magic."

In connection with our membership in MoCA, we are required to license any of our patent claims that are essential to implement the MoCA specification to other MoCA members under reasonable and non-discriminatory terms. Because our core home networking technology is a primary component of the MoCA specification, we are required to license portions of this technology to other MoCA members, including other semiconductor manufacturers that may compete with us in the sale of MoCA-compliant chipsets. However, only essential patent claims necessary to implement the MoCA specification are subject to this requirement. We are not required to license patent claims that are not essential to implement the MoCA specification, nor are we required to license patent claims that are unrelated to the MoCA specification. To date we have not entered into a license of our MoCA-related patent claims, so the terms of any required license have not been established.

In addition to the licensing requirements of standards bodies to which we belong, such as MoCA, in connection with our sales or product development activities, we are also sometimes required by our customers or service providers to license to unrelated third parties, on reasonable and non-discriminatory terms, patents and patent applications associated with technologies purchased or used by, or developed with or for, such customers or service providers. We expect that in the future we may be required to agree to such licensing arrangements in order to secure sales, receive development funds or settle disputes.

In addition to our patent rights, we hold significant intellectual property in the form of proprietary trade secrets which we rely on to compete. Designing integrated circuits for set-top boxes (including those that comply with the MoCA specification) or that implement our DBS outdoor unit solutions is technically difficult and requires the application of a wide range of complex engineering disciplines. During the course of creating the technology on which these products are based, we developed significant proprietary know-how and techniques for overcoming the engineering challenges involved in designing such products. We retain such know-how and techniques as proprietary trade secrets that we are not required to license to others as a result of our membership in MoCA. Similarly, we have developed significant proprietary know-how and techniques for implementing our DBS outdoor unit solutions in satellite installations. Consequently, even though we are required to license patent claims that are essential to implement the MoCA standard to other MoCA members and have agreed to license patents and patent applications related to other technologies, such as our DBS outdoor unit solutions and Set-top Box SoC solutions, to third parties on reasonable and non-discriminatory terms, we believe that such licensees would need to overcome significant engineering challenges and develop or obtain comparable proprietary know-how and techniques in order to design products that compete successfully against ours.

We generally enter into nondisclosure agreements with our employees, consultants and strategic partners, and typically control access to and distribution of our proprietary information. Our employees are generally required to assign their intellectual property rights to us and to treat all technology as our confidential information.

Government Regulation

As a company that provides systems solutions composed of silicon integrated circuits with embedded software, we are subject to certain government regulations, including U.S. export controls and foreign countries' import regulations, as well as customs duties and export quotas, regulations relating to the materials that comprise our products (such as the European Union's Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment and equivalent regulations adopted by China), and regulations placing constraints on our customers and service providers' services (such as the Federal Communications Commission's regulations relating to radio frequency signals emitted in the United States and laws and regulations regarding local cable franchising).

Employees

As of December 31, 2012, we employed a total of 693 people on a full-time basis, including 449 in research and development, 164 in sales, marketing and general and administrative, and 80 in operations. We also engage temporary employees and consultants. Our ability to attract and retain qualified personnel is essential to our continued success. None of our employees are subject to a collective bargaining agreement. We have never experienced a work stoppage and we consider our relations with our employees to be good.

EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth information regarding our executive officers as of January 31, 2013.

Name	Age	Position
Patrick Henry	50	Chief executive officer and member of our board of directors since September 2003 and president since February 2008. Mr. Henry also served as chairman of our board of directors from July 2007 to January 2009 and as our president from September 2003 to July 2007. From February 2003 to September 2003, he was president and chief executive officer of Pictos Technologies Inc., a developer of digital imaging products which was acquired by ESS Technology. Prior to 2003, Mr. Henry served as chief executive officer of Lincom Wireless, Inc., a chip manufacturing company focused on Wi-Fi products; vice president and general manager at LSI Logic Corporation, a provider of silicon, systems and software technologies; and senior vice president at C-Cube Microsystems Inc., a developer of digital video integrated circuits.
David Lyle	48	Chief financial officer since June 2007. From August 2005 to June 2007, Mr. Lyle was the chief financial officer at RF Magic, acquired by Entropic in June 2007. Prior to RF Magic, Mr. Lyle was finance director and controller for the mobile communications business unit at Broadcom, a provider of highly-integrated semiconductor solutions. He joined Broadcom in July 2004 through its acquisition of Zyray Wireless Inc., a WCDMA baseband co-processor company, where he served as chief financial officer beginning in January 2004. Prior to 2004, Mr. Lyle served as chief financial officer at Mobilian Corporation, a wireless data communications semiconductor company, and in various finance roles at Intel Corporation, a semiconductor company. At Intel, Mr. Lyle served in the microprocessor and networking groups and in the strategic investment arm of Intel, now known as Intel Capital.
Mark Samuel	44	Senior vice president and general manager of the STB business unit since May 2012. Prior to joining Entropic, from February 2010 until April 2012, Mr. Samuel served in senior management, most recently as senior vice president, at Trident Microsystems, Inc., a semiconductor company serving the

Name	Age	Position
		television and set-top box markets. From September 2006 to February 2010, Mr. Samuel worked for NXP Semiconductors, Inc., a semiconductor company, most recently as its vice president. Before that, Mr. Samuel held management positions with Philips Semiconductors and Sony Corporation.
Charlie Lesko	54	Senior vice president of worldwide sales since July 2012. Prior to joining Entropic, from November 2010 until July 2012, Mr. Lesko served as senior vice president of the Automotive Products Business Group at CSR, plc., a semiconductor company and a leader in connectivity, applications processing, video and imaging technology. From August 2008 until November 2010, Mr. Lesko was senior vice president, worldwide sales at CSR, plc. From March 2008 until August 2008, he served as vice president worldwide sales at Maxlinear, Inc., a semiconductor company. From April 2003 to March 2008, Mr. Lesko served as senior vice president of sales and marketing at AMI Semiconductor. Prior to this, Mr. Lesko held management sales positions with various semiconductor companies, including Broadcom Corporation, Axcelis Technologies and Teradyne Inc.
Vahid Manian	52	Senior vice president of global operations since August 2012. Prior to joining Entropic, from September 2010 until June 2011, Mr. Manian served as senior vice president of business operations at Telegent Systems, a semiconductor company serving the mobile TV market that was later acquired by Spreadtrum Communication, a Shanghai-based semiconductor company. From April 2004 until December 2008, Mr. Manian was in senior management at Broadcom Corporation, a leading communications semiconductor company, most recently serving as senior vice president of global manufacturing operations where he oversaw Broadcom's operations and manufacturing activities.
Vinay Gokhale	49	Senior vice president, corporate development and strategy since April 2012. Mr. Gokhale joined Entropic in January 2009 as senior vice president, marketing and business development. Prior to joining Entropic, from September 2006 until January 2009, Mr. Gokhale served as vice president, wireless

Name	Age	Position
		segment at SiRF Technology, Inc., a supplier of products related to global positioning systems. From September 2002 until September 2006, Mr. Gokhale served at Impinj Inc., a developer of ultra high frequency, or UHF, radio frequency identification, or RFID, solutions for both item-level and supply-chain tagging. Initially, Mr. Gokhale served as vice president, marketing, and later as executive vice president, RFID products. From July 1995 until September 2002, Mr. Gokhale served in various positions of increasing responsibility at Conexant Systems, Inc., or Conexant, a provider of solutions for imaging, video, audio and internet connectivity applications, and held the position of vice president and business unit director for Conexant's wireless data business unit.
Michael Farese	66	Senior vice president global engineering since August 2012. Dr. Farese joined Entropic in June 2010 as senior vice president, engineering and operations. Prior to joining Entropic, from September 2007 until May 2010, Dr. Farese served as chief executive officer at Bitwave Semiconductor, Inc., a fabless semiconductor company and innovator in the development of programmable radio integrated circuits. From September 2005 until September 2007, Dr. Farese served as the senior vice president of engineering at Palm, Inc., a leading developer of PDAs and wireless smartphones. From March 2002 until July 2005, Dr. Farese served as president and chief executive officer at WJ Communications, Inc., a radio frequency semiconductor company providing radio frequency integrated circuits to the wireless infrastructure market, and from October 1999 until January 2002, Dr. Farese served as the president and chief executive officer at Tropian, Inc., a provider of cellular, application-specific integrated circuits. Dr. Farese has also held senior management positions at Motorola, Nokia Mobile Phones Inc. and Ericsson Inc. Dr. Farese is a member of the board of directors of Quicklogic Corporation and PMC-Sierra Inc.
Lance Bridges	51	Senior vice president and general counsel since February 2012. Mr. Bridges joined Entropic in May 2007 as vice president of corporate development, general counsel and secretary. Prior to joining Entropic, Mr. Bridges was a partner at Cooley LLP, where he practiced law since 1991.

Name	Age	Position
Trevor Renfield	41	Vice president, accounting and chief accounting officer since April 2012. From October 2010 to April 2012, Mr. Renfield served as Entropic's corporate controller and principal accounting officer. Prior to joining Entropic, from August 2007 until October 2010, Mr. Renfield served as vice president, finance and treasurer at DivX, Inc., a creator, distributor and licensor of digital video technologies. From January 2004 until August 2007, Mr. Renfield served as the senior director of finance at Novatel Wireless, Inc., a provider of wireless broadband access solutions, and from June 2003 until January 2004, Mr. Renfield served as the director of financial reporting at Remec, Inc. (acquired by Powerwave Technologies in 2005), a wireless infrastructure business.

Item 1A. *Risk Factors*

Investing in our common stock involves a high degree of risk. Before deciding to purchase, hold or sell our common stock, you should carefully consider the following information, the other information in this Annual Report on Form 10-K, or Annual Report, and in our other filings with the Securities and Exchange Commission, or SEC. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment. These risks and uncertainties may be interrelated or co-related, and as a result, the occurrence of one risk might directly affect other risks described below, make them more likely to occur or magnify their impact. Moreover, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to Our Business

We have had net operating losses for most of the time we have been in existence, had an accumulated deficit of $146.1 million as of December 31, 2012 and only recently became profitable on an annual basis, and we are unable to predict whether we will remain profitable.

We were incorporated in 2001, did not commence shipping production quantities of our home networking, high-speed broadband access and direct broadcast satellite outdoor unit, or DBS ODU, and collectively, our Connectivity solutions, until December 2004 and only became profitable on an annual basis for the first time in 2010. Additionally, we recently acquired the assets comprising our set-top box, or STB, system-on-a-chip, or SoC, solutions from Trident Microsystems, Inc. and certain of its subsidiaries, collectively Trident, and the integration of those assets into our legacy operations is in its initial phase. Consequently, any predictions about future performance of our going forward operations may not be as accurate as they could be if we had a longer history of successfully commercializing our Connectivity solutions and the more recently acquired STB SoC solutions, and of profitable operations. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance.

For the years ended December 31, 2012 and 2011, we generated net income of $4.5 million and $26.6 million, respectively, and for the year ended December 31, 2010, we generated net income of $64.7 million. Although we have been profitable on an annual basis since 2010, we have incurred substantial net losses since our inception and, as of December 31, 2012, we had an accumulated deficit of $146.1 million. Despite our recent profitability, we may incur operating losses in the future as we continue to make significant expenditures related to the development of our STB SoC and Connectivity solutions and the expansion of our business, including in connection with our recent acquisition of certain assets, including STB SoC assets, used in or related to the STB business of Trident. Prior to our acquisition, the STB business of Trident was not profitable and unless or until we are able to make the STB business profitable, it will negatively impact our overall profitability going forward. In addition, the costs associated with integrating the STB business into our existing operations could impair our financial condition and results of operations.

Our ability to sustain profitability depends on the extent to which we can maintain or increase revenue and control our costs in order to, among other things, counter any unforeseen difficulties, complications, product delays or other unknown factors that may require additional expenditures, or unforeseen difficulties or costs associated with the integration of acquired assets or businesses, including the STB business. Because of the numerous risks and uncertainties associated with our growth prospects, product development, sales and marketing and other efforts, we are unable to predict the extent of our profitability or future losses. If we are unable to achieve adequate growth, we may not sustain profitability.

Our recently completed acquisition of the STB business from Trident may not provide the anticipated benefits when and to the extent we expect, which could negatively impact our business and harm our financial position.

In April 2012, we completed our acquisition of the STB business from Trident. While we anticipate numerous benefits and synergies from this acquisition, our ability to achieve such benefits in a timely and cost-efficient manner is dependent on our ability to manage the risks associated with this acquisition. We are continuing to integrate the STB business into our existing operations and expect to encounter ongoing challenges and risks in connection with this integration, including:

- the necessity of investing substantially more time and financial resources in the growth and development of the STB business, or in integrating the STB business with our existing operations, than presently anticipated, resulting in increased costs and demands on management and time which could otherwise be devoted to more profitable activities;
- our ability to integrate, on a timely and cost efficient basis, the STB business, which is more geographically dispersed and substantially more complex than our business prior to the acquisition, including the addition of 356 global employees to our headcount (nearly doubling the size of our headcount);
- difficulty dealing with tax, employment, logistics, and other related issues resulting from our expanded international operations;
- the ability of our existing systems, infrastructure and personnel to accommodate the integration of the STB business into our existing operations, including the need to establish uniform standards, controls, procedures and policies (including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002) across our entire business;
- our lack of expertise with respect to the STB business and with maintaining and improving upon the quality of products and services that Trident historically provided;
- the potential need to record accounting charges for restructuring and related expenses, impairment of goodwill and amortization of intangible assets in the future;
- difficulties in combining corporate cultures, including in geographic locations distant from our headquarters and senior management;
- issues with maintaining and improving relationships with present and prospective customers of the STB business, and distributors and suppliers of Trident;
- our ability to generate profits from the STB business to fund other company initiatives; and
- the dependence of the STB business on a limited number of suppliers and customers, including reliance on NXP Semiconductors Netherlands B.V., or NXP, for the manufacture of certain STB products.

As a result of these difficulties and risks, we may not accomplish the integration of the STB business smoothly, successfully or within our budgetary expectations and anticipated timetable. If we do not achieve the anticipated benefits of an acquisition as rapidly as expected, or at all, investors or analysts may not perceive the same benefits of the acquisition as we do and our business may be negatively impacted and our financial condition may be harmed.

We face intense competition and expect competition to increase in the future, with many of our competitors being larger, more established and better capitalized than we are.

The markets for our STB SoC and Connectivity solutions are extremely competitive and have been characterized by rapid technological change, evolving industry standards, rapid changes in customer requirements, short product life cycles and frequent introduction of next generation and new solutions, as well as competing technologies. This competition could make it more difficult for us to sell our solutions and result in increased pricing pressure, reduced gross profit as a percentage of revenues or gross margins, increased sales and marketing expenses and failure to increase or the loss of market share or expected market share. Semiconductor solutions in particular have a history of declining prices driven by customer insistence on lower prices as the cost of production is reduced and as demand falls when competitive products or newer, more advanced, products are introduced. If market prices decrease faster than product costs, our gross margins and operating margins would be adversely affected.

Moreover, we expect increased competition from other established and emerging companies both domestically and internationally. In particular, we currently face, or in the future expect to face, competition from companies such as Broadcom Corporation, STMicroelectronics N.V., or STMicro, Sigma Designs, Inc., MStar Semiconductor, Inc., Intel Corporation, Marvell Technology Group Ltd., MaxLinear, Inc., or MaxLinear, Qualcomm Incorporated, Lantiq Deutschland GmbH and Vixs Systems, Inc., in the sale of MoCA compliant chipsets and technology, and from companies such as Broadcom, NXP Semiconductors N.V., MaxLinear, STMicro, Qualcomm and Mobius Semiconductor, in the sale of DBS ODU products and from companies such as Broadcom, STMicro, MediaTek Inc., MStar Semiconductor, Inc., Sigma Designs, Inc., Marvell, AMlogic, Abilis, Intel, Qualcomm, HiSilicon Technologies and Vixs in the sale of STB SoCs, and other STB solutions. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties. If so, competitors or alliances that include our competitors may emerge and could acquire significant market share. Further, our current and potential competitors may also enter into licensing arrangements with third parties with respect to MoCA chipsets or other technology on licensing terms that are more favorable than the licensing terms that we would be able to offer through the direct licensing of our MoCA chipsets and other technology to such third parties. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. In addition, our competitors could develop solutions or technologies that cause our solutions and technologies to become non-competitive or obsolete, or cause us to substantially reduce our prices.

In addition to direct competitors, we also face competition from a number of established companies that offer products based on competing technologies. For example, our Connectivity products compete with home networking and access products based on other technologies, such as Data over Cable Service Interface Specifications, or DOCSIS, versions of Digital Subscriber Line, or DSL, Ethernet, HomePNA, HomePlug AV, Broadband over Power Line, High Performance Network Over Coax, or HiNOC, Wi-Fi and LTE solutions. Although some of these competing technologies were not originally designed to operate over coaxial cables, our competitors have modified certain technologies, including HomePNA, HomePlug AV, Broadband over Power Line and Wi-Fi, to work on the same in-home coaxial cables that our Connectivity solutions use. We also expect to face competition from companies that offer products based on G.hn technology in the future. Many of our competitors and potential competitors are substantially larger and have longer operating histories, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Given their capital resources, many of these larger organizations are in a better position to withstand any significant reduction in customer purchases or market downturns. Many of our competitors also have broader product lines and market focus, allowing them to bundle their products and services and effectively use other products to subsidize lower prices for those products that compete with ours or to provide integrated product solutions that offer cost advantages to their customers. In addition, many of our competitors have been in operation much longer than we have and therefore have better name recognition and more long-standing and established relationships with service providers, original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs.

Our ability to compete depends on a number of factors, including:

- the adoption of our solutions and technologies by service providers, ODMs and OEMs;
- the performance and cost effectiveness of our solutions relative to our competitors' products;
- our ability to deliver high quality and reliable solutions in large volumes and on a timely basis;
- our ability to build close relationships with service providers, ODMs, OEMs, retailers and consumer electronics manufacturers;
- our success in developing and utilizing new technologies to offer solutions and features previously not available in the marketplace that are technologically superior to those offered by our competitors;
- our ability to identify new and emerging markets and market trends;
- our ability to reduce our product costs and receive favorable pricing from our suppliers;
- our ability to recruit design and application engineers and other technical personnel;
- our ability to protect our intellectual property and obtain licenses to the intellectual property of others on commercially reasonable terms;
- our ability to transition our customers from older to newer generations of our solutions;
- our ability to expand our market penetration and revenue growth outside of the United States; and
- our ability to create a retail market for our Connectivity solutions in consumer electronics devices, such as televisions.

Our inability to address any of these factors effectively, alone or in combination with others, could seriously harm our business, operating results and financial condition.

In addition, consolidation by industry participants could result in competitors with further increased market share, larger customer bases, greater diversified product offerings and greater technological and marketing expertise, which would allow them to compete more effectively against us. As previously discussed, current and potential competitors may also gain such competitive advantages by establishing financial or strategic relationships with existing or potential customers, suppliers or other third-parties. These new competitors or alliances among competitors, customers, or suppliers could emerge rapidly and acquire significant market share. In addition, some of our suppliers and customers offer, or may in the future offer, products that compete with our solutions. Depending on the participants, industry consolidation or the formation of strategic relationships could have a material adverse effect on our business and results of operations by reducing our ability to compete successfully in our current markets and the markets we are seeking to serve.

We depend on a limited number of customers, and ultimately service providers, for a substantial portion of our revenues, and the loss of, or a significant shortfall in, orders from any of these parties could significantly impair our financial condition and results of operations.

We derive a substantial portion of our revenues from a limited number of customers. For example, for the year ended December 31, 2012, Wistron and Motorola accounted for 21% and 13% of our net revenues, respectively; for the year ended December 31, 2011, Wistron and Motorola accounted for 25% and 17% of our net revenues, respectively; and for the year ended December 31, 2010, Wistron and Motorola accounted for 21% and 17% of our net revenues, respectively. Our inability to generate anticipated revenues from our key existing or targeted customers, or a significant shortfall in sales to certain of these customers would significantly reduce our revenues and adversely affect our operating results. Our operating results in the foreseeable future will continue to depend on our ability to sell our solutions to our existing and prospective large customers.

Further, we depend on a limited number of service providers that purchase products from our customers which incorporate our solutions. If these service providers, or other service providers that elect to use our solutions, reduce or eliminate purchases of our customers' products which incorporate our solutions, this would significantly reduce our revenues and adversely affect our operating results. In addition, any sudden or unexpected slowdown in deployments by service providers that incorporate our solutions may lead to an inventory buildup by our customers who may, in turn, postpone taking delivery of our solutions or wait to clear their existing inventory before ordering more solutions from us, which, in turn, may adversely affect our results. Our operating results for the foreseeable future will continue to depend on a limited number of service providers' demand for products which incorporate our solutions.

We may have conflicts with our customers, including customers we have acquired as part of our acquisition of the STB business from Trident with whom we have a limited history, or the service providers that purchase products from our customers that incorporate our solutions. Any such conflict could result in events that have a negative impact on our business, including:

- reduced purchases of our solutions or our customers' products that incorporate them;
- uncertainty regarding ownership of intellectual property rights;
- litigation or the threat of litigation; or
- settlements or other business arrangements imposing obligations on us or restrictions on our business, including obligations to license intellectual property rights or make cash payments.

If we fail to develop and introduce new or enhanced solutions on a timely basis, our ability to attract and retain customers could be impaired, and our competitive position may be harmed.

The industries in which we compete are highly volatile and competitive. In order to compete effectively, we must continually introduce new products or enhance existing products and accurately anticipate customer requirements for new and upgraded products. The introduction of new products by our competitors, the market acceptance of solutions based on new or alternative technologies, or the emergence of new industry standards could render our existing or future solutions obsolete. Our failure to anticipate or timely develop new or enhanced solutions or technologies in response to technological shifts or changes in customer requirements could result in decreased revenues and an increase in design wins by our competitors.

New product development or the enhancement of existing products is subject to a number of risks and uncertainties. We may experience difficulties with solution design, manufacturing or certification that could delay or prevent the introduction of new or enhanced solutions. Alternatively, even if technical engineering hurdles can be overcome, we must successfully anticipate customer requirements regarding features and performance, the new or enhanced products must be competitively priced, and they must become available during the window of time when customers are ready to purchase our solutions.

Even after new or enhanced products are developed, we must be able to successfully bring them to market. The success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product production ramp-up issues, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products may have quality or other defects in the early stages of introduction. Accordingly, we cannot determine in advance the ultimate effect of new product introductions and transitions, and any failure to manage new product introduction risks could adversely affect our business.

Our results could be adversely affected if our customers or the service providers who purchase their products are unable to successfully compete in their respective markets.

Our customers and the service providers that purchase products from our customers face significant competition from their competitors. We rely on these customers' and service providers' ability to develop products and/or services that meet the needs of their customers in terms of functionality, performance, availability and price. If these customers and service providers do not successfully compete, they may lose market share, which would negatively impact the demand for our solutions. For example, for our Connectivity solutions there is intense competition among service providers to deliver video and other multimedia content into and throughout the home. For the sale of our Connectivity solutions, we are currently dependent on the ability of a limited number of service providers to compete in the market for the delivery of high-definition television-quality video, or HD video, and other multimedia content. Therefore, factors influencing the ability of these service providers to compete in this market, such as competition from alternative content providers or laws and regulations regarding local cable franchising or satellite broadcasting rights, could have an adverse effect on our ability to sell Connectivity solutions. In addition, our digital broadcast satellite outdoor unit solutions are primarily supplied to digital broadcast satellite service providers by our ODM and OEM customers. Digital broadcast satellite service providers are facing significant competition from telecommunications carriers and cable service operators as they compete for customers in terms of video, voice and data services. Moreover, ODMs and OEMs who market cable and satellite STBs are competing with a variety of Internet protocol-based video delivery solutions, including versions of DSL technology and certain fiber optic-based solutions. Many of these technologies compete effectively with cable and satellite STBs. If our customers and the service providers who purchase products from our customers that incorporate our solutions do not successfully compete, they may lose market share, which would reduce demand for our solutions.

If the market for HD video and other multimedia content delivery solutions does not continue to develop as we anticipate, our revenues may decline or fail to grow, which would adversely affect our operating results.

We derive, and expect to continue to derive for the foreseeable future, a significant portion of our revenues from sales of our Connectivity solutions based on the MoCA standard. The market for multimedia content delivery solutions based on the MoCA standard is relatively new, still evolving and difficult to predict. Currently, the growth of the MoCA-based multimedia content delivery market and the success of our business are largely driven by the adoption and deployment of existing and future generations of the technology by service providers, ODMs and OEMs and, to a lesser extent, by consumer adoption of such technology which is dependent on upgrades from standard definition television services to high-definition television services, or HD services, and on the availability of over-the-top, or OTT, services that directly deliver Internet video content into the home. It is difficult to predict whether the MoCA standard will continue to achieve and sustain high levels of demand and market acceptance by service providers or consumers, the rate at which consumers will upgrade to HD services, whether the availability of OTT services will continue to grow or whether consumers beyond the early technology adopters will embrace OTT services in increasing numbers, if at all.

Many of these same market dynamics apply to advanced STB SoCs which we acquired when we purchased the STB business of Trident. For example, some of our STB solutions use Google's Android operating system, which allows third party applications and other advanced features to be deployed by service providers. The market for such advanced STB features is relatively new, still evolving and difficult to predict. The future success of our STB solutions line may depend on the adoption and deployment of advanced STB features by service providers and the availability of OTT services that deliver Internet video content into the home. As with our Connectivity solutions, it is difficult to predict the levels of demand and market acceptance of advanced STB solutions, and therefore, if may be difficult to predict future revenues and our investment return from STB solutions that offer advanced features.

With regard to Connectivity solutions, some service providers, ODMs and OEMs have adopted, and others may adopt, multimedia content delivery solutions that rely on technologies other than the MoCA standard or may choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, MoCA-based solutions. The alternative technology solutions which compete with MoCA-based solutions include Ethernet, HomePNA, HomePlug AV and Wi-Fi. It is critical to our success that additional service providers, including telecommunications carriers, digital broadcast satellite service providers and cable operators, adopt the MoCA standard for home networking and deploy MoCA solutions to their customers. If the market for MoCA-based solutions does not continue to develop or develops more slowly than we expect, or if we make errors in predicting adoption and deployment rates for these solutions, our revenues may be significantly adversely affected. Our operating results may also be adversely affected by any delays in consumer upgrade to HD services, delays in consumer adoption of OTT services, or if the market for OTT services develops more slowly than we expect.

Even if service providers, ODMs and OEMs adopt multimedia content delivery solutions based on the MoCA standard, we may not compete successfully in the market for MoCA-compliant chipsets.

As a member of MoCA, we are required to license any of our patent claims that are essential to implement the MoCA specifications to other MoCA members on reasonable and non-discriminatory terms. As a result, we are required to license some of our important intellectual property to other MoCA members, including other semiconductor manufacturers that may compete with us in the sale of MoCA-compliant chipsets. Furthermore, there may be disagreements among MoCA members as to specifically which of our patent claims we are required to license to them. If we are unable to differentiate our MoCA-compliant chipsets from other MoCA-compliant chipsets by offering superior pricing and features outside MoCA specifications, we may not be able to compete effectively in the market for such chipsets. Moreover, although we are currently and actively involved in the ongoing development of the MoCA standard, we cannot guarantee that future MoCA specifications will incorporate technologies or product features we are developing or that our solutions will be compatible with future MoCA specifications. As additional members, including our competitors, continue to join MoCA, they and existing members may exert greater influence on MoCA and the development of the MoCA standard in a manner that is adverse to our interests. If our Connectivity solutions fail to comply with future MoCA specifications, the demand for these solutions could be severely reduced.

The semiconductor and communications industries are highly cyclical and subject to rapid change and evolving industry standards and, from time to time, have experienced significant downturns in customer demand as well as unexpected increases in demand resulting in production capacity constraints. These factors could impact our operating results, financial condition and cash flows and may increase the volatility of the price of our common stock.

The semiconductor and communications industries are highly cyclical and subject to rapid change and evolving industry standards and, from time to time, have experienced significant downturns in customer demand. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices; factors which have caused, and could continue to cause, substantial fluctuations in our net revenue and in our operating results. Any downturns in the semiconductor and communications industries may be severe and prolonged, and any failure of these industries to fully recover from downturns could harm our business. For example, because a significant portion of our expense is fixed in the near term or is incurred in advance of anticipated sales, during these downturns we may not be able to decrease our expenses rapidly enough to offset unanticipated shortfalls in revenues during industry downturns, which would adversely affect our operating results. Even as the industry recovers from a downturn, some OEMs and ODMs may continue to slow down their research and development activities, cancel or delay new product development, reduce their inventories and/or take a cautious approach to acquiring products, which may negatively impact our business.

The semiconductor and communications industries also periodically experience increased demand and production capacity constraints, which may affect the ability of companies such as ours to ship products to customers. Any factor adversely affecting either the semiconductor or communications industries in general, or the particular segments of any of these industries that our solutions target, may adversely affect our ability to generate revenue and could negatively impact our operating results, cash flow and financial condition. The semiconductor and communications industries may experience supply shortages due to sudden increases in demand beyond foundry capacity. In addition to capacity issues, during periods of increased demand these industries may also experience difficulty obtaining sufficient manufacturing, assembly and test resources from manufacturers. If, as a result of these industry issues or other factors that cause capacity constraints at our suppliers, we are unable to meet our customers' increased demand for our solutions, we would miss opportunities for additional revenue and could experience a negative impact on our relationships with affected customers. Further, in response to the cyclical and rapidly changing nature of the semiconductor and communications industries, our operating results may fluctuate from period to period as we adjust our inventory and production requirements to meet the changing demands of our customers, which could impact our financial condition and cash flows and may increase the volatility of the price of our common stock.

Our operating results have fluctuated significantly in the past and we expect them to continue to fluctuate in the future, which could lead to volatility in the price of our common stock.

Our operating results have fluctuated in the past and are likely to continue to fluctuate, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside of our control. These fluctuations in our operating results may cause our stock price to fluctuate as well. The primary factors that are likely to affect our quarterly and annual operating results include:

- changes in demand for our solutions or products offered by service providers and our customers;
- the timing and amount of orders, especially from significant service providers and customers;
- the seasonal nature of the sales of products that incorporate our solutions by certain service providers which may affect the timing of orders for our solutions;
- the level and timing of capital spending of service providers, both in the United States and in international markets;
- competitive market conditions, including pricing actions by us or our competitors;
- adverse market perception of our products or their features;
- any delay in the development, certification or adoption associated with new MoCA standards (e.g., MoCA 2.0) by the alliance, OEMs or service providers;

- any cut backs or delayed deployments of products that include our solutions, and particularly our STB SoC solutions, by service providers;
- our unpredictable and lengthy sales cycles;
- the mix of solutions and solution configurations sold;
- our ability to successfully define, design and release new solutions on a timely basis that meet customers' or service providers' needs;
- costs related to acquisitions of complementary products, technologies or businesses, including costs associated with our recent acquisitions of the STB business of Trident and broadcast satellite intellectual property and corresponding technologies from PLX Technology, Inc., or PLX;
- uncertainty regarding the anticipated benefits and synergies of the STB business with our prior existing operations;
- new solution introductions and enhancements, or the market anticipation of new solutions and enhancements, by us or our competitors;
- the timing of revenue recognition on sales arrangements, which may include multiple deliverables and the effect of our use of inventory "hubbing" arrangements;
- unexpected changes in our operating expenses;
- general economic conditions (including the recent industry and economic downturn) and political conditions in the countries where we operate or our solutions are sold or used;
- our ability to attain and maintain production volumes and quality levels for our solutions, including adequate allocation of wafer, assembly and test capacity for our solutions by our subcontractors;
- our customers' ability to obtain other components needed to manufacture their products;
- the cost and availability of components and raw materials used in our solutions, including, without limitation, the price of gold and copper;
- changes in manufacturing costs, including wafer, test and assembly costs, manufacturing yields and solution quality and reliability;
- our ability to obtain continuous cost reductions from wafer, assembly and test vendors;
- productivity of our sales and marketing force;
- our ability to reduce operating expenses in a particular quarter if revenues for that quarter fall below expectations;
- future accounting pronouncements and changes in accounting policies;
- disputes between content owners and service providers that result in the delay or elimination of the sale of products using our technology;
- costs associated with litigation; and
- domestic and international regulatory changes.

Unfavorable changes in any of the above factors, many of which are beyond our control, could significantly harm our business and results of operations. You should not rely on the results of prior periods as an indication of our future performance.

Adverse U.S. and international economic conditions have affected and may continue to adversely affect our revenues, margins and profitability.

Since September 2008, the credit markets and the financial services industry in the United States and Europe have been experiencing a period of unprecedented turmoil and upheaval. These conditions, together with the slow and fragile recovery facing the broader economy and, in particular, the semiconductor and communications industries, have adversely affected, and may continue to adversely affect, our business as service providers cut back or delay deployments that include our solutions and to the extent that consumers decrease their discretionary spending for enhanced video offerings from service providers, which may in turn lead to cautious or reduced spending by service providers and, in turn, may lead to a decrease in orders for our solutions, thereby adversely affecting our operating results. Our operating results may also be adversely affected by changes in tax laws as governments react to address the gap between their spending outflows and tax revenue inflows.

We may also experience adverse conditions in our cost base due to changes in foreign currency exchange rates that reduce the purchasing power of the U.S. dollar, increase research and development expenses and otherwise harm our business. These conditions may harm our margins and prevent us from sustaining profitability if we are unable to increase the selling prices of our solutions or reduce our costs sufficiently to offset the effects of effective increases in our costs. Our attempts to offset the effects of cost increases through controlling our expenses, passing cost increases on to our customers or any other method may not succeed. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, in 2012, we began entering into foreign currency forward contracts. The contracts are intended to reduce, but will not eliminate, the impact of foreign currency exchange rate movements. In addition, this foreign currency risk management policy may not be effective in addressing long-term fluctuations since our contracts do not extend beyond a 12-month maturity.

The success of our DBS ODU solutions depends on the demand for our solutions within the satellite digital television market and the growth of this overall market.

We derive a significant portion of our revenues from sales of our digital broadcast satellite outdoor unit solutions into markets served by digital broadcast satellite providers and their ODM and OEM partners, the deployment of which may also increase demand for our MoCA-compliant Connectivity solutions. These revenues result from the demand for HD based TV's and DVR's within single family households, multi dwelling units and hospitality establishments that receive their video from digital broadcast satellites. The digital broadcast satellite market may not grow in the future as anticipated or a significant market slowdown may occur, which would in turn reduce the demand for applications or devices, such as multi-switch and low-noise block converters that rely on our digital broadcast satellite outdoor unit solutions. Because of the intense competition in the satellite, terrestrial and cable digital television markets, the unproven technology of many products addressing these markets and the short product life cycles of many consumer applications or devices, it is difficult to predict the potential size and future growth rate of the markets for our digital broadcast satellite outdoor unit solutions. If the demand for our digital broadcast satellite outdoor unit solutions is not as great as we expect, or if we are unable to produce competitive solutions to meet that demand, our revenues could be adversely affected.

The market for our broadband access solutions is limited and these solutions may not be widely adopted.

Our broadband access solutions are designed to meet broadband access requirements in areas characterized by fiber optic network deployments that terminate within one kilometer of customer premises. We believe the primary geographic markets for our broadband access solutions are currently in China and in parts of Europe where there are many multi-dwelling units and fiber optic networks that extend to or near a customer premises. We do not expect to generate significant revenues from sales of our broadband access solutions in North America, which is generally characterized by low-density housing, or in developing nations that do not generally have extensive fiber optic networks. To the extent our efforts to sell our broadband access solutions into currently targeted markets are unsuccessful, the demand for these solutions may not develop as anticipated or may decline, either of which could adversely affect our future revenues. Moreover, these markets have a large number of service providers and varying regulatory standards, both of which may delay any widespread adoption of our solutions and increase the time during which competing technologies could be introduced and displace our solutions.

In addition, if areas characterized by fiber optic networks that terminate within one kilometer of customer premises do not continue to grow, or we are unable to develop broadband access solutions that are competitive outside of these areas, the demand for our broadband access solutions may not grow and our revenues may be limited. Even if the markets in which our broadband access solutions are targeted continue to grow or we are able to serve additional markets, customers and service providers may not adopt our technology. There are a growing number of competing technologies for delivering high-speed broadband access from the service provider's network to the customer's premises. For example, our broadband access solutions face competition from products using DOCSIS, versions of DSL, Ethernet, fiber to the home and LTE solutions. Moreover, there are many other access technologies that are currently in development including some low cost proprietary solutions. If service providers adopt competing products or technologies, the demand for our broadband access solutions will decline and we may not be able to generate significant revenues from these solutions.

We have and in the future intend to continue to expand our operations and increase our expenditures in an effort to grow our business. If we are not able to manage this expansion and growth, or if our business does not continue to grow as we expect, we may not be able to realize a return on the resources we devote to expansion.

We added 346 additional global employees to our employee headcount during 2012, primarily as a result of our acquisition of the STB business from Trident. We also recently acquired direct broadcast satellite intellectual property and corresponding technologies from PLX. We anticipate that we will continue to expand our infrastructure and grow our headcount to accommodate changes in our research and development strategy and achieve planned expansion of our solution offerings, projected increases in our customer base and anticipated growth in the number of our solution deployments. This rapid growth will place a strain on our administrative and operational infrastructure. Our success in managing our growth will be dependent upon our ability to:

- enhance our operational, financial and management controls, reporting systems and procedures;
- expand our facilities and equipment and develop new sources of supply for the manufacture, assembly and testing of our semiconductor solutions when and as needed and on commercially reasonable terms;
- successfully hire, train, motivate and productively deploy additional employees, including technical personnel; and
- expand our international resources.

Our inability to address effectively any of these factors, alone or in combination with others, could harm our ability to execute our business strategy.

Further, our acquisition of the STB business from Trident increased our international footprint and opened up new markets in which we had not previously operated. We intend to continue to grow our business geographically and also to develop new solution offerings and pursue new customers. If we fail to timely or efficiently expand operational and financial systems in connection with such growth or if we fail to implement or maintain effective internal controls and procedures, resulting operating inefficiencies could increase costs and expenses more than we planned and might cause us to lose the ability to take advantage of market opportunities, enhance existing solutions, develop new solutions, satisfy customer requirements, respond to competitive pressures, control our inventory or otherwise execute our business plan. Failure to implement or maintain such controls and procedures could also impact our ability to produce timely and accurate financial statements. Additionally, if we increase our operating expenses in anticipation of the growth of our business and such growth does not meet our expectations, our financial results likely would be negatively impacted.

Our joint development and technology licensing arrangements with customers, companies that we have investments in and other third parties may not be successful.

We have entered into joint development, product collaboration and technology licensing arrangements with customers, companies we have investments in and other third parties, and we expect to enter into new arrangements of these kinds from time to time in the future. Currently we have investments in, and various obligations and commitments to, third parties related to these arrangements. Such arrangements can magnify several risks for us, including loss of control over the development and development timeline of jointly developed products. Accordingly, we face increased risk that our joint development activities may result in products that are not commercially successful or that are not available in a timely fashion. In addition, any third party with whom we enter into a joint development, product collaboration or technology licensing arrangement may fail to commit sufficient resources to the project, change its policies or priorities and abandon or fail to perform its obligations related to the collaboration. The failure to timely develop commercially successful products through our joint development activities as a result of any of these and other challenges could have a material adverse affect on our business, results of operations, and financial condition.

We are currently in the process of developing an integrated chip that combines our MoCA functionality with a third party's independently developed transcoding technology. We lack experience in developing a highly integrated chip of this nature, and therefore may encounter unexpected engineering challenges and difficulties. This integrated chip, which is being jointly developed with Zenverge, Inc., or Zenverge, will be significantly more complex than other chips that we have developed in the past. Consequently, it might take longer and cost more to develop than we currently anticipate. In addition, given the complexity of this integrated chip and its related software, we may not be successful in addressing cost, quality and reliability issues, which could result in a final product that is more expensive to produce and support or less reliable than other chips we have developed. If this occurs, or if other customer requirements or program objectives are not met, the integrated chip may not achieve widespread market acceptance or meet our profit margin targets, and consequently, our sales may not meet our expectations or the profits from the product may not be sufficient to provide us with an adequate return on our investment. There can be no assurances that our joint development arrangement with Zenverge will be successful or that the resulting integrated chip will be cost-competitive or include all of the functionality required by our customers, or released to production on time.

Any acquisition, strategic relationship, joint venture or investment could disrupt our business and harm our financial condition.

We will continue to actively pursue acquisitions, strategic relationships, joint ventures, collaborations, technology licenses and investments that we believe may allow us to complement our growth strategy, increase market share in our current markets or expand into adjacent markets, or broaden our technology and intellectual property.

Such transactions, including our recently completed acquisitions of the STB business from Trident and broadcast satellite intellectual property and corresponding technologies from PLX, are often complex, time consuming and expensive, and may present numerous challenges and risks including:

- difficulties in assimilating any acquired workforce and merging operations;
- attrition and the loss of key personnel;
- an acquired company, asset or technology, or a strategic collaboration or licensed asset or technology not furthering our business strategy as anticipated;
- uncertainty related to the value, benefits or legitimacy or intellectual property or technologies acquired in such transaction;
- acquisition of a partner with which we have a joint venture, investment or strategic relationship by an unaffiliated third party that either delays or jeopardizes the original intent of the partnering relationship or investment;
- our overpayment for a company, asset or technology or changes in the economic or market conditions or assumptions underlying our decision to make an acquisition may subsequently make the acquisition less profitable or strategic than originally anticipated;
- an acquisition, strategic relationship, joint venture or investment in an unproven development stage company not furthering our business strategy as anticipated as a result of limited financial or other resources, lack of management experience or expertise or for other reasons unknown to us at the time of such transaction;
- our inability to liquidate an investment in a privately held company when we believe it is prudent to do so which results in a significant reduction in value or loss of our entire investment;
- difficulties entering and competing in new product categories or geographic markets and increased competition, including price competition;
- significant problems or liabilities, including increased intellectual property and employment related litigation exposure, associated with acquired businesses, assets or technologies;
- in connection with any such transaction, the need to use a significant portion of our available cash, issue additional equity securities that would dilute the then-current stockholders' percentage ownership, make unanticipated follow-on investments or incur substantial debt or contingent liabilities in an effort to preserve any value in the initial transaction;
- requirements to devote substantial managerial and engineering resources to any strategic relationship, joint venture or collaboration, which could detract from our other efforts or significantly increase our costs;
- lack of control over the actions of our business partners in any strategic relationship, joint venture, collaboration or investment, which could significantly delay the introduction of planned solutions or otherwise make it difficult or impossible to realize the expected benefits of such relationship; and
- requirements to record substantial charges and amortization expense related to certain intangible assets, deferred stock compensation and other items.

Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions, strategic relationships, joint ventures or investments after we have expended resources on them.

We may enter into negotiations for acquisitions, relationships, joint ventures or investments that are not ultimately consummated. These negotiations could result in significant diversion of our management's time, as well as substantial out-of-pocket costs, which could materially and adversely affect our operating results during the periods in which such costs are incurred.

We cannot forecast the number, timing or size of future acquisitions, strategic relationships, joint ventures or investments, or the effect that any such transactions might have on our operating or financial results. Any such transaction could disrupt our business and harm our operating results and financial condition.

We may not realize the anticipated financial and strategic benefits from the businesses we have acquired or be able to successfully integrate such businesses with ours.

We will need to overcome challenges, some of which may be significant, in order to realize the benefits or synergies from the acquisitions we have completed to date and any acquisitions that we may complete from time to time in the future, including our recently completed acquisitions of the STB business of Trident and broadcast satellite intellectual property and corresponding technologies from PLX. These challenges include the following:

- integrating businesses, operations and technologies;
- retaining and assimilating key personnel;
- retaining existing customers and attracting additional customers;
- creating uniform standards, controls, procedures, policies and information systems, including with respect to our expanded international operations;
- obtaining intellectual property rights, contractual rights or other rights or resources from third parties necessary to achieve the anticipated benefits and synergies associated with the acquired business;
- meeting the challenges inherent in efficiently managing an increased number of employees, including nearly half of our employees who are located at geographic locations distant from our headquarters and senior management; and
- implementing appropriate systems, policies, benefits and compliance programs.

Integration in particular may involve considerable risks and may not be successful. These risks include the following:

- the potential disruption of our ongoing business and distraction of our management;
- the potential strain on our financial and managerial controls and reporting systems and procedures;
- unanticipated expenses and potential delays related to integration of the operations, technology and other resources of the acquired companies;
- the impairment of relationships with employees, suppliers and customers; and
- potential unknown or contingent liabilities.

The inability to integrate successfully any businesses we acquire, or any significant delay in achieving integration, could delay introduction of new solutions and require expenditure of additional resources to achieve integration.

Investors should not rely on attempts to combine our historical financial results with those of any of our acquired businesses as separate operating entities to predict our future results of operations as a combined entity.

The average selling prices of our solutions have historically decreased over time and will likely do so in the future, which may reduce our revenues and gross margin.

Our solutions and products sold by other companies in our industry have historically experienced a decrease in average selling prices over time. We anticipate that the average selling prices of our solutions will continue to decrease in the future in response to competitive pricing pressures, increased sales discounts and new product introductions from our competitors. For example, we expect that other chipset manufacturers who are members of MoCA will produce competing chipsets and create pricing pressure for such solutions. Broadcom's announcements about the availability of competing discrete MoCA chipsets and integrated MoCA SoCs in certain applications will put further pressure on pricing. Our future operating results may be harmed due to the decrease of our average selling prices. To maintain our current gross margins or increase our gross margins in the future, we must develop and introduce on a timely basis new solutions and solution enhancements, continually reduce our solution costs and manage solution transitions in a timely and cost-effective manner. Our failure to do so would likely cause our revenues and gross margins to decline, which could have a material adverse effect on our operating results and cause the value of our common stock to decline.

Fluctuations in the mix of solutions we sell may adversely affect our financial results.

Because of differences in selling prices and manufacturing costs among our solutions, the mix and types of solutions sold affect the average selling price of our solutions and have a substantial impact on our revenues and profit margins. To the extent our sales mix shifts toward increased sales of our relatively lower-margin solutions, our overall gross margins will be negatively affected. Fluctuations in the mix and types of our solutions sold may also affect the extent to which we are able to recover our costs and expenditures associated with a particular solution, and as a result, can negatively impact our financial results.

Our product development efforts are time-consuming, require substantial research and development expenditures and may not generate an acceptable return.

Our product development efforts require substantial research and development expense. Our research and development expense was $98.4 million and $60.1 million for the years ended December 31, 2012 and 2011, respectively. There can be no assurance that we will achieve an acceptable return on our research and development efforts.

The development of our solutions is also highly complex. Due to the relatively small size of our solution design teams, our research and development efforts in our core technologies may lag behind those of our competitors, some of whom have substantially greater financial and technical resources. In the past, we have occasionally experienced delays in completing the development and introduction of new solutions and solution enhancements, and we could experience delays in the future. Unanticipated problems in developing solutions could also divert substantial engineering resources, which may impair our ability to develop new solutions and enhancements and could substantially increase our costs. Furthermore, we may expend significant amounts on a research and development program that may not ultimately result in a commercially successful solution, and we have in the past terminated ongoing research and development programs before they could be brought to successful conclusions. As a result of these and other factors, we may be unable to develop and introduce new solutions successfully and in a cost-effective and timely manner, and any new solutions we develop and offer may never achieve market acceptance. Any failure to develop future solutions that are commercially successful would have a material adverse effect on our business, financial condition and results of operations.

Our solutions typically have lengthy sales cycles, which may cause our operating results to fluctuate, and a service provider, ODM or OEM customer may decide to cancel or change its service or product plans, which could cause us to lose anticipated sales and expected revenue.

Our solutions typically have lengthy sales cycles. Before deciding to deploy a product containing one of our solutions, a service provider must first evaluate our solutions. This initial evaluation period can vary considerably based on the service provider and solution being evaluated, and could take a significant amount of time to complete. Solutions incorporating new technologies generally require longer periods for evaluation. After this initial evaluation period, if a service provider decides to adopt our solutions, that service provider and the applicable ODM or OEM customers will need to further test and evaluate our solutions prior to completing the design of the equipment that will incorporate our solutions. Additional time is needed to begin volume production of equipment that incorporates our solutions. Due to these lengthy sales cycles, we may experience significant delays from the time we incur research and development and sales expenses until the time, if ever, that we generate sales and revenue from these solutions. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel or change its product plans. From time to time, we have experienced changes, delays and cancellations in the purchase plans of service providers or our customers. A cancellation or change in plans by a service provider, ODM or OEM customer could prevent us from realizing anticipated sales and the associated revenue. In addition, our anticipated sales could be lost or substantially reduced if a significant service provider, ODM or OEM customer reduces or delays orders during our sales cycle or chooses not to release equipment that contains our solutions. We may invest significant time and effort in marketing to a particular customer that does not ultimately result in a sale to that customer. As a result of these lengthy and uncertain sales cycles for our solutions, it is difficult for us to predict if or when our customers may purchase solutions in volume from us, and our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results for any given quarter.

We have limited control over the indirect channels of distribution we utilize, which makes it difficult to accurately forecast orders and could result in the loss of certain sales opportunities.

A portion of our revenue is realized through independent resellers and distributors that are not under our control. For the year ended December 31, 2012, 5% of our net revenues were through these entities. These independent sales organizations generally represent product lines offered by several companies and thus could reduce their sales efforts applied to our products or terminate their representation of us. Our revenues could be adversely affected if our relationships with resellers or distributors were to deteriorate or if the financial condition of one or more significant resellers or distributors were to decline. In addition, as our business grows, there may be an increased reliance on indirect channels of distribution. There can be no assurance that we will be successful in maintaining or expanding these indirect channels of distribution. This uncertainty could result in the loss of certain sales opportunities. Furthermore, our reliance on indirect channels of distribution may reduce visibility with respect to future business opportunities, thereby making it more difficult to accurately forecast orders. Further, we use the "sell-through" accounting policy model which recognizes revenue only upon shipment of the merchandise from our distributor to the final customer. Because we use the "sell-through" methodology, we may have variability in our revenue from quarter to quarter.

If we do not achieve additional design wins in the future or if we do not complete our design-in activities before a customer's design window closes, our future sales and revenues could be adversely affected and our customer relationships could be harmed.

To achieve design wins with OEM customers and ODMs, we must define and deliver cost-effective, innovative and high performance solutions on a timely basis, before our competitors do so. In addition, the timing of our design-in activities with key customers and prospective customers may not align with their open design windows, which may or may not be known to us, making design win predictions more difficult. If we miss a particular customer's design window, we may be forced to wait an entire year or even longer for the next opportunity to compete for the customer's next design. The loss of a particular design opportunity could eliminate or substantially delay revenues from certain target customers and markets, which could have a material adverse effect on our results of operations and future prospects as well as our customer relationships. Even after a design win, customers are not obligated to purchase our products and can choose at any time to reduce or cease use of our products, for example, if its own products are not commercially successful, or for any other reason. We may not continue to achieve design wins or to convert design wins into actual sales, and failure to do so could materially and adversely affect our operating results.

Our solutions must interoperate with many software applications and hardware found in service providers' networks and other devices in the home, and if they do not interoperate properly our business would be harmed.

Our solutions must interoperate with service providers' networks and other devices in the home, which often have varied and complex specifications, utilize multiple protocol standards, software applications and products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, we must continually ensure that our solutions interoperate properly with existing and planned future networks. To meet these requirements, we must undertake development efforts that involve significant expense and the dedication of substantial employee resources. We may not accomplish these development efforts quickly or cost-effectively, if at all. If we fail to maintain or anticipate compatibility with products, software or equipment found in our customers' networks, we may face substantially reduced demand for our solutions, which would adversely affect our business, operating results and financial condition.

From time to time, we may enter into collaborations or interoperability arrangements with equipment and software vendors providing for the use, integration or interoperability of their technology with our solutions. These arrangements would give us access to and enable interoperability with various products or technologies in the connected home entertainment market. If these relationships fail to achieve their goals, we would have to devote substantially more resources to the development of alternative solutions and the support of our existing solutions, or the addressable market for our solutions may become limited. In many cases, these parties are either companies that we compete with directly in other areas or companies that have extensive relationships with our existing and potential customers and may have influence over the purchasing decisions of these customers. A number of our competitors have stronger relationships than we do with some of our existing and potential customers and, as a result, our ability to have successful arrangements with these companies may be harmed. Our failure to establish or maintain key relationships with third-party equipment and software vendors may harm our ability to successfully sell and market our solutions. We are currently devoting significant resources to the development of these relationships. Our operating results could be adversely affected if these efforts do not result in the revenues necessary to offset these investments.

In addition, if we find errors in the software or hardware used in service providers' networks or problematic network configurations or settings we may have to modify our solutions so that they will interoperate with these networks. This could cause longer installation times for our solutions and order cancellations, either of which would adversely affect our business, operating results and financial condition.

We do not have long-term commitments from our customers and our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our solutions accurately, we may incur solution shortages, delays in solution shipments or excess or insufficient solution inventory.

We sell our solutions to customers who integrate them into their products. We do not obtain firm, long-term purchase commitments from our customers. We have limited visibility as to the volume of our solutions that our customers are selling or carrying in their inventory. In addition, certain service providers are affected by seasonality in their deployment of products that incorporate our solutions, which may in turn impact the timing of our sales. Because production lead times often exceed the amount of time required to fulfill orders, we often must build inventory in advance of orders, relying on an imperfect demand forecast to project volumes and solution mix. Further, because we acquired the STB business of Trident out of bankruptcy proceedings, Trident's customers may have switched to alternative suppliers to meet their needs and we may be unable to secure such customers' business in the future, which could result in lost sales and revenues which we otherwise would have received had Trident's business not deteriorated prior to the closing of our acquisition of the STB business. In addition, we may incur costs in building a relationship or improving upon existing relationships with these customers which could affect our profit margins and results of operations, with no guarantee of any commitment in return.

Our demand forecast accuracy, and our ability to manage our inventory carrying levels accurately, can be adversely affected by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, adverse changes in our solution order mix and demand for our customers' products. We have in the past had customers dramatically decrease and increase their requested production quantities with little or no advance notice to us. Even after an order is received, our customers may cancel these orders, postpone taking delivery or request a decrease in production quantities. Any such cancellation, postponement of delivery or decrease in production quantity subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls, reduced profit margins and excess or obsolete inventory which we may be unable to sell to other customers or which we may be required to sell at reduced prices or write off entirely. Furthermore, changes to our customers' requirements may result in disputes with our customers which could adversely impact our future relationships with those customers. Alternatively, if we are unable to project customer requirements accurately, we may not build enough solutions, which could lead to delays in solution shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources of supply, which could affect our ongoing relationships with these customers and potentially reduce our market share. If we do not timely fulfill customer demands, our customers may cancel their orders and we may be subject to customer claims for cost of replacement.

Our ability to accurately predict revenues and inventory needs, and to effectively manage inventory levels, may be adversely impacted due to our use of inventory "hubbing" arrangements.

We are party to an inventory "hubbing" arrangement with Motorola and we may enter into similar arrangements with other customers (including customers of the recently acquired STB business) in the future. Pursuant to these arrangements, we ship our solutions to a designated third-party warehouse, or hub, rather than shipping them directly to the customer. The solutions generally remain in the hub until the customer removes them for incorporation into its own products. In the absence of any hubbing arrangement, we generally recognize revenues on sales of our solutions upon shipment of those solutions to the buyer. Under our hubbing arrangement with Motorola, however, we maintain ownership of our solutions in the hub, and therefore do not recognize the related revenue until the date Motorola removes them from the hub. As a result, our ability to accurately predict future revenues recognized from sales to Motorola or any other customers with which we implement hubbing arrangements may be impaired, and we may experience significant fluctuations in our quarterly operating results depending on when Motorola or any such other customers remove our solutions from the hub, which they may do with little or no lead time. In the short term, we may experience an increase in operating expenses as we build and ship inventory to the hub and will not recognize revenues from sales of this inventory, if at all, until Motorola or any such other customers remove it from the hub at a later time. Furthermore, because we continue to own but do not maintain control over our solutions after they are shipped to the hub, our ability to effectively manage inventory levels may be impaired as our shipments under the hubbing arrangement increase and we may be exposed to additional risk that the inventory in the hub becomes obsolete before sales are recognized.

We extend credit to our customers, sometimes in large amounts, but there is no guarantee every customer will be able to pay our invoices when they become due.

As part of our routine business, we extend credit to customers purchasing our solutions. While our customers may have the ability to pay on the date of shipment or on the date credit is granted, their financial condition could change and there is no guarantee that customers will ever pay the invoices. Rapid changes in our customers' financial conditions and risks associated with extending credit to our customers can subject us to a higher financial risk and could have a material adverse effect on our business, financial condition and results of operations. This risk is exacerbated by our reliance on a limited number of customers who purchase our solutions.

We depend on a limited number of third parties to manufacture, assemble and test our solutions which reduces our control over key aspects of our solutions and their availability.

We do not own or operate a manufacturing, assembly or test facility for our solutions. Rather, we outsource the manufacture, assembly and testing of our solutions to third-party subcontractors including Taiwan Semiconductor Manufacturing Company, Ltd., Jazz Semiconductor, Inc. (a wholly owned subsidiary of Tower Semiconductor, Inc), Amkor Technologies, Inc., Advance Semiconductor Engineering Group and Giga Solution Tech. Co., Ltd. Further, the STB business recently acquired from Trident relies heavily on NXP to manufacturer certain STB solutions. Accordingly, we are greatly dependent on a limited number of suppliers to deliver quality solutions on time. Our reliance on sole or limited suppliers involves several risks, including susceptibility to increased manufacturing costs if competition for foundry capacity intensifies and reduced control over the following:

- supply of our solutions available for sale;
- pricing, quality and timely delivery of our solutions;
- prices and availability of components for our solutions; and
- production capacity for our solutions, including shortages due to the difficulties of suppliers to meet production capacities because of unexpected increases in demand.

Because we rely on a limited number of third-party manufacturers, if we elect to expand the number of third-party manufacturers to whom we outsource the manufacture, assembly or testing of our solutions, or if we are required to change contract manufacturers because any of our contract manufacturers become unable or unwilling to continue manufacturing our solutions for any reason, we may sustain lost revenues, increased costs and damage to our customer relationships or other harm to our business. Any engagement of new or alternative third-party manufacturers will require us to spend significant time and expense in identifying and qualifying such manufacturers and solutions manufactured by such manufacturers will, in turn, need to be qualified by our customers. The lead time required to establish a relationship with a new manufacturer is long, and it takes time to adapt a solution's design and technological requirements to a particular manufacturer's processes. In connection with our engagement of new or alternative third-party manufacturers, we may experience bugs and defects as we work through the process, which could result in delayed or decreased revenue and harm to our reputation and our relationship with our customers.

Manufacturing defects may not be detected by the testing process performed by our subcontractors. If defects are discovered after we have shipped our solutions, we may be exposed to warranty and consequential damages claims from our customers. Such claims may have an adverse impact on our revenues and operating results. Furthermore, if we are unable to deliver quality solutions, our reputation would be harmed, which could result in the loss of future orders and business with our customers.

When demand for manufacturing capacity is high, we may take various actions to try to secure sufficient capacity, which may be costly and negatively impact our operating results.

The ability of each of our supplier's manufacturing facilities to provide us with chipsets is limited by its available capacity and existing obligations. Although we may have purchase order commitments to supply products to our customers, we do not have a guaranteed level of production capacity from any of our suppliers' facilities to produce our solutions. Facility capacity may not be available when we need it or at reasonable prices. In addition, our subcontractors may allocate capacity to the production of other companies' products and thereby reduce deliveries to us on short notice.

In order to secure sufficient manufacturing facility capacity when demand is high and mitigate the risks associated with an inability to meet our customers' demands for our solutions, we may enter into various arrangements with suppliers that could be costly and harm our operating results, including:

- option payments or other prepayments to a supplier;
- nonrefundable deposits with or loans to suppliers in exchange for capacity commitments;
- contracts that commit us to purchase specified quantities of components over extended periods; and
- purchase of testing equipment for specific use at the facilities of our suppliers.

We may not be able to make any such arrangements in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility and not be on terms favorable to us. Moreover, if we are able to secure capacity, we may be obligated to use all of that capacity or incur penalties. These penalties and obligations may be expensive and require significant capital and could harm our business.

We believe that transitioning certain of our silicon solutions to newer or better manufacturing process technologies will be important to our future competitive position. If we fail to make this transition efficiently, our competitive position could be seriously harmed.

We continually evaluate the benefits, on a solution-by-solution basis, of migrating to higher performance or lower cost process technologies in order to produce higher performance, more efficient or better integrated circuits because we believe this migration is required to remain competitive. Other companies in our industry have experienced difficulty in migrating to new process technologies and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may experience similar difficulties. Moreover, we are dependent on our relationships with subcontractors and the products of electronic design automation tool vendors to successfully migrate to newer or better process technologies. Our third-party manufacturers may not make newer or better process technologies available to us on a timely or cost-effective basis, if at all.

If our third-party manufacturers do not make newer or better manufacturing process technologies available to us on a timely or cost-effective basis, or if we experience difficulties or delays in migrating to these processes, it could have a material adverse effect on our competitive position and business prospects.

Our solutions may contain defects or errors which may adversely affect their market acceptance and our reputation and expose us to product liability claims.

Our solutions are very complex and may contain defects or errors, especially when first introduced, when in full production, or when new versions are released. Despite testing, errors may occur. Such errors may include manufacturing defects, design defects of software bugs. Solution errors could affect the performance of our solutions, delay the development or release of new solutions or new versions of solutions, adversely affect our reputation and our customers' willingness to buy solutions from us, and adversely affect market acceptance of our solutions. Any such errors or delays in releasing new solutions or new versions of solutions or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning our solutions, subject us to liability for damages and divert our resources from other tasks. Our solutions must successfully interoperate with products from other vendors. As a result, when problems occur in a device or application in which our solution is used, it may be difficult to identify the sources of these problems. The occurrence of hardware and software errors, whether or not caused by our solutions, could result in the delay or loss of market acceptance of our solutions, and therefore delay our ability to recognize revenue from sales, and any necessary revisions may cause us to incur significant expenses. Moreover, problems with our solutions that are only discovered after they have been deployed by a service provider could result in a greater number of truck rolls, and this in turn could adversely affect our sales or increase the cost of remediation. The occurrence of any such problems could harm our business, operating results and financial condition.

The use of our solutions also entails the risk of product liability claims. Such claims may require us to incur additional development and remediation costs, pursuant to warranty and indemnification provisions in our customer contracts and purchase orders. We maintain insurance to protect against certain claims associated with the use of our solutions, but our insurance coverage may not cover any claim asserted against us adequately, or at all. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation which may divert our technical and other resources from solution development efforts and divert our management's time and other resources. Any limitation of liability provisions in our standard terms and conditions of sale may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel and hire additional qualified personnel, our ability to develop and successfully market our solutions could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. There is significant competition for qualified personnel in the markets in which we compete and in the geographical locations in which we operate. We do not have employment agreements with most of our executive or key employees and the unexpected loss of any key employees, including our president and chief executive officer, other members of our senior management or our senior engineering personnel, or an inability to attract additional qualified personnel, including engineers and sales and marketing personnel, could delay the development, introduction and sale of our solutions and our ability to execute our business strategy may suffer. In addition, in the event that there is a loss of any of our key personnel, there is a potential for loss of important knowledge that may delay or negatively impact development or sale of our solutions and our ability to execute on our business strategy. We do not currently have any key person life insurance covering any executive officer or employee.

Our implementation of a new enterprise resource planning, or ERP, system could cause disruption to our operations.

We are in the process of transitioning to a new ERP system, which is currently scheduled to be fully implemented during fiscal year 2013. If the implementation of the ERP system does not proceed as expected, it could impede our ability to manufacture products, order materials, generate management reports, invoice customers, and comply with laws and regulations. Any of these types of disruptions could have a material adverse effect on our net sales and profitability.

Increasingly stringent environmental laws, rules and regulations could adversely affect our ability to cost-effectively produce our solutions and if we fail to comply with environmental regulatory requirements, our operating results could be adversely affected.

The electronics industry has been subject to increasing environmental regulations. At the same time, we face increasing complexity in our solution design and procurement operations as we adjust to requirements relating to the materials composition of many of our solutions. The European Union has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the European Union, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, directive that restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the European Union after July 1, 2006. Many other countries, including China, Taiwan and Korea, where the majority of our solutions are manufactured and packaged and sold, have also adopted similar directives banning or limiting the use of specified substances in products introduced into their domestic markets. We have incurred costs in connection with our compliance with these environmental laws and regulations, such as costs related to eliminating lead from our semiconductor solution packaging. Other environmental regulations may be enacted in the future, including in the United States, that require us to re-engineer or redesign our solutions and processes to utilize components that are compatible with these regulations and this re-engineering and redesign may result in additional costs to us or disrupt our operations or logistics. If we or the third-party manufacturers of our solutions are unable to meet future environmental regulations in a timely and cost-effective manner, it could have a material adverse effect on our business, results of operations and financial condition.

New rules related to conflict minerals disclosure could negatively impact our business.

The SEC recently adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These new rules and verification requirements, which will apply to our activities in calendar 2013, will impose additional costs on us and on our suppliers, and may limit the sources or increase the prices of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage, and our reputation may be harmed.

Certain of our customers' products and service providers' services are subject to governmental regulation.

Governmental regulation could place constraints on our customers and service providers' services and, consequently, reduce our customers' demand for our solutions. For example, the Federal Communications Commission has broad jurisdiction over products that emit radio frequency signals in the United States. Similar governmental agencies regulate these products in other countries. Moreover, laws and regulations regarding local cable franchising or satellite broadcasting rights could have an adverse effect on service providers' ability to compete in the HD video and multimedia content delivery market. Although most of our solutions are not directly subject to current regulations of the Federal Communications Commission or any other federal or state communications regulatory agency, much of the equipment into which these solutions are incorporated is subject to direct governmental regulation. Accordingly, the effects of regulation on our customers or the industries in which they operate may, in turn, impede sales of our solutions. For example, demand for these solutions will decrease if equipment into which they are incorporated fails to comply with the specifications of the Federal Communications Commission.

Our effective tax rate may increase or fluctuate, and we may not derive the anticipated tax benefits from any expansion of our international operations.

Our effective tax rate could be adversely affected by various factors, many of which are outside of our control. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. We are also subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings. Changes in applicable tax laws may cause fluctuations between reporting periods in which the changes take place. If our business opportunities outside the United States continue to grow, we may expand our international operations and staff to better support our expansion into international markets. We anticipate that this expansion will include the implementation of an international organizational structure that could result in an increasing percentage of our consolidated pre-tax income being derived from, and reinvested in, our international operations. Moreover, we anticipate that this pre-tax income would be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and as a consequence, our future effective income tax rate may be lower than the U.S. federal statutory rate. There can be no assurance that significant pre-tax income will be derived from or reinvested in our international operations, that our international operations and sales will result in a lower effective income tax rate, or that we will implement an international organizational structure. In addition, our future effective income tax rate could be adversely affected if tax authorities challenge any international tax structure that we implement or if the relative mix of U.S. and international income changes for any reason. Accordingly, there can be no assurance that our effective income tax rate will be less than the U.S. federal statutory rate.

Our ability to utilize our net operating loss and tax credit carryforwards may be limited, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and tax credit carryforwards.

As of December 31, 2012, we had federal and state net operating loss carryforwards of $0.3 million and $32.0 million, respectively, and federal and state research and development tax credit carryforwards of $9.9 million and $17.2 million, respectively. The tax benefits related to utilization of net operating loss and tax credit carryforwards may be limited due to ownership changes or as a result of other events. For example, Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limitation on the amount of net operating loss carryforwards and tax credit carryforwards that may be used to offset federal taxable income and federal tax liabilities when a corporation has undergone a significant change in its ownership. While prior changes in our ownership of acquired entities have resulted in annual limitations on the amount of our net operating loss and tax credit carryforwards that may be utilized in the future, we do not anticipate that such annual limitations will preclude the utilization of substantially all the net operating loss and tax credit carryforwards described above in the event we remain profitable. However, to the extent our use of net operating loss and tax credit carryforwards is further limited by future offerings or transactions or by our implementation of an international tax structure or other future events, our income would be subject to cash payments of income tax earlier than it would be if we were able to fully utilize our net operating loss and tax credit carryforwards without such further limitation.

If we fail to manage our exposure to global financial and securities market risks successfully, our operating results could be adversely impacted.

We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates, credit markets and prices of marketable equity and fixed-income securities. The primary objective of most of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are investment grade, liquid, fixed-income securities and money market instruments denominated in U.S. dollars. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could materially harm our results of operations and financial condition. Moreover, the performance of certain securities in our investment portfolio is affected by the credit condition of the U.S. financial sector. Although there have been recent signs of improvement within the U.S. financial sector, the sector remains fragile and conditions may deteriorate rapidly, which could adversely affect the value, realized or unrealized, of our investments and cause us to record significant impairment losses.

We may not be able to obtain the financing necessary to operate and grow our business.

In October 2010, we completed a public offering of 10,750,000 shares of our common stock, which resulted in net proceeds of $99.3 million. In the future we may not be able to obtain such financing on favorable terms or at all. If we were to raise additional capital through further sales of our equity securities, our stockholders would suffer dilution of their equity ownership. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, prohibit us from paying dividends, prohibit us from repurchasing our stock or making investments or force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition.

Risks Related to Our Intellectual Property

Our ability to compete and our business could be jeopardized if we are unable to secure or protect our intellectual property.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not issue as patents at all or they may not issue as patents in a form that will be advantageous to us. Our issued patents and those that may issue in the future may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products. Furthermore, we may not be able to detect infringement by our competitors of some of the inventions protected by our patents. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to invalidate, render unenforceable, infringe without detection or design around our patents. Additionally, in September 2011, the Leahy-Smith America Invests Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The United States patent office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until one year or 18 months after its enactment. Even after full implementation, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Furthermore, although we have entered into nondisclosure agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Moreover, we are required to license any of our patent claims that are essential to implement MoCA specifications to other MoCA members, who could potentially include our competitors, on reasonable and non-discriminatory licensing terms. In addition, in connection with commercial arrangements with our customers and the service providers who deploy equipment containing our solutions, we may be required to license our intellectual property to third parties, including competitors or potential competitors.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our trademarks, products or technology. Monitoring unauthorized use of our trademarks and technology is difficult and we cannot be certain that the steps we have taken to prevent such unauthorized use will be successful, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States. In addition, if we become aware of a third party's unauthorized use or misappropriation of our trademarks or technology, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights, particularly where the initiation of a claim might harm our business relationships or risk a costly and protracted lawsuit, including a potential countersuit by a competitor with patents that may implicate our solutions. If competitors engage in unauthorized use or misappropriation of our trademarks or technology, our ability to compete effectively could be harmed.

The acquisition of the STB business of Trident greatly expands the size of our patent portfolio and our ability to manage this growth could have significant effects on our business.

Upon closing the Trident acquisition, both the number of issued and granted patents under our control and the number of pending patent applications under our control increased substantially. The risks associated with managing what is now a complex portfolio of patents are significant. Our ability to manage these risks, including increased costs related to patent prosecution, maintenance costs and potential legal costs in protecting, defending and enforcing our rights under these patents may consume more resources than we expect, and could negatively impact our business. There is no guarantee that the patents we have acquired are sufficient to provide meaningful protection. If we are unsuccessful in managing the expanded portfolio or if the value of the patents is less than we anticipate, we may not fully achieve the anticipated benefits of our acquisition and our financial results may suffer.

Our participation in "patent pools" and standards setting organizations, or other business arrangements, may require us to license our patents to competitors and other third parties and limit our ability to enforce or collect royalties for our patents.

In addition to our existing obligations to license our patent claims that are essential to implement the MoCA specifications to other MoCA members, in the course of participating in patent pools and other standards setting organizations or pursuant to other business arrangements, we may agree to license certain of our technologies on a reasonable and non-discriminatory basis and, as a result, our control over the license of such technologies may be limited. We may also be unable to limit to whom we license some of our technologies and may be unable to restrict many terms of the license. Consequently, our competitors may obtain the right to use our technology. In addition, our control over the application and quality control of our technologies that are included in patent pools or otherwise necessary for implementing industry standards may be limited.

Any dispute with a MoCA member regarding what patent claims are necessary to implement MoCA specifications could result in litigation which could have an adverse effect on our business.

We are required to grant to other MoCA members a non-exclusive and world-wide license on reasonable and non-discriminatory terms to any of our patent claims that are essential to implement MoCA specifications. The meaning of reasonable and non-discriminatory has not been settled by the courts, and accordingly, it is not a well-defined concept. If we had a disagreement with a MoCA member regarding which of our patent claims are necessary to implement MoCA specifications or regarding whether the terms of any license by us under reasonable and non-discriminatory terms fall within the scope and meaning of reasonable and non-discriminatory, this could result in litigation. Any such litigation, regardless of its merits, could be time-consuming, expensive to resolve, divert our management's time and attention and harm our reputation. In addition, any such litigation could result in us being required to license on reasonable and non-discriminatory terms certain of our patent claims which we previously believed did not need to be licensed under our MoCA agreement. Significant disagreements or any litigation between us and any MoCA member regarding patent claims necessary to implement MoCA or the scope and meaning of our reasonable and non-discriminatory terms could have an adverse effect on our business and harm our competitive position.

Possible third-party claims of infringement of proprietary rights against us, our customers or the service providers that purchase products from our customers, or other intellectual property claims or disputes, could have a material adverse effect on our business, results of operations or financial condition.

The semiconductor industry is characterized by a high level of litigation based on allegations of infringement of proprietary rights. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are selling and developing solutions. Because patent applications take many years to issue, currently pending applications, known or unknown to us, may later result in issued patents that we infringe. In addition, third parties continue to actively seek new patents in our field. It is difficult or impossible to keep fully abreast of these developments and therefore, as we develop new and enhanced solutions, we may sell or distribute solutions that inadvertently infringe patents held by third parties.

We have in the past received, and in the future we, our customers or the service providers that purchase products from our customers may receive, inquiries from other patent holders and may become subject to claims that we infringe their intellectual property rights. Furthermore, we are, and may in the future be, engaged in development projects with technology partners that will result in the incorporation of technology contributed by us and our technology partners into one or more jointly developed products. Accordingly, even if our own technology and stand-alone products do not infringe third party patents, the technology that is contributed by any of our technology partners, or the combination of our technology with that of our technology partners, may infringe third party patents, subjecting us through the use, manufacture, sale, offer for sale or importation of our solutions to claims that we infringe the intellectual property rights of others. Any intellectual property claim or dispute, regardless of its merits, could force us, our customers or the service providers that purchase our solutions from our customers to license the third-party's patents for substantial royalty payments or cease the sale of the alleged infringing products or use of the alleged infringing technologies, or force us to defend ourselves and possibly our customers or contract manufacturers in litigation. Any cessation of solution sales by us, our customers or the service providers that purchase products from our customers could have a substantial negative impact on our revenues. Any litigation, regardless of its outcome, could result in substantial expense and significant diversion of our management's time and other resources. Moreover, any such litigation could subject us, our customers or the service providers that purchase our solutions from our customers to significant liability for damages (including treble damages), temporary or permanent injunctions, or the invalidation of proprietary rights or require us, our customers or the service providers that purchase products from our customers to license the third-party patents for substantial royalty or other payments.

In addition, we may also be required to indemnify our customers and contract manufacturers under our agreements if a third party alleges or if a court finds that our products or activities have infringed upon, misappropriated or misused another party's proprietary rights. We have received requests from certain customers to include increasingly broad indemnification provisions in our agreements with them. These indemnification provisions may, in some circumstances, extend our liability beyond the products we provide to include liability for combinations of components or system level designs and for consequential damages and/or lost profits. Even if claims or litigation against us are not valid or successfully asserted, these claims could result in significant costs and diversion of the attention of management and other key employees to defend.

Finally, if another supplier to one of our customers, or a customer of ours itself, were found to be infringing upon the intellectual property rights of a third party, the supplier or customer could be ordered to cease the manufacture, import, use, sale or offer for sale of its infringing product(s) or process(es), either of which could result, indirectly, in a decrease in demand from our customers for our products. If such a decrease in demand for our products were to occur, it could have an adverse impact on our operating results.

Our use of open source software and third-party technologies, including software, could impose limitations on our ability to commercialize our solutions.

We incorporate open source software into our solutions, including certain open source code which is governed by the GNU General Public License, Lesser GNU General Public License and Common Development and Distribution License. In addition, open source software may be incorporated into the technology developed by our technology partners either with or without our knowledge and may be incorporated into our solutions either with or without our knowledge. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such event, we could be required to seek licenses from third parties in order to continue offering our solutions, make our proprietary code generally available in source code form (for example, proprietary code that links in particular ways to certain open source modules), which could result in our trade secrets being disclosed to the public and the potential loss of intellectual property rights in our software, require us to re-engineer our solutions, discontinue the sale of our solutions if re-engineering cannot be accomplished on a cost-effective and timely basis, or become subject to other consequences, any of which could adversely affect our business, operating results and financial condition.

In addition to technologies we have already licensed, we may find that we need to incorporate certain proprietary third-party technologies, including software programs, into our solutions in the future. However, licenses to relevant third-party technologies may not be available to us on commercially reasonable terms, if at all. Therefore, we could face delays in solution releases until alternative technology can be identified, licensed or developed, and integrated into our current solutions. Such alternative technology may not be available to us on reasonable terms, if at all, and may ultimately not be as effective as the preferred technology. Any such delays or failures to obtain licenses, if they occur, could materially adversely affect our business, operating results and financial condition.

Because we license some of our software source code directly to customers, we face increased risks that our trade secrets will be exposed through inadvertent or intentional disclosure, which could harm our competitive position or increase our costs.

We license some of our software source code to our customers, which increases the number of people who have access to some of our trade secrets and other proprietary rights. Contractual obligations of our licensees not to disclose or misuse our source code may not be sufficient to prevent such disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not be cost-effective, reasonable under the circumstances or ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into the technology and design of our solutions, which would harm our competitive position.

Because we rely extensively on our information technology systems and network infrastructure, any disruption or infiltration of such systems could materially adversely affect our business.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations. In addition, our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

Risks Related to International Operations

A significant portion of our revenue comes from our international customers, most of our products are manufactured overseas and a significant portion of our employees live and work outside the United States. As a result, our business may be harmed by political and economic conditions in foreign markets and the challenges associated with operating internationally.

We have derived, and expect to continue to derive, a significant portion of our revenues from international markets. Many of our customers in Asia incorporate our chipsets into their products that are then sold to U.S.-based service providers. Net revenues outside of the United States comprised approximately 99% of our total revenues for the year ended December 31, 2012 and more than 99% of our revenues for the year ended December 31, 2011. In addition, most of our products are manufactured overseas and a significant portion of our labor force is outside the United States. Our international presence has significantly increased as a result of our acquisition of the STB business from Trident and as a result our exposure to the risks of international business activities has increased. Certain of these risks, include:

- difficulties involved in the staffing and management of geographically dispersed operations;

- complying with local laws and regulations, which are interpreted and enforced differently across jurisdictions and which can change significantly over time;
- longer sales cycles in certain countries, especially on initial entry into a new geographical market;
- greater difficulty evaluating a customer's ability to pay, longer accounts receivable payment cycles and greater difficulty in the collection of past-due accounts;
- general economic conditions in each country;
- challenges associated with operating in diverse cultural and legal environments;
- seasonal reductions in business activity specific to certain markets;
- loss of revenue, property and equipment from expropriation, natural disasters, nationalization, war, insurrection, terrorism and other political risks;
- foreign taxes and the overlap of different tax structures, including modifications to the U.S. tax code as a result of international trade regulations;
- foreign technical standards;
- changes in currency exchange rates; and
- import and export licensing requirements, tariffs, and other trade and travel restrictions.

To the extent our international sales are adversely affected by any of these risks or are otherwise unsuccessful, we could experience a reduction in revenue and our operating results could suffer.

Because we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act, or FCPA, which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to civil and/or criminal penalties and other sanctions, which could have a material adverse effect on our business, financial condition and results of operations. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

In addition, the laws that govern the protection of intellectual property rights in certain foreign countries where we sell our solutions, such as China and Korea, can make recognition and enforcement of contractual and intellectual property rights more expensive and difficult than is the case in the United States. In particular, we may have difficulty preventing ODMs and OEMs in these countries from incorporating our inventions, technologies, copyrights or trademarks into their products without our authorization or without paying us licensing fees. We may also experience difficulty enforcing our intellectual property rights in these countries, where intellectual property rights are not as respected as they are in the United States, Japan and Europe. Unauthorized use of our technologies and intellectual property rights may dilute or undermine the strength of our brand. Further, if we are not able to adequately monitor the use of our technologies by foreign-based ODMs and OEMs, or enforce our intellectual property rights in foreign countries, our revenue potential could be adversely affected.

Our solutions are subject to export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our solutions are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception, in part because we incorporate encryption technology into our solutions. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our solutions or could limit our customers' ability to implement our solutions in those countries. Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions in international markets, prevent our customers with international operations from deploying our solutions throughout their global systems or, in some cases, prevent the export or import of our solutions to certain countries altogether. Any change in export or import regulations or related legislation, or change in the countries, persons or technologies targeted by such regulations or legislation, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers internationally.

In addition, we may be subject to customs duties and export quotas, which could have a significant impact on our revenue and profitability. The future imposition of significant increases in the level of customs duties or export quotas could have a material adverse effect on our business.

Substantially all of our solutions, and the products of many of our customers, are manufactured by third-party contractors located in the Pacific Rim, a region subject to earthquakes and other natural disasters, as well as economic and political instability. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of our solutions.

Substantially all of our solutions are manufactured by third-party contractors located in the Pacific Rim. The risk of an earthquake in this area is significant due to the proximity of major earthquake fault lines to the facilities of our foundry, assembly and test subcontractors. The occurrence of earthquakes or other natural disasters, or the occurrence of other catastrophic events such as a pandemic in the region, could result in the disruption of our foundry or assembly and test capacity or in the ability of our customers to purchase the raw materials or parts necessary to manufacture products, such as digital video recorders, or DVRs, into which our solutions are incorporated. In addition, many countries within the Pacific Rim have experienced, and continue to experience, periods of economic and political instability. Any deterioration in the economic and political conditions in the Pacific Rim that disrupts the operations of our third-party contractors could also result in the disruption of our foundry or assembly and test capacity. Any disruption caused by an earthquake or other catastrophic event or from the deterioration of economic and political conditions could cause significant delays in the production or shipment of our solutions until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third-party vendor. We may not, and our customers may not, be able to obtain alternate capacity on favorable terms, if at all.

As a result of our acquisition of the STB business from Trident and our efforts to increase our sales in China, we are increasingly exposed to risks of doing business in China.

We have a large STB product design center in Shanghai, and we are particularly exposed to risks of doing business in China. We expect to continue to expand our business and operations in China. Our success in the Chinese markets may be adversely affected by China's continuously evolving laws and regulations, including those relating to taxation, import and export tariffs, currency controls, environmental regulations, indigenous innovation, and intellectual property rights and enforcement of those rights. Enforcement of existing laws or agreements may be inconsistent. In addition, changes in the political environment, governmental policies or U.S.-China relations could result in revisions to laws or regulations or their interpretation and enforcement, exposure of our proprietary intellectual property, increased taxation, restrictions on imports, import duties or currency revaluations, which could have an adverse effect on our business plans and operating results. Further, the evolving labor market and increasing labor unrest in China may have a negative impact on our customers which would result in a negative impact on our business and results of operations.

If our employees in China or India were to unionize, our operating costs with respect to our China or India operations would likely increase.

In connection with our acquisition of the STB business from Trident, we significantly expanded our operations and employee headcount in China and India. One of the key benefits of having design centers in China and India are the relatively lower operating costs in those countries. Our China and India employees are not currently represented by a collective bargaining agreement. However, we have no assurance that our China or India employees will not unionize, or be required by the government or other administrative authority to unionize or bargain collectively, in the future, which could increase our operating costs, limit our ability to hire and terminate employees in China or India on terms acceptable to us, force us to alter our operating methods in those countries and have a material adverse effect on our operating results in those countries.

Risks Related to Ownership of Our Common Stock

Our stock price is volatile and may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price at which you purchased such shares.

The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- price and volume fluctuations in the overall stock market;
- market conditions or trends in our industry or the economy as a whole;
- changes in operating performance and stock market valuations of other technology companies generally, or those that sell semiconductor products in particular;
- the timing of customer or service provider orders that may cause quarterly or other periodic fluctuations in our results that may, in turn, affect the market price of our common stock;
- the seasonal nature of the deployment of products that incorporate our solutions by certain service providers which may affect the timing of orders for our solutions;
- the timing of revenue recognition on sales arrangements, which may include multiple deliverables, and the effect of our use of inventory "hubbing" arrangements;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;
- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to solution development, litigation and intellectual property impacting us or our business;
- the sustainability of an active trading market for our common stock;
- future sales of our common stock by our executive officers, directors and significant stockholders;
- announcements of mergers or acquisition transactions;
- market acceptance and understanding of our recent acquisitions of the STB business of Trident and direct broadcast satellite intellectual property from PLX;
- announcements of technical innovations, new products or design wins by our competitors or customers;

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and
- changes in accounting principles.

In addition, the stock markets, and in particular NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock or the issuance of securities convertible into or exercisable for shares of our common stock may depress our stock price.

A significant number of shares of our common stock are held by a small number of stockholders. Sales of a substantial number of shares of our common stock, the issuance of securities convertible into or exercisable for shares of our common stock or the expectation or perception in the market that the holders of a large number of our shares of common stock intend to sell their shares, could significantly reduce the market price of our common stock. Although the average daily trading volume of our common stock has slowly increased in recent months, our common stock is still less liquid than the stock of companies with broader public ownership and, as a result, the trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock and lead to increased volatility in our stock price. In particular, certain venture capital funds have held shares of our common stock for a substantial period of time and may distribute shares to their limited partners or members at any time and without notice. Any such distribution may result in a substantial number of our shares being sold, which could have an adverse effect on the trading price of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might deter acquisition bids for us that you might consider favorable.

Our amended and restated certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws;
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- provide that in addition to any vote required by law or by our amended and restated certificate of incorporation, the approval by holders of at least 66-2/3% of our then outstanding common stock is required to adopt, amend or repeal any provision of our amended and restated bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Our principal stockholders, executive officers and directors have substantial control over the company, which may prevent you and other stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

As of December 31, 2012, our executive officers, directors and holders of five percent or more of our outstanding common stock, beneficially owned, in the aggregate, 17.4% of our outstanding common stock. These stockholders may have interests that conflict with our other stockholders and, if acting together, have the ability to influence the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. Accordingly, this concentration of ownership may harm the market price of our common stock by:

- delaying, deferring or preventing a change of control;
- impeding a merger, consolidation, takeover or other business combination involving us; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

We do not expect to pay any cash dividends for the foreseeable future.

The continued expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Investors seeking cash dividends in the foreseeable future should not purchase or hold our common stock.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our headquarters, and principal R&D and sales facility, is located in San Diego, California and is leased pursuant to a non-cancellable operating lease with a term that expires in February, 2015, subject to two five-year renewal options. The total space occupied in this building is approximately 90,000 square feet. In addition to our corporate headquarters, we lease additional facilities in San Jose, California; Bordentown, New Jersey; Austin, Texas; Tai Po, Hong Kong; Shanghai and Shenzhen, China; Hyderabad, India; Manof, Israel; Kanagawa, Japan; Belfast, Northern Ireland; Seoul, Korea; Kaohsiung and Taipei, Taiwan.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business. As our existing leases expire and as we continue to expand our operations, we believe that suitable space will be available on commercially reasonable terms.

Item 3. *Legal Proceedings*

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

For an additional discussion of certain risks associated with legal proceedings, see Part I, Item 1A, *Risk Factors* of this Annual Report.

Item 4. *Mine Safety Disclosure*

Not applicable

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information and Holders

During 2010 our common stock traded on The NASDAQ Global Market under the symbol ENTR. In January 2011, our common stock began trading on The NASDAQ Global Select Market under the symbol ENTR. The following table sets forth the high and low sale prices for our common stock as reported by The NASDAQ Global Market or The NASDAQ Global Select Market, as applicable, for the periods indicated:

	High	Low
Year Ended December 31, 2012		
Fourth Quarter	$ 5.89	$4.09
Third Quarter	$ 6.64	$5.23
Second Quarter	$ 5.90	$3.40
First Quarter	$ 7.38	$4.98
Year Ended December 31, 2011		
Fourth Quarter	$ 6.17	$3.55
Third Quarter	$ 9.44	$3.36
Second Quarter	$ 9.58	$6.95
First Quarter	$13.96	$7.50

As of February 6, 2013, there were 93 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on shares of our common stock. We currently intend to retain all of our earnings, if any, for use in the continued expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Stock Performance Graph*

The following graph compares the cumulative five-year total return attained by shareholders on Entropic's common stock relative to the cumulative total returns of the (i) the Philadelphia Semiconductor Index; (ii) the NASDAQ Composite Index and (iii) the NASDAQ Electronics Components Index. An investment of $100 (with reinvestment of all dividends, if any) is assumed to have been made in our common stock and in each index on December 31, 2007 and its relative performance is tracked through December 31, 2012. We have not paid or declared any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future Shareholder returns over the indicated periods should not be considered indicative of future stock prices or shareholder returns.

COMPARISON OF CUMULATIVE TOTAL RETURN FOR THE PERIOD DECEMBER 31, 2007 THROUGH DECEMBER 31, 2012



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
Entropic Communications, Inc.
Philadelphia Semiconductor Index
NASDAQ Composite Index
NASDAQ Electronic Components

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Entropic Communications, Inc.	100.00	6.87	42.17	165.93	70.19	72.66
Philadelphia Semiconductor Index	100.00	51.99	88.20	100.93	89.31	94.12
NASDAQ Composite Index	100.00	61.17	87.93	104.13	104.69	123.85
NASDAQ Electronic Components	100.00	53.91	84.35	87.96	80.44	82.10

* The material in this section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our SEC filings whether made before or after the date hereof and irrespective of any general incorporation language in any such SEC filing except to the extent we specifically incorporate this section by reference.

Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities of the Company that were sold during the year ended December 31, 2012:

(1) As of December 31, 2011, options to purchase up to 886,826 shares of our common stock were outstanding under our 2001 Stock Option Plan, or 2001 Plan. Of these options, during 2012, options exercisable for up to 51,383 shares of common stock were canceled without being exercised and options to purchase 133,089 shares of common stock were exercised at a weighted average exercise price of $1.53 per share. As of December 31, 2012, options to purchase up to 702,354 shares of our common stock remained outstanding under the 2001 Plan.

(2) As of December 31, 2011, options to purchase up to 233,814 shares of our common stock were outstanding under our RF Magic, Inc. 2000 Incentive Stock Plan, or RF Magic Plan. Of these options, during 2012, options to purchase 36,539 shares of common stock were exercised at a weighted average exercise price of $0.60 per share. As of December 31, 2012, options to purchase up to 197,275 shares of our common stock remained outstanding under the RF Magic Plan.

(3) In July 2012, we issued 34,602 shares of our common stock to a former director in settlement of a claim related to compensation for his services.

All of the offers, sales and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the 2001 Plan or RF Magic Plan, as the case may be. The offer and issuance of the securities described in paragraph (3) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D, and the recipient of such securities met the qualifications required to satisfy such exemption. Appropriate legends were affixed to the securities issued in these transactions to the extent required. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 6. *Selected Financial Data*

The selected financial data set forth below are derived from our audited consolidated financial statements and may not be indicative of our future operating results. The following selected financial data should be read in conjunction with our consolidated financial statements and related notes thereto and Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* included elsewhere in this Annual Report.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenues	$321,678	$240,628	$210,237	$116,305	$ 146,033
Cost of net revenues(1)	157,675	107,922	98,070	57,399	79,411
Gross profit	164,003	132,706	112,167	58,906	66,622
Operating expenses:					
Research and development(1)	98,353	60,065	48,717	45,161	55,769
Sales and marketing(1)	25,313	17,569	17,199	13,955	16,262
General and administrative(1)	25,474	14,568	13,134	10,868	12,752
Write off of in-process research and development	—	—	—	—	1,300
Amortization of intangibles	2,575	—	—	16	2,735
Restructuring charges	897	—	—	2,173	1,259
Impairment of goodwill and intangible assets	—	—	—	208	113,193
Total operating expenses	152,612	92,202	79,050	72,381	203,270
Income (loss) from operations	11,391	40,504	33,117	(13,475)	(136,648)
Loss related to equity method investment	(3,315)	(791)	—	—	—
Other income, net	601	904	141	142	229
Income tax provision (benefit)	4,157	14,053	(31,446)	(93)	(49)
Net income (loss)	4,520	26,564	64,704	(13,240)	(136,370)
Net income (loss) attributable to common stockholders	$ 4,520	$ 26,564	$ 64,704	$ (13,240)	$(136,370)
Net income (loss) per share—basic	$ 0.05	$ 0.31	$ 0.86	$ (0.19)	$ (2.01)
Net income (loss) per share—diluted	$ 0.05	$ 0.30	$ 0.82	$ (0.19)	$ (2.01)
Weighted average number of shares used to compute net income (loss) per share—basic	88,164	86,258	75,040	69,834	67,733
Weighted average number of shares used to compute net income (loss) per share—diluted	90,364	89,018	78,916	69,834	67,733

(1) Includes stock-based compensation as follows:

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Cost of net revenues	$ 828	$ 557	$ 384	$ 138	$ 251
Research and development	7,428	6,272	5,049	4,552	7,048
Sales and marketing	2,288	1,986	1,558	1,401	2,334
General and administrative	4,273	3,932	3,479	3,276	3,854

	Years Ended December 31,				
	2012	2011	2010	2009	2008
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents, restricted cash and marketable securities	$168,935	$216,526	$168,761	$35,252	$34,410
Working capital	155,653	161,987	196,489	58,208	57,965
Total assets	353,550	318,559	278,808	83,814	86,602
Debt, software license and capital lease obligations—current and long-term	—	—	137	—	—
Total stockholders' equity	322,665	297,793	248,590	68,913	70,749

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information under Part II, Item 6, Selected Financial Data and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under Part I, Item 1A, Risk Factors and elsewhere in this Annual Report.

Overview

Entropic is a world leader in semiconductor solutions for the connected home. We transform how traditional HDTV broadcast and Internet Protocol, or IP, -based streaming video content is seamlessly, reliably, and securely delivered, processed, and distributed into and throughout the home. Entropic's next-generation Set-top Box, or STB, System-on-a-Chip, or SoC, and home connectivity, or Connectivity, solutions enable global Pay-TV operators to offer consumers more captivating whole-home entertainment experiences by evolving the way digital entertainment is delivered, connected and consumed—in the home and on the go.

We are recognized as the only pure-play platform semiconductor company in connected home entertainment. Our platform semiconductor solutions provide a unified vision for how our core silicon can be leveraged in reference hardware and software coupled with middleware and applications to enhance consumers' overall digital entertainment experiences. Our platform solutions power next-generation TV engagement experiences by:

- Reliably delivering broadcast and IP content into the home with our end-to-end Satellite and Broadband Access solutions;
- Seamlessly connecting digital entertainment to consumer devices throughout the home via a dependable MoCA® (Multimedia over Coax Alliance) backbone; and
- Ensuring consumers can securely consume rich digital entertainment with our advanced, open standards-based media processing SoC solutions.

The Entropic platform is at the heart of the digital entertainment ecosystem—connecting technologies, applications, services and people. Looking specifically at products, we offer a diverse portfolio of STB SoC and Connectivity solutions that include the following:

- *STB SoC Solutions*: We added STB SoC solutions to our product offerings in April 2012, when we completed the acquisition of assets related to the STB business of Trident Microsystems, Inc., or Trident. The acquired assets included a diverse STB product portfolio, comprised of a comprehensive suite of digital STB components and system solutions for the worldwide satellite, terrestrial, cable and IP television, or IPTV, markets. Our STB products primarily consist of STB SoCs, but also include DOCSIS modems, interface devices and media processors. In addition to traditional standard-definition, or SD, STBs and advanced high-definition, or HD, STBs, many of these products feature ARM® application processor-based SoCs that have been optimized for leading Web technologies.
- *Connectivity Solutions*: Our Connectivity solutions enable access to broadcast and IPTV services as well as deliver and distribute other media content, such as movies, music, games and photos, throughout the home and include:
  - Home networking solutions based on the MoCA standard which use existing coaxial cable to create a robust IP-based network for easy sharing of HD video and other multimedia content throughout the home;

- High-speed broadband access solutions which use coaxial cable infrastructure to deliver "last few hundred meter" connectivity for high-speed broadband access to single-family homes and multiple dwelling units; and
- Direct Broadcast Satellite outdoor unit, or DBS ODU, solutions which consist of our band translation switch, or BTS, and channel stacking switch, or CSS, products which simplify the installation required to support simultaneous reception of multiple channels from multiple satellites over a single cable. Adding to its breadth of DBS ODU offerings, in July 2012, we acquired specific direct broadcast satellite intellectual property and corresponding technologies from PLX Technology, Inc. The purchased assets provided an accelerated roadmap for our digital channel stacking switch, or dCSS, semiconductor product, which will ultimately lead toward highly-integrated products that incorporate broadband capture and IP output.

Our products allow telecommunications carriers, cable operators, DBS ODU, over-the-air, and over-the-top, or OTT, service providers, which we collectively refer to as service providers, to enhance and expand their service offerings and reduce deployment costs in an increasingly competitive environment. Our STB SoC and Connectivity solutions are now being deployed into consumer homes to support advanced services such as multi-room DVR, HD video calling, and OTT content delivery. Our products are deployed by major service providers globally, including Comcast, Cox Communications, DIRECTV, DISH Network, OCN (China), Time Warner Cable, Topway (China), UPC (Netherlands) and Verizon, as well as by a number of smaller service providers.

We have extensive core competencies in video communications, networking algorithms and protocols, SoC design, embedded software, mixed signal and radio frequency integrated circuit design, and communications and radio frequency systems. We use our considerable experience with service provider-based deployments to create solutions that address the complex requirements associated with delivering multiple streams of HD video into and throughout the home and processing those video streams for display on televisions or other devices in the home.

Since making two transformative acquisitions in 2012, we updated our brand identity in January 2013, to represent the significant shift in our overall vision, look and message. The corporate logo was modernized to reflect the newly integrated company. Under the new brand identity, we dropped "Communications" from our name in all new marketing communications programs.

Since inception, we have invested heavily in product development and have only achieved profitability on an annual basis for the first time in 2010 with net income of $64.7 million. For the years ended December 31, 2012 and 2011 net income was $4.5 million and $26.6 million, respectively. Over the past two years, we have seen our revenues increase from $210.2 million in 2010 to $240.6 million in 2011 and to $321.7 million in 2012. The increase in net revenues during the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to the additional revenues generated by the STB SoC solutions that we acquired from Trident in April 2012, as well as an increase in the demand for our Connectivity solutions during the year ended December 31, 2012. The annual revenue increase in 2011 was primarily due to the increased demand for our Connectivity solutions, which was directly related to the increased deployment of our products into consumer homes by satellite and cable operators. As of December 31, 2012, we had an accumulated deficit of $146.1 million.

We generate the majority of our revenues from sales of our semiconductor solutions to original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs, that provide customer premises equipment to service providers. We price our products based on market and competitive conditions and reduce the price of our products over time, as market and competitive conditions change, and as manufacturing costs are reduced. Our markets are generally characterized by declining average selling prices over the life of a product and, accordingly, we must reduce costs and successfully introduce new products and enhancements to maintain our gross margins.

We rely on a limited number of customers for a significant portion of our net revenues. Sales to these customers are in turn driven by service providers that purchase our customers' products which incorporate our semiconductor solutions. A substantial percentage of our net revenues are dependent upon six major service providers: Comcast, Cox Communications, DIRECTV, DISH Network, Time Warner Cable and Verizon. In addition, we are dependent on sales outside of the United States for almost all of our net revenues and expect that to continue in the future.

We use third-party foundries and assembly and test contractors to manufacture, assemble and test our products. This outsourced manufacturing approach allows us to focus our resources on the design, sales and marketing of our semiconductor solutions and avoid the cost associated with owning and operating our own manufacturing facility. A significant portion of our cost of net revenues consists of payments for the purchase of wafers and for manufacturing, assembly and test services.

We expect research and development expenses in future years to continue to increase in total dollars as we develop additional semiconductor solutions and expand our business, and to fluctuate over the course of the year based on the timing of our development tools and supply costs, which include outside services, masks costs and software licenses. We also anticipate that our sales and marketing expenses will increase as we expand our domestic and international sales and marketing organization and activities and build brand awareness. Due to the lengthy sales cycles that we face, we may experience significant delays from the time we incur research and development and sales and marketing expenses until the time, if ever, that we generate sales from the related products.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of net revenues and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

- revenue recognition;
- inventory valuation;
- accounting for goodwill and other intangible assets;
- accounting for investment in a privately held company;
- stock-based compensation; and
- accounting for income taxes

Revenue Recognition

Our net revenues are generated principally by sales of our semiconductor products. During the years ended December 31, 2012, 2011 and 2010, product net revenues represented more than 99% of our total net revenues.

Our sales primarily occur through the efforts of our direct sales force. The remainder of our sales occurs through third-party sales representatives and distributors. During the year ended December 31, 2012, 95% of our sales occurred through the efforts of our direct sales force. During the years ended December 31, 2011 and 2010, more than 99% of our sales occurred through the efforts of our direct sales force.

We recognize product revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment; however, we do not recognize revenue until all substantive customer acceptance requirements have been met, when applicable.

A portion of our sales is made through distributors, agents or customers acting as agents under agreements allowing for rights of return or other potential concessions. Net revenues on sales made through these distributors are not recognized until the distributors ship the product to their customers.

Revenues derived from billing customers for shipping and handling costs are classified as a component of net revenues. Costs of shipping and handling charged by suppliers are classified as a component of cost of net revenues.

We record reductions to net revenues for estimated product returns and pricing adjustments, such as competitive pricing programs, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns and other factors known at the time. If actual returns differ significantly from our estimates, such differences would be recorded in our results of operations for the period in which the actual returns become known. To date, changes in estimated returns have not been material to net revenues in any related period.

We are party to an inventory "hubbing" agreement with Motorola Mobility, Inc. (formerly Motorola, Inc.), or Motorola. Pursuant to this agreement, we deliver products to the designated third-party warehouse based upon Motorola's projected needs, but do not recognize product revenue unless and until Motorola removes our products from the third-party warehouse to incorporate into its own products.

We receive royalties in exchange for an exclusive right to manufacture and sell certain products. We have determined that we are not able to reliably estimate the royalties earned in the period the sales occur and, as a result, we record net revenues based on cash receipts. The royalty revenues recorded during the years ended December 31, 2012, 2011 and 2010 were $0.1 million, $0.3 million and $1.2 million, respectively, and are included in net revenues in the accompanying consolidated statements of operations.

We have entered into agreements to license certain hardware and software, also referred to as the "nodes," to certain members of the MoCA for a period of three years and to provide upgrades when and if they become available. The agreements limit the rights to use the nodes to test compliance of the members' own products to the MoCA specification. For these arrangements, we defer all of the license revenues when the nodes are delivered and recognize the revenues on a straight-line basis over the three-year term of the agreement. To date, revenues under these arrangements have not been material.

We provide rebates on our products to certain customers. At the time of the sale, we accrue 100% of the potential rebate as a reduction to net revenue and do not apply a breakage factor, based on our historical experience rate. The amount of these reductions is based upon the terms included in various rebate agreements. We reverse the accrual for unclaimed rebate amounts as specific rebate programs contractually end or when we believe unclaimed rebates are no longer subject to payment and will not be paid. For the years ended December 31, 2012, 2011 and 2010, we reduced net revenue by $0.7 million, $0.8 million and $0.6 million, respectively, in connection with our rebate programs.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Lower of cost or market adjustments reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. These adjustments are calculated on a part-by-part basis and, in general, represent excess inventory value on hand compared to 12-month demand projections. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

We make estimates about future customer demand for our products when establishing the appropriate reserve for excess and obsolete inventory. We write down inventory that has become obsolete or unmarketable by an amount equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. Inventory write downs are a component of our product cost of goods sold. For the years ended December 31, 2012, 2011 and 2010, we recorded charges for excess and obsolete inventory of $0.5 million, $1.7 million and $0.2 million, respectively.

We have entered into a capacity agreement with one of our third-party foundry contractors in order to guarantee minimum capacity volumes on our DBS ODU solutions. Pursuant to the capacity agreement, we have made prepayments which will result in reduced prices paid on future inventory purchases up to a specified volume. The prepayments are being amortized into the cost of our inventory purchases based on the specified volume commitments under the terms of the capacity agreement and our estimated purchases over the period if less than the specified volume. The prepaid inventory volume commitments are assessed for impairment on a periodic basis by comparing the remaining prepaid balance to our estimate of remaining purchases. There have been no impairments to date.

Goodwill and Intangible Assets

We record goodwill and other intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, we utilize extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. We use the discounted cash flow method to estimate the value of intangible assets acquired. The estimates used to value and amortize intangible assets are consistent with the plans and estimates that we use to manage our business and are based on available historical information and industry estimates and averages.

We assess goodwill and intangible assets for impairment using fair value measurement techniques on an annual basis, during the fourth quarter of the year, or more frequently if indicators of impairment exist. We perform an interim goodwill impairment test when it is more likely than not that the fair value of a reporting unit is less than the carrying amount. We operate as one reporting unit. The goodwill impairment test is a two step process. The first step compares the reporting unit's fair value to its net book value. If the fair value is less than the book value, the second step of the test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill exceeds its implied fair value, we would recognize an impairment loss equal to that excess amount. Determining the fair value of the implied goodwill is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions, including the size and timing of deployments by our customers and related projections and timing of future cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, stage of products in development, determination of appropriate market comparables, and determination of whether a premium or discount should be applied to comparables.

As of December 31, 2012, we had $4.0 million of goodwill related to our acquisition of Trident and $0.7 million of goodwill related to our acquisition of certain assets of PLX.

Investment in a Privately Held Company

We account for our investment in a privately held company under the equity method of accounting since we exercise significant influence, but we do not have the elements of control that would require consolidation. The rights of the other investors are both protective and participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating the investment. The investment is recorded initially at cost as an investment in a privately held company, and subsequently is adjusted for equity in net income and cash contributions and distributions. Any difference between the carrying amount of the investment on our balance sheet and the underlying equity in net assets is evaluated for impairment at each reporting period. As of December 31, 2012 our investment in a privately held company was $5.9 million, which is included in other long-term assets on our balance sheet.

Stock-Based Compensation

We have equity incentive plans under which incentive stock options have been granted to employees and restricted stock units and non-qualified stock options have been granted to employees and non-employees. We also have an employee stock purchase plan for all eligible employees.

Our stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense over the employee's requisite service period. We have no stock-based compensation awards with market or performance conditions. The stock-based compensation expense attributable to awards under our 2007 Employee Stock Purchase Plan, or ESPP, was determined using the Black-Scholes option pricing model.

We also grant awards to non-employees and determine the fair value of such stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (ii) the date at which the counterparty's performance is completed.

We recognize excess tax benefits associated with stock-based compensation to stockholders' equity only when realized. When assessing whether excess tax benefits relating to stock-based compensation have been realized, we follow the "with and without" approach excluding any indirect effects to be realized until after the utilization of all other tax benefits available to us.

Income Taxes

We estimate income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. We estimate the current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our balance sheets. We then assess the likelihood that deferred tax assets will be realized. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When a valuation allowance is established or increased, we record a corresponding tax expense in our statements of operations. When a valuation allowance is decreased, we record the corresponding tax benefit in our statements of operations. We review the need for a valuation allowance each interim period to reflect uncertainties about whether we will be able to utilize deferred tax assets before they expire. The valuation allowance analysis is based on estimates of taxable income for the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During the fourth quarter of 2010 we concluded that it was more likely than not that we would be able to realize the benefit of our federal deferred tax assets in the future. We based this conclusion on historical and projected operating performance, as well as our expectation that our operations will generate sufficient taxable income in future periods to realize the tax benefits associated with the deferred tax assets. As a result, we reduced our valuation allowance on our net deferred tax assets by $31.6 million at December 31, 2010. We continue to assess the need for a valuation allowance on the deferred tax asset by evaluating both positive and negative evidence that may exist. Any adjustment to the net deferred tax asset valuation allowance would be recorded in the income statement for the period that the adjustment is determined to be required. We continue to maintain a valuation allowance to offset the California deferred tax assets as realization of such assets does not meet the more-likely-than-not threshold required under accounting guidance given the present lower apportionment factors now pertaining to our income taxes in California.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount that has more than a 50% chance of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate uncertain tax positions on a quarterly basis. The evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues.

Segment Reporting

We are organized as, and operate in, one reportable segment: the design, development and sale of silicon integrated circuits. Products within this segment are embedded in electronic devices used to enable the delivery of multiple streams of HD video and other multimedia content for entertainment purposes into and throughout the home. Our chief executive officer reviews financial information presented on a consolidated basis for the purpose of evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Our assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standard", or IFRS. This update amends Accounting Standards Codification Topic 820, "Fair Value Measurement and Disclosure." ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011. We have adopted ASU 2011-04 effective January 1, 2012 and the application of this guidance did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We have adopted ASU 2011-05 effective January 1, 2012. The adoption of ASU 2011-05 concerns presentation and disclosure only and does not have an impact on our consolidated financial position or results of operations.

There have been no other recent accounting standards, or changes in accounting standards, during the year ended December 31, 2012, that are of material significance, or have potential material significance to us.

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of total net revenues for each of the periods indicated (in millions, except percentage amounts):

	Years Ended December 31,		
	2012	2011	2010
Net revenues	100%	100%	100%
Cost of net revenues	49	45	47
Gross profit	51	55	53
Operating expenses:			
Research and development	31	25	23
Sales and marketing	8	7	8
General and administrative	8	6	6
Amortization of intangibles	1	—	—
Total operating expenses	48	38	37
Income from operations	3	17	16
Loss related to equity method investment	1	—	—
Income tax provision (benefit)	1	6	(15)
Net income	1%	11%	31%

Net Revenues. We generate the majority of our revenues from sales of our products to ODMs or OEMs that provide customer premises equipment to service providers. We price our products based on market and competitive conditions and reduce the price of our products over time, as market and competitive conditions change, and as manufacturing costs are reduced. Our markets are generally characterized by declining average selling prices over the life of a product and, accordingly, we must reduce costs and successfully introduce new products and enhancements to maintain our gross margins.

We rely on a limited number of customers for a significant portion of our net revenues. Sales to these customers are in turn driven by service providers that purchase our customers' products which incorporate our semiconductor solutions. For the years ended December 31, 2012, 2011 and 2010, four customers accounted for 49%, 58% and 56% of our net revenues, respectively. A substantial percentage of our net revenues are dependent upon six major service providers: Comcast, Cox Communications, DIRECTV, DISH Network, Time Warner Cable and Verizon.

Since inception, we have derived our net revenues primarily from Asia, the United States and other North American countries. Net revenues are allocated to the geographic region based on the shipping destination of customer orders. For sales to ODMs and OEMs, their geographic locations may differ from those of the ultimate end customers. Of our $321.7 million in net revenues in 2012, $281.4 million, $33.4 million and $6.9 million were derived from Asia, North America and Europe, respectively. Of our $240.6 million in net revenues in 2011, $213.5 million, $26.3 million and $0.8 million were derived from Asia, North America and Europe, respectively. Of our $210.2 million in net revenues in 2010, $195.1 million, $12.1 million and $3.1 million were derived from Asia, North America and Europe, respectively.

Accordingly, we are dependent on sales outside of the United States for most of our net revenues and expect that to continue in the future.

Cost of Net Revenues. We use third-party foundries and assembly and test contractors to manufacture, assemble and test our products. A significant portion of our cost of net revenues consists of payments for the purchase of wafers and for manufacturing, assembly and test services. To a lesser extent, cost of net revenues includes expenses relating to management of our contractors, the cost of shipping and logistics, royalties, inventory valuation charges taken for excess and obsolete inventory, warranty costs, changes in product cost due to changes in wafer manufacturing, assembly and test yields, allocated facilities expenses, amortization of inventory step-up and acquired developed technology. We currently outsource the manufacturing of our STB SoC, home networking and broadband access products, principally to Taiwan Semiconductor Manufacturing Company and United Microelectronics Corporation and the manufacturing of our DBS outdoor unit products to TowerJazz, the name under which Tower Semiconductor Ltd. and its fully owned U.S. subsidiary Jazz Semiconductor operate. Our products are shipped from such third-party foundries to third-party assembly and testing facilities. Our STB SoC, home networking and our broadband access chipsets are primarily assembled and tested by Amkor Technologies, Inc., or Amkor, Advanced Semiconductor Engineering Group, or ASE Group and NXP Semiconductors, or NXP, while our DBS outdoor unit products are primarily assembled by Amkor and tested by Giga Solution Tech. Co., Ltd., or Giga Solution. In September 2010, we entered into a Capacity Commitment Agreement with TowerJazz in order to guarantee minimum capacity volumes on our digital broadcast satellite outdoor unit and silicon tuner products through December 31, 2012, which was not renewed.

Gross Margin. In 2012, as a result of our acquisition of the STB business from Trident our gross margins were impacted by sales of lower margin products associated with this business, partially offset by a positive impact from lower unit costs of our Connectivity solutions, principally as a result of more favorable manufacturing costs. Our gross margins increased in 2011 as compared to 2010, primarily due to decreased unit costs of our home networking chipsets principally as a result of more favorable manufacturing costs and the increase in the revenues generated from our digital broadcast satellite outdoor products, which carry a higher gross margin as compared to our home networking products. Included in cost of net revenues for the years ended December 31, 2012, 2011 and 2010 was the amortization of developed technology of $5.8 million, $0 million and $1.6 million, respectively, which resulted from our STB business and RF Magic acquisitions. Our gross margin has been and will continue to be affected by a variety of factors, including declines in selling prices of our products, especially as competition increases over time, product mix, the timing of cost reductions for fabricated wafers and assembly and test service costs, inventory valuation charges, purchase accounting-related charges, and changes in wafer manufacturing, assembly and test yields.

Research and Development Expenses. Research and development expenses primarily include costs related to personnel, third-party services that consist primarily of contract labor services, fabrication masks, architecture licenses, engineering design development software and hardware tools, allocated facilities expenses and depreciation of equipment used in research and development. While a substantial portion of our research and development activities are undertaken in support of our current and anticipated customers, we also invest in research and development to develop our technology. In the future, we expect some of the services currently performed by contractors to be performed internally.

We expect research and development expenses in future years to continue to increase in total dollars. We anticipate that our research and development expenses may fluctuate over the course of a year based on the timing of our development tools and supply costs, which include third-party services, masks costs and licenses.

Sales and Marketing Expenses. Sales and marketing expenses primarily include costs related to personnel, sales commissions, trade shows, marketing programs, depreciation and allocated facilities expenses. We plan to continue to increase the size of our sales and marketing organization to enable us to expand into existing and new markets. We also plan to continue to invest in expanding our domestic and international sales and marketing activities and build brand awareness. Due to the lengthy sales cycles that we face, we may experience significant delays from the time we incur research and development and sales expenses until the time, if ever, that we generate sales from these products.

General and Administrative Expenses. General and administrative expenses primarily include costs related to personnel, accounting and tax, legal compliance and allocated support expenses. We expect that in future years our general and administrative expenses will increase as we incur additional costs associated with supporting our business growth.

Comparison of Years Ended December 31, 2012, 2011 and 2010

(Tables presented in thousands, except percentage amounts)

Net Revenues

	Years Ended December 31,				
	2012	**% Change**	**2011**	**% Change**	**2010**
Net revenues	$321,678	34%	$240,628	14%	$210,237

Our net revenues for 2012 were $321.7 million, as compared to net revenues of $240.6 million in 2011, an increase of $81.1 million or 34%. The overall increase in net revenues in 2012 was primarily due to additional revenues from the STB SoC products that we acquired from Trident in April 2012, as well as an increase in the demand for our Connectivity solutions during 2012.

Our net revenues for 2011 were $240.6 million, as compared to net revenues of $210.2 million in 2010, an increase of $30.4 million or 14%. The overall increase in net revenues for 2011 was driven by higher demand for our Connectivity products, which were the result of deployments of MoCA enabled devices by existing and new service providers during the first half of 2011, as well as an increase in the deployment of DBS ODU products.

Gross Profit/Gross Margin

	Years Ended December 31,				
	2012	% Change	2011	% Change	2010
Gross profit	$164,003	24%	$132,706	18%	$112,167
% of net revenues	51%		55%		53%

Gross profit for 2012 was $164.0 million, an increase of $31.3 million, or 24%, from gross profit of $132.7 million in 2011. The increase in gross profits during 2012 was primarily due to additional revenues associated with the STB SoC solutions that we acquired from Trident in April 2012 as well as an increase in the revenues associated with our Connectivity solutions. Gross margins were unfavorably impacted by sales of lower margin products associated with the STB business products, partially offset by a positive impact from lower unit costs of our Connectivity solutions, principally as a result of more favorable manufacturing costs.

Gross profit for 2011 was $132.7 million, an increase of $20.5 million, or 18%, from gross profit of $112.2 million in 2010. The increase in gross profit was primarily due to higher net revenues from the sale of our home networking products and our DBS ODU products. Gross margins increased by approximately 2% in 2011 due to lower unit costs of both our home networking products and our DBS ODU products, principally as a result of more favorable manufacturing costs.

Our gross profit and gross margin are impacted by the inclusion of amortization of developed technology in cost of net revenues. The amortization results from our acquisitions of the STB business from Trident and RF Magic as we used the purchase method of accounting and, as a result of the application of the purchase method, included in cost of net revenues for 2012, 2011 and 2010 was $5.8 million, $0 and $1.6 million, respectively, of amortization of developed technology.

Research and Development Expenses

	Years Ended December 31,				
	2012	% Change	2011	% Change	2010
Research and development	$98,353	64%	$60,065	23%	$48,717
% of net revenues	31%		25%		23%

Research and development expenses increased by $38.3 million, or 64%, from $60.1 million in 2011 to $98.4 million in 2012. This increase was primarily due to increased personnel costs of $18.9 million (of which $1.2 million was due to stock-based compensation) which was attributable to the 131% increase in the number of employees engaged in research and development activities, primarily resulting from our acquisition of the STB business from Trident, as well as an overall increase in variable compensation expenses during 2012 as compared to 2011. Other factors contributing to the increase in research and development expense include an $11.8 million increase in development tools and supply costs, which include third-party services, masks costs and licenses that fluctuate in timing and amount from period to period, as well as an increase in overhead allocations of approximately $7.6 million, which resulted from an increase in research and development activities in 2012, primarily due to the acquisition of the STB business from Trident as compared to 2011.

Research and development expenses increased by $11.4 million, or 23%, from $48.7 million in 2010 to $60.1 million in 2011. This $11.4 million increase was primarily due to increased personnel costs of $4.9 million (of which $1.2 million was due to stock-based compensation) which was primarily attributable to the 21% increase in the number of employees engaged in research and development activities. Other factors contributing to the increase in research and development expense include a $5.0 million increase in development tools and supply costs, which include third-party services, masks costs and licenses that fluctuate in timing and amount from period to period, as well as an increase in overhead allocations of approximately $1.5 million, which resulted from a general increase in research and development activities in 2011 as compared to 2010.

Sales and Marketing Expenses

	Years Ended December 31,				
	2012	% Change	2011	% Change	2010
Sales and marketing	$25,313	44%	$17,569	2%	$17,199
% of net revenues	8%		7%		8%

Sales and marketing expenses increased by $7.8 million, or 44%, from $17.6 million in 2011 to $25.3 million in 2012. This increase was primarily due to increased personnel costs of $5.5 million (of which $0.3 million was due to stock-based compensation costs) which was due to a 25% headcount increase in the number of employees engaged in sales and marketing activities, largely resulting from our acquisition of the STB business from Trident, as well as an overall increase in variable compensation expenses during 2012 as compared to 2011. General customer support, marketing and trade show related activities accounted for $1.5 million of the increase and overhead allocations and facility costs accounted for the remaining $0.8 million of the increase during 2012 as compared to 2011.

Sales and marketing expenses increased by $0.4 million, or 2%, from $17.2 million in 2010 to $17.6 million in 2011. This $0.4 million increase was primarily due to increased personnel costs of $0.2 million (of which $0.4 million was due to stock-based compensation costs, offset by lower overall cash compensation costs of $0.2 million). Overhead allocations contributed to the remaining increase of $0.2 million.

General and Administrative Expenses

	Years Ended December 31,				
	2012	% Change	2011	% Change	2010
General and administrative	$25,474	75%	$14,568	11%	$13,134
% of net revenues	8%		6%		6%

General and administrative expenses increased by $10.9 million, or 75%, from $14.6 million in 2011 to $25.5 million in 2012. This increase was due to increased personnel costs of $4.8 million (of which $0.3 million was from stock-based compensation) which was due to a 103% headcount increase in the number of employees engaged in general and administrative activities, primarily resulting from our acquisition of the STB business from Trident, as well as an overall increase in variable compensation expenses during 2012 as compared to 2011. The increase was also driven by an increase of $3.1 million of transaction related costs associated our acquisition of the STB business from Trident. The remaining increase was driven by an increase in outside services and consulting expenses of $2.5 million and an increase in overhead allocations of $0.5 million.

General and administrative expenses increased by $1.5 million, or 11%, from $13.1 million in 2010 to $14.6 million in 2011. This $1.5 million increase was primarily driven by an increase of $1.4 million of transaction related costs associated with the bid to acquire Trident's STB business. The remaining increase was driven by an increase in outside services and consulting expenses of $0.8 million and an increase in overhead allocations of $0.2 million, offset by a decrease in personnel costs of $0.9 million, primarily driven by a reduction in variable compensation costs.

Amortization of Intangible Assets

Amortization of intangible assets of $2.6 million was incurred during 2012. The amortization of intangible assets in 2012 were from intangible assets acquired through the acquisition of the STB business from Trident and the intellectual property acquired from PLX in 2012. No amortization of intangible assets was recorded during 2011 and 2010.

Other Income, Net

Other income, net, which is primarily made up of interest income earned on our marketable securities and cash equivalents, was approximately $0.6 million for 2012, compared with $0.9 million for 2011. The decrease was primarily due to a charge of $0.4 million related to the reassessment of the fair value of the contingent consideration milestone payments associated with the PLX transaction during 2012. Interest income earned on our marketable securities and cash equivalents was $1.0 million during 2012 as compared to $0.9 million during 2011.

Other income, net, which is primarily made up of interest income earned on our marketable securities and cash equivalents, was approximately $0.9 million for 2011, compared with $0.1 million for 2010. This increase was due to the increase in interest income of approximately $0.8 million as a result of an increase in our cash and marketable securities balance during the twelve months ended December 31, 2011 as compared to the same period in 2010.

Loss Related to Equity Method Investment

During the twelve months ended December 31, 2012 and 2011, we recorded expense of $3.3 million and $0.8 million, respectively, which related to our investment in a privately held entity which is accounted for under the equity method of accounting. Under the equity method of accounting, the change in the carrying value of our investment in the privately held entity is reflected as an increase (decrease) in our investment account and is also recorded as equity investment income (loss). The change in the value of the investment is comprised of our proportionate share of the private company's losses plus a charge relating to the amortization of the intangible asset associated with the premium paid on our investment.

Income Taxes

Income tax expense for the twelve months ended December 31, 2012 was $4.2 million, or approximately 48% of pre-tax income. The effective tax rate for the twelve months ended December 31, 2012 is comprised of federal expense at statutory rates plus a net increase in our tax rate of 13% due to the impact of certain permanent items and changes in reserves for uncertain tax positions. Our net state income tax rate was less than 0.1% for the twelve months ended December 31, 2012, due to the impact of the California single sales factor election to calculate our tax liability. Due to the expected utilization of research and development credits that offset our taxes payable, our current income tax expense in 2012 is significantly higher than our actual cash tax liability.

In January 2013, the American Taxpayer Relief Act of 2012 was signed into law in the United States. This legislation includes the temporary extension of several expired business tax incentives retroactively to calendar year 2012 and prospectively through calendar year 2013. Among the extended tax provisions was the research and development tax credit. The effects of the change in the tax law will be recognized in the first quarter of 2013, which is the quarter the law was enacted. Had the legislation been enacted during the reporting period, our income tax expense would have been reduced by approximately $2.0 million for the year ended December 31, 2012.

Income tax expense for the twelve months ended December 31, 2011 was $14.1 million, or approximately 35% of pre-tax income. The effective tax rate for the twelve months ended December 31, 2011 is comprised of federal expense at statutory rates less research and development credits which resulted in a benefit of approximately 3%, offset by an increase in our tax rate due to reserves for uncertain tax positions of approximately 3%. Our net state income tax rate was less than 0.1% for the twelve months ended December 31, 2011, due to the impact of the California single sales factor election to calculate our tax liability. Due to the expected utilization of net operating loss carryforwards and research and development credits that offset our taxes payable, our income tax expense in 2011 is significantly higher than our actual cash tax liability.

The income tax benefit of approximately $31.4 million for the fiscal year ended December 31, 2010, primarily represents the reversal of our valuation allowance previously offsetting our federal deferred tax assets.

Quarterly Financial Data (Unaudited)

The following table presents certain quarterly financial data for the eight consecutive quarters ended December 31, 2012. The unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this Annual Report. We believe that our quarterly revenue, particularly the mix of revenue components, and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for any full year.

	Net Revenues	Gross Profit	Net Income	Basic Net Income Per Share	Diluted Net Income Per Share
	(in thousands, except per share data)				
Year Ended December 31, 2012					
Fourth Quarter	$89,698	$43,909	$ 46	$ —	$ —
Third Quarter	89,825	44,047	408	—	—
Second Quarter	83,052	42,855	173	—	—
First Quarter	59,103	33,192	3,893	0.04	0.04
Year Ended December 31, 2011					
Fourth Quarter	$56,169	$30,828	$ 2,308	$0.03	$0.03
Third Quarter	51,465	28,469	4,645	0.05	0.05
Second Quarter	61,473	33,827	7,756	0.09	0.09
First Quarter	71,521	39,582	11,855	0.14	0.13

Liquidity and Capital Resources

As of December 31, 2012, 2011 and 2010 we had cash, cash equivalents and investments of $168.9 million, $216.5 million and $168.8 million, respectively. As of December 31, 2012 and December 31, 2011, we had $5.4 million and $1.7 million of cash, respectively, which was held outside of the United States. The cash held outside the United States was needed to meet local working capital requirements for our foreign subsidiaries and is considered permanently reinvested in the applicable foreign subsidiary.

In April 2012, we completed our acquisition of the STB business from Trident for a total purchase price of $74.9 million. The purchase price included working capital assets of $24.4 million ($10.7 million above the agreed upon target working capital balance) and assumed employee liabilities of

$2.3 million. Total cash payments made in connection with the acquisition during the twelve months ended December 31, 2012 were approximately $74.5 million.

In July 2012, we acquired specific direct broadcast satellite intellectual property and corresponding technologies from PLX, a leading global supplier of high-speed connectivity solutions enabling emerging data center architectures. The purchased assets relate to the design and development of a digital channel stacking switch semiconductor product. The purchase price included a one-time licensing fee for intellectual property which is related to the acquired assets. The total consideration for the net assets and the licensing fee is up to $11.9 million, consisting of an initial cash payment of $6.9 million, which was paid to PLX in July 2012. The additional consideration of up to $5 million is payable upon the achievement of a technical product development milestone and a license approval milestone. In November 2012 we agreed to settle the first milestone and $3.4 million of additional consideration was paid.

In October 2010, we completed a public offering in which 10,750,000 shares of our common stock were sold on our behalf at a price to the public of $9.70 per share, and which resulted in gross offering proceeds of $104.3 million and net offering proceeds of approximately $99.3 million after deducting offering expenses paid by us.

The following table shows our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 44,133	$ 56,310	$ 32,933
Net cash used in investing activities	(52,469)	(144,084)	(74,394)
Net cash provided by financing activities	5,271	9,836	104,261
Net effect of exchange rates on cash	78	31	48
Net (decrease) increase in cash and cash equivalents	$ (2,987)	$ (77,907)	$ 62,848

Cash Flows from Operating Activities

Net cash provided by operating activities was $44.1 million for the year ended December 31, 2012. Sources of cash provided by operating activities included cash generated from net income of $4.5 million, which included non-cash charges of $14.8 million in stock compensation expenses, amortization of intangible assets of $8.4 million, depreciation and amortization expense of $5.5 million, amortization of premiums on marketable securities of $3.6 million, the loss related to our equity method investment of $3.3 million, a reserve for excess and obsolete inventory of $0.4 million and the change in acquisition-related contingent consideration liability of $0.4 million, offset by $3.0 million of changes in deferred taxes and related to deferred income taxes and $0.4 million of excess tax benefits from share-based payment arrangements. Cash provided by working capital changes included a decrease in our prepaid expenses and other assets of $6.8 million, an increase in accrued expenses and other liabilities of $4.1 million, an increase in accrued payroll and benefit expenses of $3.2 million and a decrease in our inventory balances of $0.6 million. This working capital use of cash was partially offset by working capital sources of cash including an increase in our accounts receivable balance of $7.9 million due to a higher volume of shipments in 2012 and a decrease in our accounts payable balance of $0.2 million.

Net cash provided by operating activities was $56.3 million for the year ended December 31, 2011. Sources of cash provided by operating activities included cash generated from net income of $26.6 million, which included non-cash charges of $12.7 million related to deferred income taxes,

$12.7 million in stock compensation expenses, depreciation and amortization expense of $4.4 million, amortization of premiums on marketable securities of $4.0 million, a reserve for excess and obsolete inventory of $1.7 million and the loss related to our equity method investment of $0.8 million. Offsetting the non-cash charges were uses of cash of $4.2 million of excess tax benefits from share-based payment arrangements and $2.4 million related to working capital changes. Cash used for working capital purposes included an increase in our accounts receivable balance of $7.7 million due to a higher volume of shipments in 2011, a decrease in our accounts payable balance of $6.7 million due to the timing of payments for inventory purchases, an increase in prepaid expenses and other assets of $3.3 million and a reduction in accrued payroll and benefit expenses of $2.8 million primarily due to payments of fiscal year end incentive bonuses in the first quarter of 2011. These working capital uses of cash were partially offset by working capital sources of cash including an increase in accrued expenses and other liabilities of approximately $0.2 million and a decrease in our inventory balances of $17.9 million as we reduced our inventory levels on our MoCA products during 2011.

Net cash provided by operating activities in 2010 was $32.9 million, primarily resulting from net income of $64.7 million, an increase of $15.6 million in accounts payable and other liabilities, driven primarily by an increase in inventory and compensation and benefit accruals, $10.5 million in stock compensation expenses and depreciation and amortization expense of $5.5 million. The increase in net cash was offset by a $31.6 million increase in our deferred tax assets as a result of the reversal of the valuation allowance that was previously placed on these assets, $23.6 million increase in inventory primarily related to new deployments of our home networking products, an increase in our prepaid and other assets of $5.4 million and an increase in accounts receivable of $2.8 million due to an increase in sales during 2010.

Cash Flows from Investing Activities

Net cash used in investing activities was $52.5 million in 2012 due to the cash payments in connection with our acquisition of the STB business from Trident of $74.5 million, cash payments in connection with our acquisition of direct broadcast satellite intellectual property and corresponding technologies from PLX of $10.3 million, purchases of available-for-sale securities of $108.9 million, and purchases of property and equipment of $9.1 million. These investing activity uses of cash were partially offset by sales of available-for-sale securities of $150.3 million.

Net cash used in investing activities was $144.1 million in 2011 due to purchases of available-for-sale securities of $262.1 million, a $10.0 million investment in a privately held company which was accounted for under the equity method of accounting and purchases of property and equipment of $4.3 million, primarily consisting of research and development equipment. These investing activity uses of cash were partially offset by sales of available-for-sale securities of $132.3 million.

Net cash used in investing activities was $74.4 million in 2010 due to purchases of available-for-sale securities of $70.8 million and purchases of property and equipment of $3.6 million, primarily consisting of research and development equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $5.3 million in 2012, due to proceeds of $4.9 million from the issuance of common stock in connection with stock option exercises and $0.4 million of excess tax benefits from share-based payment arrangements.

Net cash provided by financing activities was $9.8 million in 2011, due to proceeds of $5.6 million from the issuance of common stock in connection with stock option exercises and $4.2 million of excess tax benefits from share-based payment arrangements.

Net cash provided by financing activities was $104.3 million in 2010, mainly due to the net proceeds of $99.3 million received from the public offering of our common stock that was completed in October 2010 and $5.0 million provided by the net proceeds from common stock purchases pursuant to stock option exercises and our ESPP.

We believe that our cash, cash equivalents and investments of $168.9 million as of December 31, 2012, and cash that we expect to generate from our operations will be sufficient to fund our projected operating requirements for at least the next 12 months.

We intend to continue spending substantial amounts in connection with the growth of our business and we may need to obtain additional financing to pursue our business strategy, develop new products, respond to competition and market opportunities, and possibly acquire complementary businesses or technologies.

On October 5, 2010, we completed a public offering of 10,750,000 shares of our common stock, which resulted in net proceeds of approximately $99.3 million. In the future we may not be able to obtain such financing on favorable terms or at all. If we were to raise additional capital through further sales of our equity securities, our stockholders would suffer dilution of their equity ownership. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, prohibit us from paying dividends, prohibit us from repurchasing our stock or making investments or force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012 (in thousands):

	Years Ending December 31,						
	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$ 9,922	$6,856	$2,799	$2,315	$902	$—	$22,794
Inventory and related purchase obligations	12,021	—	—	—	—	—	12,021
Total	$21,943	$6,856	$2,799	$2,315	$902	$—	$34,815

Indemnities

In the ordinary course of business, we have entered into agreements that include indemnity provisions with certain customers. Based on historical experience and information known as of December 31, 2012, we have not recorded any indemnity obligations.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Currency Risk

Our sales have been historically denominated in U.S. dollars and an increase in the value of the U.S. dollar relative to the currencies of the countries in which our customers operate could materially affect the demand of our products by non-U.S. customers, leading to a reduction in orders placed by these customers, which would adversely affect our business. However, we are exposed to foreign currency exchange rate risk inherent in conducting business globally in numerous currencies. We are primarily exposed to foreign currency fluctuations related to operating expenses denominated in currencies other than the U.S. dollar. The most significant to our operations for the year ended December 31, 2012 were the Chinese yuan, the British pound, the Taiwanese dollar, the Indian rupee and the South Korean won. We have established a foreign currency risk management program to protect against the volatility of future cash flows caused by changes in foreign currency exchange rates. This program reduces, but does not eliminate, the impact of foreign currency exchange rate movements. Our foreign currency risk management program includes foreign currency derivatives that utilize foreign currency forward contracts to hedge exposures to the variability in the U.S. dollar equivalent of anticipated non-U.S. dollar-denominated cash flows. These instruments generally have a maturity of less than one year. The fair value of these contracts is reflected as other assets or other liabilities and the change in fair value of these balance sheet hedge contracts is recorded into earnings as a component of other income, net to largely offset the change in fair value of the foreign currency denominated monetary assets and liabilities which is also recorded in other income, net.

At December 31, 2012, we had foreign currency forward contracts in place that amounted to a net purchase in U.S. dollar equivalent of approximately $16.8 million to partially hedge our expected future expenses related to funding our China operations costs. The maturities of these contracts were less than 12 months. Relative to foreign currency exposures existing at December 31, 2012, a 10% unfavorable movement in foreign currency exchange rates over the course of the year would expose us to approximately $2.0 million in losses in earnings or cash flows.

Interest Rate Risk

We typically maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in deposits and money market funds with major financial institutions, U.S. government obligations and debt securities of corporations with strong credit ratings in a variety of industries that meet high credit quality standards, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

All of our fixed income investments are classified as available-for-sale and therefore reported on the balance sheet at market value. The fair value of our cash equivalents and investments are subject to change as a result of changes in market interest rates and investment risk related to the issuers' credit worthiness. We do not utilize financial contracts to manage our exposure in our investment portfolio to changes in interest rates. We place our cash investments in instruments that meet credit quality standards, as specified in our investment policy guidelines. We have established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of interest rate trends. We generally do not utilize derivatives to hedge against increases in interest rates which decrease market values.

At December 31, 2012, we had $168.9 million in cash, cash equivalents and investments, all of which were stated at fair value. A 100 basis point increase or decrease in market interest rates over a three month period would not be expected to have a material impact on the fair value of the $17.2 million of cash and cash equivalents held as of December 31, 2012, as these consisted of securities with maturities of less than three months. A 100 basis point increase or decrease in interest rates would, however, decrease or increase, respectively, the fair value of the $151.7 million of our investments by approximately $1.4 million.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplementary data required by this item are included in Part IV, Item 15, *Exhibits and Financial Statement Schedules* of this Annual Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports filed with the SEC are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and no evaluation of controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) of the Exchange Act, prior to filing this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on their evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report.

Management's Report on Internal Control over Financial Reporting

The management of Entropic is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2012, which is included herein.

Changes in Internal Control over Financial Reporting

An evaluation was also performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of any change in our internal control over financial reporting that occurred during the fourth quarter of 2012 and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. That evaluation did not identify any change in our internal control over financial reporting that occurred during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Entropic Communications, Inc.

We have audited Entropic Communications, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Entropic Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Entropic Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Entropic Communications, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 1, 2013

Item 9B. ***Other Information***

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report because we intend to file our definitive proxy statement for the 2013 annual meeting of stockholders, or 2013 Proxy Statement, pursuant to Regulation 14A promulgated under the Exchange Act, not later than 120 days after the end of the year covered by this Annual Report, and such information will be included in the 2013 Proxy Statement and is hereby incorporated herein by reference. With the exception of the information specifically incorporated herein by reference from our 2013 Proxy Statement into this Annual Report, our 2013 Proxy Statement shall not be deemed to be filed as part of this Annual Report. Without limiting the foregoing, the discussions under the headings "Report of the Audit Committee" and "Report of the Compensation Committee" in our 2013 Proxy Statement are expressly excluded from any incorporation by reference into this Annual Report and are not deemed "filed" with the SEC.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information about our directors is incorporated by reference from the discussion under the heading *Item 1—Election of Directors* in our 2013 Proxy Statement. Information about compliance with Section 16(a) of the Exchange Act is incorporated by reference from the discussion under the heading *Section 16(a) Beneficial Ownership Reporting Compliance* in our 2013 Proxy Statement. Information about our Code of Business Conduct and Ethics governing our employees, including our chief executive officer, chief financial officer, chief accounting officer and our directors, is incorporated by reference from the discussion under the heading *Entropic Policies on Business Ethics and Conduct* in our 2013 Proxy Statement. Information regarding the procedures by which our stockholders may recommend nominees to our board of directors is incorporated by reference from the discussion under the heading *Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Stockholders* in our 2013 Proxy Statement. Information about our audit committee, including the members of the committee, and our audit committee financial expert, is incorporated by reference from the discussion under the headings *The Audit Committee* and *Audit Committee Financial Expert* in our 2013 Proxy Statement. The balance of the information required by this item is contained in the discussion entitled *Executive Officers of the Company* in Part I of this Annual Report.

Item 11. *Executive Compensation*

Information about director and executive compensation is incorporated by reference from the discussion under the headings *2012 Compensation of Non-Employee Directors*; *Executive Compensation*; and *Compensation Committee Interlocks and Insider Participation* in our 2013 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by this item is incorporated by reference from the discussion under the headings *Securities Ownership* and *Equity Compensation Plan Information* in our 2013 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion under the headings *Review of Related Person Transactions* and *Transactions with Related Persons* in our 2013 Proxy Statement. Information about director independence is incorporated by reference from the discussion under the heading *Director Independence* in our 2013 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

Information about the fees for professional services rendered by our independent auditors in 2012 and 2011 is incorporated by reference from the discussion under the heading *Audit and Non-Audit Fees* in *Item 2—Ratification of Independent Registered Public Accounting Firm* in our 2013 Proxy Statement. Our audit committee's policy on pre-approval of audit and permissible non-audit services of our independent auditors is incorporated by reference from the section captioned *Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm* in *Item 2—Ratification of Independent Registered Public Accounting Firm* in our 2013 Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

15(a)(1). *Financial Statements.*

The following consolidated financial statements, and related notes and Report of Independent Registered Public Accounting Firm are filed as part of this Annual Report:

15(a)(2). *Financial Statement Schedules.*

The following financial statement schedule is filed as part of this Annual Report:

All other financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information is included in the consolidated financial statements or the notes thereto.

15(a)(3). *Exhibits.*

The exhibits listed in the accompanying "Index to Exhibits" are filed with, or incorporated by reference into, this Annual Report. The exhibit numbers on the "Index to Exhibits" that are followed by an asterisk (*) indicate exhibits filed with this Annual Report. All other exhibit numbers indicate exhibits filed by incorporation by reference. Exhibit numbers 10.1 through 10.26 and 10.31 through 10.36 are management contracts or compensatory plans or arrangements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Entropic Communications, Inc.

We have audited the accompanying consolidated balance sheets of Entropic Communications, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Entropic Communications, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set for therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Entropic Communications, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 1, 2013

Entropic Communications, Inc.

Consolidated Balance Sheets
(in thousands, except per share data)

	As of December 31, 2012	As of December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 17,206	$ 20,193
Marketable securities	79,981	91,625
Accounts receivable	41,847	25,896
Inventory	26,395	20,253
Deferred tax assets, current	7,157	13,565
Prepaid expenses and other current assets	11,988	9,927
Total current assets	184,574	181,459
Property and equipment, net	17,629	11,250
Long-term marketable securities	71,748	104,708
Intangible assets, net	46,997	—
Goodwill	4,664	—
Deferred tax assets, long-term	19,255	9,600
Other long-term assets	8,683	11,542
Total assets	$ 353,550	$ 318,559
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 11,380	$ 11,559
Accrued expenses and other current liabilities	8,067	4,078
Accrued payroll and benefits	9,474	3,835
Total current liabilities	28,921	19,472
Deferred rent	683	1,098
Other long-term liabilities	1,281	196
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000 authorized; no shares issued and outstanding as of December 31, 2012 and 2011	—	—
Common stock, $0.001 par value; 200,000 shares authorized; 89,167 and 87,160 shares issued and outstanding as of December 31, 2012 and 2011, respectively	89	87
Additional paid-in capital	468,526	448,440
Accumulated deficit	(146,119)	(150,639)
Accumulated other comprehensive income (loss)	169	(95)
Total stockholders' equity	322,665	297,793
Total liabilities and stockholders' equity	$ 353,550	$ 318,559

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Consolidated Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Net revenues	$321,678	$240,628	$210,237
Cost of net revenues	157,675	107,922	98,070
Gross profit	164,003	132,706	112,167
Operating expenses:			
Research and development	98,353	60,065	48,717
Sales and marketing	25,313	17,569	17,199
General and administrative	25,474	14,568	13,134
Amortization of intangibles	2,575	—	—
Restructuring charges	897	—	—
Total operating expenses	152,612	92,202	79,050
Income from operations	11,391	40,504	33,117
Loss related to equity method investment	(3,315)	(791)	—
Other income, net	601	904	141
Income before income taxes	8,677	40,617	33,258
Income tax provision (benefit)	4,157	14,053	(31,446)
Net income	$ 4,520	$ 26,564	$ 64,704
Net income per share—basic	$ 0.05	$ 0.31	$ 0.86
Net income per share—diluted	$ 0.05	$ 0.30	$ 0.82
Weighted average number of shares used to compute net income per share—basic	88,164	86,258	75,040
Weighted average number of shares used to compute net income per share—diluted	90,364	89,018	78,916

See accompanying notes to consolidated financial statements

Entropic Communications, Inc.

Consolidated Statements of Comprehensive Income
(in thousands)

	Years Ended December 31		
	2012	2011	2010
Net income	$4,520	$26,564	$64,704
Other comprehensive income:			
Change in foreign currency translation adjustment	37	47	24
Available-for-sale investments:			
Change in net unrealized gains, net of taxes	227	(83)	(36)
	264	(36)	(12)
Comprehensive income	$4,784	$26,528	$64,692

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance as of December 31, 2009	**71,349**	**$ 71**	**$310,796**	**$(241,907)**	**$ (47)**	**$ 68,913**
Issuance of common stock upon exercise of stock options for cash	2,378	2	3,566	—	—	3,568
Stock-based compensation	—	—	10,470	—	—	10,470
Repurchase of shares of unvested common stock	(1)	—	(3)	—	—	(3)
Net reclassification of repurchase liability for early exercise of stock options	—	—	254	—	—	254
Issuance of common stock under employee stock purchase plan	619	1	1,432	—	—	1,433
Stock issued in secondary offering, net of offering costs	10,750	11	99,252	—	—	99,263
Components of comprehensive income:						
Net income	—	—	—	64,704	—	64,704
Unrealized loss on marketable securities	—	—	—	—	(36)	(36)
Translation adjustments	—	—	—	—	24	24
Comprehensive income	—	—	—	—	—	64,692
Balance as of December 31, 2010	**85,095**	**85**	**425,767**	**(177,203)**	**(59)**	**248,590**
Issuance of common stock upon exercise of stock options for cash	1,437	1	2,855	—	—	2,856
Excess tax benefit on stock option exercises	—	—	4,222	—	—	4,222
Stock-based compensation	—	—	12,747	—	—	12,747
Net reclassification of repurchase liability for early exercise of stock options	—	—	92	—	—	92
Issuance of common stock under employee stock purchase plan	539	1	3,006	—	—	3,007
Release of restricted stock units	89	—	(249)	—	—	(249)
Components of comprehensive income:						
Net income	—	—	—	26,564	—	26,564
Unrealized loss on marketable securities	—	—	—	—	(83)	(83)
Translation adjustments	—	—	—	—	47	47
Comprehensive income	—	—	—	—	—	26,528
Balance as of December 31, 2011	**87,160**	**87**	**448,440**	**(150,639)**	**(95)**	**297,793**
Issuance of common stock upon exercise of stock options for cash	938	1	2,159	—	—	2,160
Excess tax benefit on stock option exercises	—	—	362	—	—	362
Stock-based compensation	—	—	14,614	—	—	14,614
Issuance of common stock under employee stock purchase plan	859	1	3,039	—	—	3,040
Release of restricted stock units	175	—	(291)	—	—	(291)
Issuance of common stock for compensation	35	—	203	—	—	203
Components of comprehensive income:						
Net income	—	—	—	4,520	—	4,520
Unrealized gain on marketable securities	—	—	—	—	227	227
Translation adjustments	—	—	—	—	37	37
Comprehensive income	—	—	—	—	—	4,784
Balance as of December 31, 2012	**89,167**	**$ 89**	**$468,526**	**$(146,119)**	**$169**	**$322,665**

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income	$ 4,520	$ 26,564	$ 64,704
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,474	4,396	3,832
Amortization of intangible assets	8,403	—	1,623
Change in acquisition related contingent consideration liability	431	—	—
Deferred taxes	(3,035)	12,674	(31,590)
Excess tax benefit on stock option exercises	(362)	(4,222)	—
Stock-based compensation	14,817	12,747	10,470
Amortization of premiums on investments	3,554	4,012	70
Provision for excess and obsolete inventory	394	1,738	156
Loss related to equity method investment	3,315	791	—
(Gain) loss on disposal of assets	(11)	—	6
Changes in operating assets and liabilities:			
Accounts receivable	(7,885)	(7,652)	(2,776)
Inventory	554	17,924	(23,718)
Prepaid expenses and other current assets	7,219	(3,684)	(2,920)
Other long-term assets	(336)	365	(2,463)
Accounts payable	(181)	(6,714)	12,548
Accrued expenses and other current liabilities	3,609	531	1,415
Accrued payroll and benefits	3,151	(2,814)	3,244
Deferred rent	(416)	(470)	(712)
Other long-term liabilities	918	124	(956)
Net cash provided by operating activities	44,133	56,310	32,933
Investing activities:			
Purchases of property and equipment	(9,061)	(4,294)	(3,613)
Purchases of marketable securities	(108,891)	(262,056)	(70,781)
Sales/maturities of marketable securities	150,289	132,266	—
Investment in non-consolidated entity	—	(10,000)	—
Net cash used in acquisition—Trident	(74,532)	—	—
Net cash used in acquisition—PLX	(10,274)	—	—
Net cash used in investing activities	(52,469)	(144,084)	(74,394)
Financing activities:			
Net proceeds from the issuance of equity plan exercises	4,909	5,614	5,001
Net proceeds from the issuance of common stock, net of issuance costs	—	—	99,263
Excess tax benefit on stock option exercises	362	4,222	—
Repurchase of restricted stock	—	—	(3)
Net cash provided by financing activities	5,271	9,836	104,261
Net effect of exchange rates on cash	78	31	48
Net (decrease) increase in cash and cash equivalents	(2,987)	(77,907)	62,848
Cash and cash equivalents at beginning of period	20,193	98,100	35,252
Cash and cash equivalents at end of period	$ 17,206	$ 20,193	$ 98,100

See accompanying notes to consolidated financial statements.

Entropic Communications, Inc.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Business

Entropic Communications, Inc. was organized under the laws of the state of Delaware on January 31, 2001. Entropic Communications is a leading fabless semiconductor company that designs, develops and markets semiconductor solutions to enable home entertainment. Our technologies change the way traditional broadcast video, streaming video, and other multimedia content such as movies, music, games and photos are brought into, distributed and processed throughout the home.

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or GAAP.

The accompanying audited consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to business combinations, revenue recognition, allowance for doubtful accounts, inventory reserves, long-lived assets (including intangible assets), warranty reserves, accrued bonuses, income taxes, valuation of equity securities and stock-based compensation. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Foreign Currency Translation

The functional currency for our foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rates on the balance sheet dates. Net revenues and expenses are translated using the average exchange rates prevailing during the year. Any translation adjustments resulting from this process are shown as a component of accumulated other comprehensive income (loss) within stockholders' equity in the consolidated balance sheets. Foreign currency transaction gains and losses are reported in operating expenses, net in the consolidated statements of operations.

Derivative Financial Instruments

Our primary objective for holding derivative financial instruments is to hedge non-functional currency risks and to guarantee a minimum fixed price in local currency. Our accounting policies for derivative financial instruments are based on the criteria for designation of a hedging transaction as an accounting hedge, either as a cash flow or fair value hedge. A cash flow hedge refers to the hedge of the exposure to variability in the cash flows of an asset or a liability, or of a forecasted transaction. A fair value hedge refers to the hedge of the exposure to changes in fair value of an asset or a liability, or of an unrecognized firm commitment. The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Gains and losses from derivatives designated as fair value accounting hedges generally offset changes in the values of the hedged assets or liabilities over the life of the hedge. We recognize gains and losses on derivatives that are not currently designated as hedges for accounting purposes in earnings in other income, net. As of December 31, 2012 and 2011, we had no derivative instruments designated as accounting hedges. As such, all gains and losses on derivatives for the years ended December 31, 2012 and December 31, 2011 were recognized in earnings.

Revenue Recognition

Our net revenues are generated principally by sales of our semiconductor products. During the years ended December 31, 2012, 2011 and 2010, product net revenues represented more than 99% of our total net revenues.

Our sales primarily occur through the efforts of our direct sales force. The remainder of our sales occurs through third-party sales representatives and distributors. During the year ended December 31, 2012, 95% of our sales occurred through the efforts of our direct sales force. During the years ended December 31, 2011 and 2010, more than 99% of our sales occurred through the efforts of our direct sales force.

We recognize product revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment; however, we do not recognize revenue until all substantive customer acceptance requirements have been met, when applicable.

A portion of our sales is made through distributors, agents or customers acting as agents under agreements allowing for rights of return or other potential concessions. Net revenues on sales made through these distributors are not recognized until the distributors ship the product to their customers.

Revenues derived from billing customers for shipping and handling costs are classified as a component of net revenues. Costs of shipping and handling charged by suppliers are classified as a component of cost of net revenues.

We record reductions to net revenues for estimated product returns and pricing adjustments, such as competitive pricing programs, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns and historical participation in pricing programs and other factors known at the time. If actual returns or actual participation in pricing programs differ significantly from our estimates, such differences would be recorded in our results of operations for the period in which the actual returns become known or pricing programs terminate. To date, changes in estimated returns and pricing programs have not been material to net revenues in any related period.

We are party to an inventory "hubbing" agreement with Motorola Mobility, Inc. (formerly Motorola, Inc.), or Motorola. Pursuant to this agreement, we deliver products to the designated third-party warehouse based upon Motorola's projected needs, but do not recognize product revenue unless and until Motorola removes our products from the third-party warehouse to incorporate into its own products.

We receive royalties in exchange for an exclusive right to manufacture and sell certain products. We have determined that we are not able to reliably estimate the royalties earned in the period the sales occur and, as a result, we record net revenues based on cash receipts. The royalty revenues recorded during the years ended December 31, 2012, 2011 and 2010 were $0.1 million, $0.3 million and $1.2 million, respectively, and are included in net revenues in the accompanying consolidated statements of operations.

We have entered into agreements to license certain hardware and software, also referred to as the "nodes," to certain members of the Multimedia over Coax Alliance, or MoCA, for a period of three years and to provide upgrades when and if they become available. The agreements limit the rights to use the nodes to test compliance of the members' own products to the MoCA specification. For these arrangements, we defer all of the license revenues when the nodes are delivered and recognize the revenues on a straight-line basis over the three-year term of the agreement. To date, revenues under these arrangements have not been material.

We provide rebates on our products to certain customers. At the time of the sale, we accrue 100% of the potential rebate as a reduction to net revenue and, based on our historical experience rate, do not apply a breakage factor. The amount of these reductions is based upon the terms included in various rebate agreements. We reverse the accrual for unclaimed rebate amounts as specific rebate programs contractually end or when we believe unclaimed rebates are no longer subject to payment and will not be paid. For the years ended December 31, 2012, 2011 and 2010, we reduced net revenue by $0.7 million, $0.8 million and $0.6 million, respectively, in connection with our rebate programs.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities, accounts receivable and leases payable. Our policy is to place our cash, cash equivalents and marketable securities with high quality financial institutions in order to limit our credit exposure. We extend credit to certain of our customers based on an evaluation of the customer's financial condition and a cash deposit is generally not required. We estimate potential losses on trade receivables on an ongoing basis.

We maintain cash and cash equivalent accounts with Federal Deposit Insurance Corporation, or FDIC, insured financial institutions. Under provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act, or Dodd Frank Act, unlimited FDIC insurance is provided for all funds in non-interest bearing transaction accounts through December 31, 2012. In addition, certain of the our interest bearing collateral money market and savings accounts are each insured up to $250,000 by the FDIC. Our exposure for amounts in excess of FDIC insured limits at December 31, 2012 was approximately $11.7 million. We have not experienced any losses in such accounts.

We invest cash in deposits and money market funds with major financial institutions, U.S. government obligations and debt securities of corporations with investment grade credit ratings in a variety of industries. It is our policy to invest in instruments that have a final maturity of no longer than two years, and to maintain a portfolio weighted average maturity of no longer than 12 months.

Concentration of Supplier Risk

We are dependent on NXP Semiconductors Netherlands B.V., or NXP, as our sole source manufacturer for some of our set-top-box system-on-a-chip products and certain other products. If NXP became unable to manufacture these products for us in a timely manner and we were unable to find alternative vendors, our business, operating results and financial condition could be materially adversely affected. We are currently transitioning the manufacturing of certain of the set-top-box system-on-a-chip products to our other third party manufacturers.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds. We consider all highly liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Deferred Compensation

In June 2011, we implemented a non-qualified deferred compensation plan that permits certain key employees to defer portions of their compensation, subject to annual deferral limits, and have it credited to one or more investment options in the plan. At December 31, 2012, we had marketable securities totaling $0.4 million, related to investments in equity securities that are held in a rabbi trust under our non-qualified deferred compensation plan. The total related deferred compensation liability was $0.4 million at December 31, 2012, all of which was classified as non-current liabilities and is recorded in the consolidated balance sheets under other long-term liabilities.

Marketable Securities

We account for marketable securities by determining the appropriate classification of such securities at the time of purchase and reevaluating such classification as of each balance sheet date. As of December 31, 2012, we had classified $0.4 million of bank and time deposits and $0.4 million held under our non-qualified deferred compensation plan as trading securities. Trading securities are bought and held principally for the purpose of selling in the near term and are reported at fair value, with unrealized gains and losses included in earnings. All other marketable securities were classified as available-for-sale. Cash equivalents and available-for-sale marketable securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. The investments are adjusted for amortization of premiums and discounts to maturity and such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in the consolidated statements of operations.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, marketable securities, trade receivables, accounts payable and other accrued liabilities approximate their fair value due to the relative short-term maturities. The fair value of marketable securities was determined using the quoted market price for those securities. The carrying amounts of our capital lease obligations and other long-term liabilities approximate their fair value. The fair value of capital lease obligations was estimated based on the current interest rates available to us for debt instruments with similar terms, degrees of risk and remaining maturities.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, we will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based upon specific identification, industry and geographic concentrations, the current business environment and our historical experience. We did not record an allowance for doubtful accounts as of December 31, 2012 and 2011.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Lower of cost or market adjustments reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. These adjustments are calculated on a part-by-part basis and, in general, represent excess inventory value on hand compared to 12-month demand projections. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

We make estimates about future customer demand for our products when establishing the appropriate reserve for excess and obsolete inventory. We write down inventory that has become obsolete or unmarketable by an amount equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. Inventory write downs are a component of our product cost of goods sold. For the years ended December 31, 2012, 2011 and 2010, we recorded charges for excess and obsolete inventory of $0.5 million, $1.7 million and $0.2 million, respectively.

We have entered into a capacity agreement with one of our third-party foundry contractors in order to guarantee minimum capacity volumes on our direct broadcast satellite outdoor unit solutions. Pursuant to the capacity agreement, we have made prepayments which will result in reduced prices paid on future inventory purchases up to a specified volume. The prepayments are being amortized into the cost of our inventory purchases based on the specified volume commitments under the terms of the capacity agreement and our estimated purchases over the period if less than the specified volume. The prepaid inventory volume commitments are assessed for impairment on a periodic basis by comparing the remaining prepaid balance to our estimate of remaining purchases. There have been no impairments to date.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (three to seven years), except leasehold improvements and software which are amortized over the lesser of the estimated useful lives of the asset or the remaining lease/license term.

Goodwill and Intangible Assets

We record goodwill and other intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, we utilize extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. We use the discounted cash flow method to estimate the value of intangible assets acquired. The estimates used to value and amortize intangible assets are consistent with the plans and estimates that we use to manage our business and are based on available historical information and industry estimates and averages.

We assess goodwill and intangible assets for impairment using fair value measurement techniques on an annual basis, during the fourth quarter of the year or more frequently if indicators of impairment exist. We perform an interim goodwill impairment test when it is more likely than not that the fair value of a reporting unit is less than the carrying amount. We operate as one reporting unit. The goodwill impairment test is a two step process. The first step compares the reporting units's fair value to its net book value. If the fair value is less than the book value, the second step of the test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill exceeds its implied fair value, we would recognize an impairment loss equal to that excess amount. Determining the fair value of the implied goodwill is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions, including the size and timing of deployments by our customers and related projections and timing of future cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, stage of products in development, determination of appropriate market comparables, and determination of whether a premium or discount should be applied to comparables.

Investment in a Privately Held Company

We account for our investment in a privately held company under the equity method of accounting since we exercise significant influence, but we do not have the elements of control that would require consolidation. The rights of the other investors are both protective and participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating the investment. The investment is recorded initially at cost as an investment in a privately held company, and subsequently is adjusted for equity in net income and cash contributions and distributions. Any difference between the carrying amount of the investment on our balance sheet and the underlying equity in net assets is evaluated for impairment at each reporting period. As of December 31, 2012 our investment in a privately held company was $5.9 million, which is included in other long-term assets on our balance sheet.

Warranty Accrual

We generally provide a warranty on our products for a period of one year; however, it may be longer for certain customers. Accordingly, we establish provisions for estimated product warranty costs at the time revenue is recognized based upon our historical activity and, additionally, for any known product warranty issues. Warranty provisions are recorded as a cost of net revenues. The determination of such provisions requires us to make estimates of product return rates and expected costs to replace or rework the products under warranty. When the actual product failure rates, cost of replacements and rework costs differ from our estimates, revisions to the estimated warranty accrual are made. Actual claims are charged against the warranty reserve.

Guarantees and Indemnifications

In the ordinary course of business, we have entered into agreements with customers that include indemnity provisions. To date, there have been no known events or circumstances that have resulted in any significant costs related to these indemnification provisions and, as a result, no liabilities have been recorded in the accompanying financial statements.

Software Development Costs

Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for sale to customers. To date, the period between achieving technological feasibility and when the software is made available for sale to customers has been relatively short and software development costs qualifying for capitalization have not been significant. As such, all software development costs have been expensed as incurred in research and development expense.

Stock-Based Compensation

We have equity incentive plans under which incentive stock options have been granted to employees and restricted stock units and non-qualified stock options have been granted to employees and non-employees. We also have an employee stock purchase plan for all eligible employees.

Our stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award using either the Black-Scholes option pricing model for stock options or the grant date fair value of the stock on the date of the grant for restricted stock units, and is recognized as an expense over the employee's requisite service period. We have no stock-based compensation awards with market or performance conditions. The stock-based compensation expense attributable to awards under our 2007 Employee Stock Purchase Plan, or ESPP, was determined using the Black-Scholes option pricing model.

We also grant awards to non-employees and determine the fair value of such stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (ii) the date at which the counterparty's performance is completed.

We recognize excess tax benefits associated with stock-based compensation to stockholders' equity only when realized. When assessing whether excess tax benefits relating to stock-based compensation have been realized, we follow the "with and without" approach excluding any indirect effects to be realized until after the utilization of all other tax benefits available to us.

Income Taxes

We estimate income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. We estimate the current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected in our balance sheets. We then assess the likelihood that deferred tax assets will be realized. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When a valuation allowance is established or increased, we record a corresponding tax expense in our statements of operations. When a valuation allowance is decreased, we record the corresponding tax benefit in our statements of operations. We review the need for a valuation allowance each interim period to reflect uncertainties about whether we will be able to utilize deferred tax assets before they expire. The valuation allowance analysis is based on estimates of taxable income for the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During the fourth quarter of 2010 we concluded that it was more likely than not that we would be able to realize the benefit of our federal deferred tax assets in the future. We based this conclusion on historical and projected operating performance, as well as our expectation that our operations will generate sufficient taxable income in future periods to realize the tax benefits associated with the deferred tax assets. As a result, we reduced our valuation allowance on our net deferred tax assets by $31.6 million at December 31, 2010. We will continue to assess the need for a valuation allowance on the deferred tax asset by evaluating both positive and negative evidence that may exist. Any adjustment to the net deferred tax asset valuation allowance would be recorded in the income statement for the period that the adjustment is determined to be required. We continue to maintain a valuation allowance to offset the California deferred tax assets as realization of such assets does not meet the more-likely-than-not threshold required under accounting guidance given the present lower apportionment factors now pertaining to our income taxes in California.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount that has more than a 50% chance of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate uncertain tax positions on a quarterly basis. The evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues.

Segment Reporting

We are organized as, and operate in, one reportable segment: the design, development and sale of silicon integrated circuits. Products within this segment are embedded in electronic devices used to enable the delivery of multiple streams of high-definition, or HD, video and other multimedia content for entertainment purposes into and throughout the home. Our chief operating decision maker is our chief executive officer, or CEO. Our CEO reviews financial information presented on a consolidated basis for the purpose of evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Our assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standard", or IFRS. This update amends Accounting Standards Codification Topic 820, "Fair Value Measurement and Disclosure." ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011. We have adopted ASU 2011-04 effective January 1, 2012 and the application of this guidance did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We have adopted this guidance effective January 1, 2012. The adoption of ASU 2011-05 concerns presentation and disclosure only and does not have an impact on our consolidated financial position or results of operations.

There have been no other recent accounting standards, or changes in accounting standards, during the year ended December 31, 2012, that are of material significance, or have potential material significance to us.

Reclassifications

Certain reclassifications have been made to prior period amounts or balances to conform to the presentation adopted in the current period.

2. Supplemental Financial Information

Marketable Securities

We have marketable securities and financial instruments that are classified as either available-for-sale or trading securities. As of December 31, 2012, our short-term investment portfolio included $0.4 million of trading securities invested in a defined set of mutual funds directed by the participants in our non-qualified deferred compensation plan. As of December 31, 2012, these securities had net unrealized gains of $13,000 and a cost basis of $0.4 million. As of December 31, 2012, our short-term investment portfolio also included $0.4 million of trading securities invested in principal and interest guaranteed bank and time deposit accounts.

The following tables summarize available-for-sale investments by security type as of December 31, 2012 and December 31, 2011 (in thousands):

	As of December 31, 2012			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Available-for-sale securities:				
Commercial paper	$ 6,988	$ 11	$ (1)	$ 6,998
Corporate notes/bonds	67,944	56	(10)	67,990
U.S. Treasury and agency notes/bonds	3,000	5	—	3,005
State and municipal bonds	1,235	3	—	1,238
Total marketable securities, short-term	79,167	75	(11)	79,231
Corporate notes/bonds, long-term	71,648	146	(46)	71,748
Total	$150,815	$221	$(57)	$150,979

	As of December 31, 2011			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Available-for-sale securities:				
Commercial paper	$ 12,084	$ 2	$ (19)	$ 12,067
Corporate notes/bonds	73,453	27	(62)	73,418
U.S. Treasury and agency notes/bonds	5,966	10	—	5,976
Total marketable securities, short-term	91,503	39	(81)	91,461
Corporate notes/bonds, long-term	72,017	23	(143)	71,897
U.S. Treasury and agency notes/bonds, long-term	30,502	26	(19)	30,509
State and municipal bonds, long-term	2,301	3	(2)	2,302
Total	$196,323	$91	$(245)	$196,169

Net realized gains on our available-for-sale securities for the years ended December 31, 2012 and 2011 were $15,000 and $7,000, respectively.

As of December 31, 2012, we had no investments that have been in a continuous unrealized loss position for a period of 12 months.

The following table summarizes the contractual maturities of our available-for-sale securities (in thousands):

	As of December 31, 2012
Less than one year	$ 79,231
Due in one to five years	71,748
Due after five years	—
	$150,979

Fair Value Measurements

We determine a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. Accounting Standards Codification, or ASC, 820 establishes a three-level hierarchy making a distinction between market participant assumptions based on (i) unadjusted quoted prices for identical assets or liabilities in an active market (Level 1), (ii) quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (Level 2), and (iii) prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (Level 3).

Cash and cash equivalents consist primarily of bank deposits with third-party financial institutions and highly liquid money market securities with original maturities at date of purchase of 90 days or less and are stated at cost which approximates fair value and are classified as Level 1 assets.

Marketable securities are recorded at fair value, defined as the exit price in the principal market in which we would transact, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Level 1 instruments are valued based on quoted market prices in active markets for identical instruments and include our investments in money market and mutual funds. Level 2 securities are valued using quoted market prices for similar instruments, non-binding market prices that are corroborated by observable market data, or discounted cash flow techniques and include our investments in corporate bonds and notes, U.S. government agency securities, U.S. treasury bills, state and municipal bonds and commercial paper.

Our non-qualified deferred compensation plan and employee pension plan liabilities are classified as Level 1 liabilities within the hierarchy. The fair values of the liabilities are directly related to the valuation of the short-term and long-term investments held in trust for the plan. Hence, the carrying value of the non-qualified deferred compensation liability and employee pension plan liability represents the fair value of the investment assets.

Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect our own assumptions in measuring fair value. We have no assets classified as Level 3 instruments. There were no transfers between different levels during the year ended December 31, 2012.

The valuation of contingent consideration is based on a probability-weighted earnouts model which relies primarily on estimates of milestone achievements and discount rates applicable for the period expected payout. The most significant unobservable input used in the determination of estimated fair value of contingent consideration is the estimates on the likelihood of milestone achievements, which directly correlates to the fair value recognized in the Consolidated Balance Sheets.

The fair value of this liability is estimated quarterly by management based on inputs received from our engineering and finance personnel. The determination of the milestone achievement is performed by our engineering department and reviewed by the accounting department. Potential valuation adjustments are made as the progress toward achieving milestones becomes determinable with the impact of such adjustments being recorded through Other income, net in the Consolidated Statements of Operations.

The fair value measurements of our cash equivalents, marketable securities, contingent consideration and non-qualified deferred compensation plan consisted of the following as of December 31, 2012 and 2011 (in thousands):

	Fair Value Measurements as of December 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	$ 2,083	$2,083	$ —	$ —
Short-term investments:				
Commercial paper	6,998	—	6,998	—
Corporate notes/bonds	67,990	—	67,990	—
US Treasury and agency notes/bonds	3,005	—	3,005	—
State and municipal bonds	1,238	—	1,238	—
Mutual funds	368	368	—	—
Bank and time deposits	382	382	—	—
Long-term investments:				
Corporate notes/bonds	71,748	—	71,748	—
Total assets at fair value	$153,812	$2,833	$150,979	$ —
Liabilities:				
Acquisition related contingent consideration	$ 131	$ —	$ —	$131
Employee stock compensation guarantees	152	—	—	152
Non-qualified deferred compensation plan	368	368	—	—
Total liabilities at fair value	$ 651	$ 368	$ —	$283

	Fair Value Measurements as of December 31, 2011			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	$ 11,036	$11,036	$ —	$—
Short-term investments:				
Commercial paper	12,067	—	12,067	—
Corporate notes/bonds	73,418	—	73,418	—
US Treasury and agency notes/bonds	5,976	—	5,976	—
Mutual funds	163	163	—	—
Long-term investments:				
Corporate notes/bonds	71,897	—	71,897	—
U.S. Treasury and agency notes/bonds	30,509	—	30,509	—
State and municipal bonds	2,302	—	2,302	—
Total assets at fair value	$207,368	$11,199	$196,169	$—
Liabilities:				
Non-qualified deferred compensation plan	$ 163	$ 163	$ —	$—

The following table represents the change in level 3 liabilities which relate to acquisition related contingent consideration and employee stock compensation guarantees (in thousands).

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)		
	Acquisition related contingent consideration	Employee stock compensation guarantees	Total
Liability as of December 31, 2011	$ —	$ —	$ —
Acquisition date fair value measurement	3,100	—	3,100
Milestone settlement	(3,400)	—	(3,400)
Adjustments to fair value	431	—	431
Increase in compensation expense	—	152	152
Liability as of December 31, 2012	$ 131	$152	$ 283

On July 6, 2012, in connection with our acquisition of specific direct broadcast satellite intellectual property and corresponding technologies from PLX Technology, Inc., or PLX, a liability was recognized for an estimate of the acquisition date fair value of the contingent milestone consideration based on the probability of achieving the milestones and the probability-weighted discount on cash flows. Changes in the fair value of the contingent milestone consideration subsequent to the acquisition date were and will be recognized in the statements of operations. See Note 3 for further discussion of the fair value measurement of the acquisition related contingent consideration.

The employee stock compensation guarantees represent compensation liability associated with certain restricted stock unit grants. Based on the terms of these grants, a cash payment is required to be made in the event that the stock price at the date of vesting falls below the grant date price. The fair value of this liability is remeasured quarterly using the Black Scholes option pricing model which considers the potential payout, the remaining time until payout, volatility of the underlying shares, and the risk-free interest rate to calculate the liability that may be due under the arrangement.

Nonrecurring Fair Value Measurements

We measure certain assets at fair value on a nonrecurring basis. These assets include cost and equity method investments when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in an acquisition or in a nonmonetary exchange, and property, plant and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired. During the years ended December 31, 2012, 2011 and 2010, we did not have any significant assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

Inventory

The components of inventory are as follows (in thousands):

	As of December 31,	
	2012	2011
Work in process	$16,353	$ 6,499
Finished goods	10,042	13,754
Total inventory	$26,395	$20,253

Property and Equipment

Property and equipment consist of the following (in thousands, except for years):

	Useful Lives (in years)	As of December 31,	
		2012	2011
Office and laboratory equipment	5	$ 20,629	$ 13,940
Computer equipment	3 - 5	6,473	3,997
Furniture and fixtures	3 - 7	2,032	1,709
Leasehold improvements	Lease term	6,438	5,648
Licensed software	1 - 3	2,913	1,648
Construction in progress		846	585
		39,331	27,527
Accumulated depreciation		(21,702)	(16,277)
Property and equipment, net		$ 17,629	$ 11,250

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $5.5 million and $4.4 million, respectively.

Investment in a Privately Held Company

In September 2011, we purchased shares of convertible preferred stock in Zenverge, Inc., or Zenverge, a privately-held, venture capital funded development stage technology company, for a total investment cost of $10.0 million, which at the time of the investment represented a 16.3% equity interest in the company. We also entered into a strategic partnership to co-develop an integrated chip that combines our MoCA functionality with this entity's independently developed technology. As a result of our joint development arrangement with this company and the appointment of our CEO as a member of the company's board of directors, we have determined that the ability to exercise significant influence over the company exists and, accordingly, we have accounted for this investment following the equity method. The investment is recorded initially at cost as an investment in a privately held company and is subsequently adjusted for our equity position in net operating results and cash contributions and distributions. In addition, we record a charge relating to our proportionate ownership percentage of the premium paid for our investment in excess of our share of their net worth. The fair value of this premium consists of certain intangible asset and goodwill values as determined by a valuation calculation. These intangible assets represent the excess of the book value of the privately held company as compared to the valuation of the privately held company. For the years ended December 31, 2012 and 2011, the change in the carrying value of our investment was $3.3 million and $0.8 million, respectively, which is reflected as a decrease in our investment. As of December 31, 2012 and 2011, the carrying amount of our investment in a privately held company was $5.9 million and $9.2 million, respectively, which is the extent of our exposure related to our investment in this entity. As of December 31, 2012, our equity interest in Zenverge was 14.4%. Zenverge is an early stage company which has minimal revenues and is incurring operating losses during the ramp up of its business. Zenverge's total net loss in 2012 was $16.4 million. As of December 31, 2012, Zenverge had total assets of $9.3 million and total liabilities of $5.9 million.

Accrued Warranty

The following table presents a rollforward of our product warranty liability, which is included within accrued expenses and other current liabilities in the consolidated balance sheets (in thousands):

	As of December 31,	
	2012	2011
Beginning balance	$ 15	$ 97
Expirations	(7)	(83)
Accruals for warranties issued during the year	497	106
Settlements made during the year	(46)	(15)
Change in warranty rate	(11)	(90)
Ending balance	$448	$ 15

Accrued Bonuses

We maintained a discretionary management bonus plan in 2012 and 2011. The potential bonus payments made under each of these plans were based significantly on the achievement of operational, financial and business development objectives for the calendar year. As of December 31, 2012, we incurred $4.3 million in management bonuses for the year ended December 31, 2012, of which $2.8 million was paid during 2012 and the remaining amount will be paid in 2013. Any actual bonus amounts awarded will be at the discretion of the compensation committee of our board of directors and in accordance with the terms of the plan.

As of December 31, 2011, no management bonuses were accrued or paid under this plan since the operational, financial and business development objectives were not met in 2011.

Restructuring Activity

In November 2012, we incurred a restructuring charge of $0.9 million pursuant to a plan to rebalance our operations in an attempt to leverage synergies from our acquisitions. This plan resulted in a reduction of our personnel by 40 employees or approximately 6% of our workforce.

The following table presents a rollforward of our restructuring liability as of December 31, 2012, which is included within accrued payroll and benefits in the consolidated balance sheets (in thousands):

	Restructuring Liability—Employee Separation Expenses
Liability as of December 31, 2011	$ —
Additions	897
Cash payments	(363)
Liability as of December 31, 2012	$ 534

Deferred Compensation

We have a non-qualified deferred compensation plan that permits certain key employees to defer portions of their compensation, subject to annual deferral limits, and have it credited to one or more investment options in the plan. At December 31, 2012, we had marketable securities totaling $0.4 million, related to investments in equity securities that are held in a rabbi trust under our non-qualified deferred compensation plan. The total related deferred compensation liability was $0.4 million at December 31, 2012, all of which was classified as non-current liabilities and is recorded in the consolidated balance sheets under other long-term liabilities.

Purchase Commitments

We had firm purchase order commitments for the acquisition of inventory as of December 31, 2012 and 2011 of $12.0 million and $12.1 million, respectively.

Net Income Per Common Share

We compute basic income per share of common stock by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted income per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares outstanding for the period. Common equivalent shares from stock options and other common stock equivalents are excluded from the computation when their effect is antidilutive.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated (in thousands, except per share data):

	Years Ended December 31,		
	2012	2011	2010
Numerator:			
Net income—basic and diluted	$ 4,520	$26,564	$64,704
Denominator:			
Weighted average number of shares of common stock outstanding	88,164	86,269	75,184
Less: Restricted stock	—	(11)	(144)
Weighted average number of shares used to compute net income per share—basic	88,164	86,258	75,040
Effect of dilutive securities:			
Restricted stock	—	11	144
ESPP shares	68	55	114
Stock award common shares equivalents	2,132	2,694	3,618
Weighted average number of shares used to compute net income per share—diluted	90,364	89,018	78,916
Net income per share—basic	$ 0.05	$ 0.31	$ 0.86
Net income per share—diluted	$ 0.05	$ 0.30	$ 0.82

For the years ended December 31, 2012, 2011 and 2010, potentially dilutive securities covering 6.1 million, 4.4 million and 2.3 million shares of our common stock, respectively, were not included in the diluted net income per share calculations because they would be antidilutive.

3. Business Combinations

PLX Technology

On July 6, 2012, we acquired specific direct broadcast satellite intellectual property and corresponding technologies from PLX, a leading global supplier of high-speed connectivity solutions enabling emerging data center architectures. The purchased assets relate to the design and development of a digital channel stacking switch semiconductor product. The purchase price included a one-time licensing fee for intellectual property which is related to the acquired assets. The total consideration for the net assets and the licensing fee is up to $11.9 million, consisting of an initial cash payment of $6.9 million, which was paid to PLX in July 2012, and additional consideration of up to $5.0 million payable upon the achievement of a technical product development milestone and a license approval milestone. All acquisition costs related to the transaction were expensed as incurred. The total acquisition date fair value of the consideration was estimated at $10.0 million as follows (in thousands):

Initial cash payment to PLX	$6,874
Estimated fair value of contingent milestone consideration	3,100
Total purchase price	$9,974

On the acquisition date, a liability was recognized for an estimate of the acquisition date fair value of the contingent milestone consideration based on the probability of achieving the milestones and the probability-weighted discount on cash flows. Any change in the fair value of the contingent milestone consideration subsequent to the acquisition date was and will be recognized in the statements of operations. During the year ended December 31, 2012, we reassessed the fair value of the remaining contingent consideration at $3.5 million and recorded the increase of $0.4 million in the fair value of the remaining contingent consideration in other income and expenses, net in the consolidated statements of operations. In November 2012 we agreed to settle the first milestone and $3.4 million of additional consideration was paid.

This fair value measurement of the contingent consideration is based on significant inputs not observed in the market and thus represents a Level 3 measurement. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect our own assumptions in measuring fair value. The discount rate considered in the assessment of the remaining $0.1 million reporting date fair value of the contingent milestones at December 31, 2012 was 42%.

On the acquisition date, we allocated the total consideration to the following assets (in thousands):

	Allocation of Purchase Price
Property and equipment, net	$ 241
Intangible assets	9,200
Goodwill	652
Employee compensation liabilities	(119)
Total purchase price	$9,974

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands, except for years):

	Amount	Estimated Useful Life (in years)
In-process research and development	$6,200	4
Customer relationships	2,900	7
Non-compete agreement	100	2
Total intangible assets	$9,200	

Under the purchase method of accounting, the identifiable net assets acquired and liabilities assumed were recognized and measured as of the acquisition date based on their estimated fair values. In the determination of the fair value of the IPR&D, various factors were considered, such as future revenue contributions, additional licensing costs associated with the underlying technology, and contributory asset charges. The fair value of the IPR&D was calculated using an income approach and the rate utilized to discount net future cash flows to their present values was based on a weighted average cost of capital of approximately 41%. This discount rate was determined after considering our cost of debt adjusted for a risk premium that market participants would require in an investment in companies that are at similar stages of development as PLX.

IPR&D will not be amortized until the product is complete, at which time we estimate that it will be amortized over the estimated useful life of the developed technology of four years. The useful life of the IPR&D was estimated as the period over which the asset is expected to contribute directly or indirectly to our future cash flows. Up to the point that the product is complete, we will assess the IPR&D annually for impairment, or more frequently if certain indicators are present.

The excess of the fair value of the total consideration over the estimated fair value of the net assets was recorded as goodwill. We allocated $0.7 million of the total consideration to goodwill. We consider the acquired business an addition to our product development effort and not an additional reporting unit or operating segment. The goodwill recognized is expected to be deductible for income tax purposes.

STB Business

On April 12, 2012, we completed our acquisition of assets related to the Set-top Box, or STB, business of Trident Microsystems, Inc. and certain of its subsidiaries, collectively Trident, for a purchase price of $74.9 million. The purchase price included working capital assets of $24.4 million and assumed employee liabilities of $2.3 million, pursuant to the terms of our Asset Purchase Agreement with Trident, dated January 18, 2012, as amended, or Purchase Agreement.

Pursuant to the Purchase Agreement, we acquired all of Trident's specific STB business system-on-a-chip solutions, certain patents and all other intellectual property owned by Trident, certain contracts and prepaid expenses, and certain tangible assets, accounts receivable, inventory and equipment. Trident retained its digital television, PC television, audio and terrestrial demodulator businesses and we licensed to Trident certain of the acquired patents and intellectual property for use in the retained businesses. We also acquired leased facilities in Austin, Texas, San Diego, California, Belfast, Northern Ireland and Hyderabad, India and the right to use other facilities of Trident under short term Facilities Use Agreements. We also entered into a Transition Services Agreement with Trident pursuant to which Trident provided certain services to us for a period of time following the closing, including running operations in certain foreign jurisdictions until local asset transfers are completed. We also agreed to provide certain services to Trident and the purchaser of the digital television business for a period following the closing.

During the year ended December 31, 2012, we incurred an aggregate of $4.3 million in expenses in connection with our acquisition of the STB business from Trident.

Our acquisition of the STB business from Trident has been accounted for under the acquisition method of accounting in accordance with ASC Topic 805, "Business Combinations." Under the acquisition method of accounting, the total purchase price was allocated to the net tangible and intangible assets of the STB business in connection with our acquisition of the STB business from Trident, based on their estimated fair values. We are currently in the process of finalizing the acquisition related hold back payments with Trident. The finalization of these amounts could result in an adjustment to the overall purchase price upon resolution. The purchase price allocation was estimated based on information that was available as of December 31, 2012. The allocation of the purchase price to the assets acquired and liabilities assumed was as follows (in thousands):

	Allocation of Purchase Price
Accounts receivable	$ 8,066
Prepaid inventory	4,310
Inventories	7,091
Prepaid expenses and other assets	4,966
Property and equipment, net	2,433
Other long term assets	125
Intangible assets	46,200
Goodwill	4,013
Employee compensation liabilities	(2,342)
Total purchase price	$74,862

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands, except for years):

	Amount	Estimated Useful Life (in years)
Developed technology	$32,400	4
In-process research and development	6,500	4
Customer relationships	3,900	7
Non-compete agreement	1,400	2
Customer backlog	2,000	1
Total intangible assets	$46,200	

The fair value of the identified intangible assets acquired in connection with our acquisitions was estimated using an income approach. Under the income approach, an intangible asset's fair value is equal to the present value of future economic benefits to be derived from ownership of the asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. The goodwill recognized as a result of our acquisitions was primarily attributable to the value of the workforce that became our employees following the closing of the acquisitions. We consider the acquired business an addition to our product development efforts and product offerings and not an additional reporting unit or operating segment. The goodwill recognized is expected to be deductible for income tax purposes. The useful life of the intangible assets for amortization purposes was determined by considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive economic or other factors that may limit the useful life of intangible assets.

Supplemental Pro Forma Information

The following unaudited pro forma information presents the consolidated results of operations of Entropic and Trident as if the acquisition had occurred at the beginning of each period presented, with pro forma adjustments to give effect to amortization of intangible assets and certain other adjustments (in thousands, except per share amounts):

	Years Ended December 31,	
	2012	2011
Net revenues	$344,395	$364,814
Net loss	(707)	(8,899)
Net loss per share—basic and diluted	(0.01)	(0.10)

Adjustments to the supplemental pro forma combined results of operations were as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Net impact of the change in amortization of intangibles	$ 734	$ 1,995
Transaction related expenses related to acquisition	4,261	1,415
Reorganization expenses related to Trident's bankruptcy filing	1,471	506
Adjust taxes to the blended rate after business combination	4,901	23,641
	$11,367	$27,557

These unaudited pro forma condensed consolidated financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of the earliest period presented, or of the future results of the consolidated entities. The unaudited pro forma condensed consolidated financial information does not reflect any operating efficiencies and cost savings that may be realized from the integration of the acquisition.

4. Goodwill and Intangible Assets

On July 6, 2012, we acquired specific direct broadcast satellite intellectual property and corresponding technologies from PLX and recognized $0.7 million of goodwill in connection with the acquisition.

On April 12, 2012, we completed our acquisition of the STB business of Trident and recognized $4.0 million of goodwill in connection with the acquisition.

Intangible assets consisted of the following (in thousands):

	As of December 31, 2012		
	Gross	Accumulated Amortization	Net
Developed technology	$32,400	$(5,828)	$26,572
In-process research and development	12,700	—	12,700
Total intangibles amortized to cost of net revenues	45,100	(5,828)	39,272
Customer relationships	6,800	(608)	6,192
Non-compete agreement	1,500	(529)	971
Customer backlog	2,000	(1,438)	562
Total intangibles amortized to operating expense	10,300	(2,575)	7,725
Total intangible assets	$55,400	$(8,403)	$46,997

There were no intangible assets as of December 31, 2011. During the year ended December 31, 2010, we recorded amortization expense of $1.6 million, which represented the remaining amortization of the developed technology intangible asset associated with the acquisition of RF Magic in 2007.

As of December 31, 2012, the estimated future amortization expense of intangible assets is as follows, excluding in-process research and development intangible assets that have not reached technological feasibility (in thousands):

Years Ending December 31,	Estimated Amortization
2013	$10,383
2014	9,293
2015	9,071
2016	3,244
2017	971
Thereafter	1,335
	$34,297

5. Commitments and Contingencies

We have multiple operating leases for facilities and software license agreements expiring through 2017. The terms of certain leases provide for rental payments on a graduated scale. We recognize rent expense on a straight-line basis over the respective lease periods and have accrued for rent expense incurred, but not paid. As of December 31, 2012, we had no outstanding capital leases.

The minimum future payments under all non-cancellable operating leases with an initial term of one year or more as of December 31, 2012 were as follows (in thousands):

Years Ending December 31,	
2013	$ 9,922
2014	6,856
2015	2,799
2016	2,315
2017	902
Thereafter	—
	$22,794

Operating lease expense for the years ended December 31, 2012, 2011 and 2010 was $12.4 million, $5.6 million and $5.2 million, respectively.

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on its business, financial condition or operating results.

6. Stockholders' Equity

Common Stock

On October 5, 2010, we completed a public offering in which 10,750,000 shares of our common stock were sold on our behalf at a price to the public of $9.70 per share, and which resulted in gross offering proceeds of $104.3 million and net offering proceeds of approximately $99.3 million after deducting the offering expenses.

Preferred Stock

We are authorized to issue 10,000,000 shares of undesignated preferred stock at $0.001 par value per share. Our board of directors may determine the rights, preferences, privileges, qualifications, limitations and restrictions granted or imposed upon any series of preferred stock. As of December 31, 2012, no preferred stock was outstanding.

Equity Incentive Plans

We have in effect equity compensation plans under which incentive stock options, non-qualified stock options and restricted stock units have been granted to employees, directors and consultants to purchase shares of our common stock at a price not less than the fair market value of the stock at the date of grant except in the event of a business combination.

2012 Inducement Award Plan

Our 2012 Inducement Award Plan became effective April 8, 2012. This plan provides for the grant of non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock awards to eligible new employees or directors not previously employed by us. As of December 31, 2012, there were 2,300,000 shares of common stock reserved under the 2012 Inducement Award Plan.

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan, or the 2007 Plan, became effective upon the execution of the underwriting agreement in connection with our initial public offering and replaced our 2001 Stock Option Plan, or the 2001 Plan. The 2007 Plan provides for the grant of incentive and non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, or collectively Stock Awards. As of December 31, 2012, there were 25,464,000 shares of common stock reserved under the 2007 Plan. This share amount is automatically increased by the amount equal to the number of shares subject to any outstanding option under the 2001 Plan that expires or is forfeited following the date that the 2007 Plan became effective. In addition, the share reserve will automatically increase on January 1 of each year through 2017 by the lesser of 5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, 7,692,000 shares of common stock, or a lesser amount of shares of common stock to be determined by the board of directors prior to the first day of the calendar year. Our board of directors may amend or terminate the 2007 Plan at any time. Generally, options outstanding vest over periods not exceeding four years and are exercisable for up to ten years from the grant date. In January 2013, 4,458,000 shares of common stock, which was 5% of the outstanding shares of common stock as of December 31, 2012, were added to the 2007 Plan.

2007 Non-Employee Directors' Plan

Our 2007 Non-Employee Directors' Plan, or Directors' Plan, became effective upon the execution of the underwriting agreement in connection our initial public offering. As of December 31, 2012, an aggregate of 711,000 shares of common stock were reserved for future issuance under the Directors' plan. This share amount will automatically increase on January 1 of each year through 2017 by an amount equal to the excess of: the number of shares subject to options granted during the preceding calendar year, over the number of shares, if any, added back to the share reserve during the preceding calendar year. Upon election to our board of directors, each non-employee director will receive an initial grant of a non-qualified option to purchase 51,000 shares of our common stock, which will vest in forty-eight equal monthly installments. Further, non-employee directors receive an automatic annual grant of a non-qualified option to purchase 13,000 shares of common stock, which will vest in twelve equal monthly installments. The exercise price of any options granted to a non-employee director under the Directors' Plan is equal to 100% of the fair market value of our common stock on the date of the grant. The Directors' Plan provides that options granted under the plan will become fully vested and exercisable in the event of a change of control. In January 2013, 42,000 shares of common stock, which was equal to the number of shares subject to grants made under the Directors' Plan in 2012, less the shares added back from cancellations, were added to the Directors' Plan.

2007 Employee Stock Purchase Plan

Under the terms of our ESPP, all eligible employees may purchase shares of common stock at 85% of the lower of the fair market value on the first date of each twelve-month offering period or the purchase date. Employees may authorize us to withhold up to 15% of their compensation during any offering period, subject to certain limitations, to purchase shares of our common stock under the ESPP. The ESPP authorized up to 6,180,000 shares of common stock for purchase by our employees during the year ended December 31, 2012. The ESPP share reserve will automatically increase on January 1 of each year through 2017 by the lesser of 1.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, 2,308,000 shares of common stock, or a lesser amount of shares of common stock to be determined by our board of directors prior to the first day of the calendar year. In January 2013, 1,338,000 shares of common stock, which was 1.5% of the outstanding shares of common stock as of December 31, 2012, were added to the ESPP.

RF Magic 2000 Incentive Stock Plan

In connection with our acquisition of RF Magic, we assumed RF Magic's 2000 Incentive Stock Plan, or the RF Magic Plan, including all of the outstanding stock options issued under the RF Magic Plan, except those held by employees of RF Magic's French subsidiary. The stock options under the RF Magic Plan that we assumed became options to purchase an aggregate of 2,685,000 shares of our common stock. The stock options held by employees of RF Magic's French subsidiary that we did not assume remained as options to purchase RF Magic's common stock. At the time of the acquisition an aggregate of 195,000 shares of RF Magic's common stock were issuable upon exercise of the unassumed RF Magic options. The unassumed RF Magic options were subject to put and call option agreements between us, RF Magic and the holders of these options. Under these put and call option agreements, each share of RF Magic common stock issued upon exercise of the unassumed RF Magic options was exchanged for 0.9344 shares of our common stock, which is equal to the number of shares of our common stock issued in exchange for each outstanding share of RF Magic in the acquisition. We reserved 182,000 shares of our common stock for future issuance under the put and call option agreements as of December 31, 2007. In the year ended December 31, 2011, 11,000 shares of our common stock were issued in connection with the exercise of RF Magic options subject to put and call option agreements, leaving no remaining options outstanding under the RF Magic Plan.

Stock option grants under the 2001 Plan and RF Magic Plan were subject to an early exercise provision. The options issued under the RF Magic Plan allowed for early exercise upon approval by our board of directors. Shares of common stock obtained upon early exercise of unvested options or by restricted stock purchase rights were subject to our repurchase at the applicable original issue price and vested according to the respective agreement. The consideration received for the exercise of an unvested stock option is considered a deposit of the exercise price, and thus is a liability that was recorded by us. The liability associated with this potential for repurchase, and the related shares, are only reclassified into equity as the option award vests. As of December 31, 2010, 53,000 shares were subject to our repurchase rights under this plan, and as a result, we recorded liabilities of $0.1 million as of December 31, 2010 for the unvested shares issued upon early exercise of stock options. As of December 31, 2011, no further shares were subject to our repurchase rights.

Combined Incentive Plan Activity

A summary of our stock option award activity and related information under our existing incentive plans for the years ended December 31, 2012, 2011 and 2010 is set forth below. The following summary excludes options to purchase up to 11,000 shares of our common stock subject to put and call option agreements for RF Magic options outstanding as of December 31, 2010.

	(in thousands, except per share data)		
	Number of Stock Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of December 31, 2009	9,141	1.88	$11,916
Granted	3,463	5.23	
Exercised	(2,359)	1.51	
Cancelled/forfeited/expired	(526)	2.94	
Outstanding as of December 31, 2010	9,719	3.10	$87,225
Granted	3,001	8.08	
Exercised	(1,425)	2.00	
Cancelled/forfeited/expired	(224)	5.40	
Outstanding as of December 31, 2011	11,071	4.55	$16,171
Granted	1,497	5.03	
Exercised	(938)	2.30	
Cancelled/forfeited/expired	(1,016)	5.31	
Outstanding as of December 31, 2012	10,614	4.74	$14,069

The weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2012, 2011 and 2010 was $3.52, $5.52 and $3.51, respectively. Stock-based compensation expense associated with stock options related to employees for the years ended December 31, 2012, 2011 and 2010 was $8.6 million, $9.6 million and $8.7 million, respectively. The weighted average remaining contractual term of options outstanding as of December 31, 2012 was 7.0 years. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $3.2 million, $9.2 million and $14.0 million, respectively. Option exercises were settled with shares of common stock.

As of December 31, 2012, outstanding options to purchase 6,500,000 shares were exercisable with a weighted average exercise price of $3.94 per share and an aggregate intrinsic value of $12.6 million. The weighted average remaining contractual term of options exercisable as of December 31, 2012 was 6.2 years.

During the year ended December 31, 2012, 859,000 shares of our common stock were purchased through the ESPP which resulted in proceeds to us of $3.0 million. Stock based compensation expense associated with the ESPP plan for the years ended December 31, 2012, 2011 and 2010, was $2.2 million, $1.5 million and $1.0 million, respectively.

Restricted stock unit activity for the years ended December 31, 2012, 2011 and 2010 was as follows (in thousands):

	Restricted Stock Units Outstanding	
	Number of Shares	Weighted Average Grant-Date Fair Value per Share
Balance at December 31, 2009	10	$2.61
Restricted stock units granted	251	4.82
Restricted stock units cancelled	(12)	2.97
Balance at December 31, 2010	249	4.82
Restricted stock units granted	517	8.24
Restricted stock units cancelled	(23)	7.54
Restricted stock units vested	(117)	4.80
Balance at December 31, 2011	626	7.55
Restricted stock units granted	3,064	4.52
Restricted stock units cancelled	(261)	5.27
Restricted stock units vested	(245)	6.76
Balance at December 31, 2012	3,184	4.88

Stock based compensation expense associated with the above restricted stock unit awards for the years ended December 31, 2012, 2011 and 2010, was $3.8 million, $1.4 million and $0.4 million, respectively.

As of December 31, 2012, we had 15,745,000 authorized shares available for future issuance under all of our equity incentive plans.

Stock-Based Compensation Expense

Stock-based compensation expense recognized in our statements of operations is based on the grant date fair value. For options and awards granted, expenses are amortized under the straight-line method. Stock-based compensation expense recognized in the statements of operations has been reduced for estimated forfeitures of options that are subject to vesting. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We allocated stock-based compensation expense as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Cost of net revenues	$ 828	$ 557	$ 384
Research and development	7,428	6,272	5,049
Sales and marketing	2,288	1,986	1,558
General and administrative	4,273	3,932	3,479
Total stock-based compensation expense	$14,817	$12,747	$10,470

Prior to 2010, we granted options and other stock awards to consultants in connection with their service agreements. For the years ended December 31, 2012, 2011 and 2010, we recorded compensation expense related to these awards of $0.1 million, $0.2 million and $0.4 million, respectively. The fair value of the awards was estimated using a Black-Scholes option-pricing model.

We reviewed and updated our forfeiture rate, expected term and volatility assumptions during the year ended December 31, 2012 and there was no significant impact. The risk-free interest rate is based on zero coupon U.S. Treasury instruments with maturities similar to those of the expected term of the award being valued. We use a combination of our historical experience, the contractual term and the average option term of a comparable peer group to determine the expected life of our option grants. The peer group historical term is used due to the limited trading history of our common stock. The estimated volatility incorporates historical volatility of similar entities whose share prices are publicly available. The expected dividend yield was based on our expectation of not paying dividends on common stock for the foreseeable future.

The total fair value of options and awards vested for each of the years ended December 31, 2012, 2011 and 2010, was $12.1 million, $9.2 million and $7.4 million, respectively. The fair value of stock options granted to employees, directors and consultants was estimated at the grant date using the following assumptions:

	Years Ended December 31,		
	2012	2011	2010
Expected life (years)	5.1 - 5.3	5.0 - 5.1	5.0 - 6.1
Contractual term (years) for consultant options	10	10	10
Risk-free interest rate	0.7% - 1.1%	1.0% - 2.2%	1.3% - 3.1%
Expected volatility	89% to 90%	86% to 87%	80% to 85%
Expected dividend yield	—	—	—

The fair value of stock options granted under the ESPP was estimated at the grant date using the following assumptions:

	Years Ended December 31,		
	2012	2011	2010
Expected life (years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Risk-free interest rate	0.1% to 0.2%	0.1% to 0.4%	0.2% to 0.5%
Expected volatility	58% to 100%	42% to 100%	63% to 151%
Expected dividend yield	—	—	—

As of December 31, 2012, we estimate there were $24.3 million in total unrecognized compensation costs related to employee stock option agreements, which are expected to be recognized over a weighted-average period of 1.4 years. As of December 31, 2012, we estimate there were $0.5 million of unrecognized compensation costs related to the shares expected to be purchased through the ESPP, which are expected to be recognized over a remaining weighted-average period of 0.4 years.

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance (in thousands):

	As of December 31,	
	2012	2011
Exercise of stock awards issued and outstanding	13,798	11,697
Authorized for grants under equity incentive plans	15,745	11,864
Total	29,543	23,561

7. Derivative Instruments

In 2012 we implemented a policy to manage some of our foreign currency exchange rate risk through the purchase of foreign currency exchange contracts that hedge against the short-term effect of currency fluctuations. Our policy is to enter into foreign currency forward contracts with maturities generally less than 12 months that mitigate the effect of rate fluctuations on certain local currency denominated operating expenses. All derivative instruments are recorded at fair value in either prepaid expenses and other current assets or accrued liabilities. Gains or losses arising from the remeasurement of these contracts to fair value each period are recorded in other income, net. We use quoted prices to value our derivative instruments. During the year ended December 31, 2012, we recorded a loss of $0.1 million related to these fair value hedging contracts. As of December 31, 2012, we had outstanding contracts to purchase $16.8 million of Chinese yuan, which settle during the course of the next 12 months.

8. Income Taxes

The domestic and international components of income before provision (benefit) from income taxes are presented as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Domestic	$6,583	$39,553	$32,340
International	2,094	1,064	918
Income before taxes	$8,677	$40,617	$33,258

Income tax provision (benefit) consists of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 6,839	$ 1,198	$ —
State	5	13	(7)
Foreign	281	168	151
Total current	$ 7,125	$ 1,379	$ 144
Deferred:			
Federal	$(2,968)	$12,674	$(31,590)
State	—	—	—
Total deferred	(2,968)	12,674	(31,590)
Total income tax provision (benefit)	$ 4,157	$14,053	$(31,446)

The following is a reconciliation of the expected statutory federal income tax provision to our actual income tax benefit (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Tax computed at the federal statutory rate	$ 3,037	$14,216	$ 11,640
State tax, net of federal benefit	7	62	1,226
Permanent items	175	87	(702)
Stock-based compensation	843	618	71
Research credits	(3,572)	(4,276)	(4,513)
Tax reserves	303	942	(2,795)
Change in tax rates	22	—	(2,152)
Change in valuation allowance	3,530	2,609	(35,906)
Difference in foreign tax rate	(188)	(205)	(169)
Tax attribute write-off	—	—	1,854
Income tax provision (benefit)	$ 4,157	$14,053	$(31,446)

The significant components of our deferred tax assets and liabilities were comprised of the following at December 31, 2012 and 2011 (in thousands):

	As of December 31,	
	2012	2011
Deferred tax assets:		
Research and development and other credits	$ 20,050	$ 21,841
Stock-based compensation	9,274	6,594
Acquired intangibles	8,688	2,890
Other, net	3,907	2,566
Net operating loss carryforwards	2,609	2,648
Capitalized research and development	901	1,831
Total deferred tax assets	45,429	38,370
Valuation allowance for deferred tax assets	(16,830)	(13,299)
Deferred tax liabilities:		
Depreciation and amortization	(2,187)	(1,906)
Net deferred tax assets	$ 26,412	$ 23,165

At December 31, 2012, we had total federal and state net operating loss, or NOL, carryforwards of approximately $0.3 million and $32.0 million, respectively. If not utilized, the federal and state NOL carryforwards will begin to expire in 2021 and 2013, respectively.

As of December 31, 2012, we had federal and state research and development, or R&D, tax credit carryforwards of approximately $9.9 million and $17.2 million, respectively. The federal R&D tax credit carryforwards will begin to expire in 2021 unless previously utilized. The California R&D tax credit will carryforward indefinitely; however, we presently expect that only a minor portion of this credit will be utilized each year thereby requiring such a long future period of California profits that it does not meet the more-likely-than-not criteria.

As of December 31 2012, based on the weight of available evidence, we concluded that it is more likely than not that the benefits of Federal deferred income tax assets will be realized. We continue to maintain a valuation allowance to offset the state deferred tax assets as realization of such assets does not meet the more-likely-than-not threshold required under accounting guidance given the present lower apportionment factors now pertaining to our income taxes in California.

The net change in the total valuation allowance was an increase of $3.5 million for the year ended December 31, 2012. For the year ended December 31, 2011, the valuation allowance increased by $2.6 million and for the year ended December 31, 2010, the valuation allowance decreased by $35.9 million.

Pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, utilization of NOLs and credit carryforwards may be subject to an annual limitation due to future ownership change limitations provided by the Internal Revenue Code and similar state provisions. The tax benefits related to future utilization of federal and state NOLs and tax credit carryforwards may be limited or lost if cumulative changes in ownership exceed 50% within any three-year period. While there may have been prior changes in ownership, it is anticipated that we will be able to utilize substantially all of our remaining federal and state NOLs and tax credit carryforwards

As of December 31, 2012 and 2011, our unrecognized tax benefits totaled $8.4 million and $7.6 million, respectively, of which $6.3 million and $6.3 million, respectively, would impact the effective tax rate if recognized.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

Balance as of December 31, 2010	$6,725
Decreases related to prior year tax positions	(831)
Increases related to current year tax positions	1,657
Balance as of December 31, 2011	7,551
Increases related to current year tax positions	979
Decreases related to settlements	(174)
Balance as of December 31, 2012	$8,356

We do not expect unrecognized tax benefits to change significantly over the next 12 months.

We file income tax returns in the United States and in various state jurisdictions with varying statutes of limitations. We are no longer subject to income tax examination by Federal and State tax authorities for years prior to 2009, however, NOL and R&D credit carryforwards arising prior to that year are subject to adjustment. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of December 31, 2012, the amount accrued for interest and penalties associated with uncertain tax positions was nominal.

In December 2012, we settled an income tax audit related to our Israeli subsidiary for the 2007 through 2010 tax years. As a result of this settlement, we decreased our liability for unrecognized tax benefits during 2012 by approximately $0.2 million.

As of December 31, 2012, undistributed earnings of our foreign subsidiaries of approximately $2.2 million are considered permanently reinvested. Accordingly, we have made no provision for U.S. income taxes or additional non-U.S. taxes on these cumulative unremitted earnings. These earnings could become subject to additional taxes if remitted as dividends, loaned to us or a U.S. affiliate or if we sold our interests in the affiliates. We cannot practicably estimate the amount of additional taxes that might be payable on the unremitted earnings.

9. Employee Benefits

We have a defined contribution 401(k) plan for employees who are at least 21 years of age. Under the terms of the plan, employees may make voluntary contributions as a percentage of compensation, but not in excess of the maximum amounts allowed under the Internal Revenue Code. Our contributions to the plan are discretionary. During the years ended December 31, 2012, 2011 and 2010, we contributed $0.7 million, $0.5 million and $0, respectively, to the plan.

Our Indian subsidiary has a gratuity plan and a compensated absence plan pursuant to which we are required to make payments. Our liability for the gratuity plan is calculated based on the salary of employees multiplied by years of service. Our liability for the compensated absence plan is calculated based on the daily salary of the employees multiplied by 30 days of compensated absence. The resulting balances of $0.3 million is included in other non-current liabilities. A corresponding asset of $0.1 million is included in other assets. The underfunded balance of these plans was $0.2 million as of December 31, 2012.

10. Supplemental Disclosure of Cash-Flow and Non-Cash Activity

Cash-Flow

The following table sets forth supplemental disclosure of cash flow information (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Cash paid for taxes	$6,060	$1,859	$23

Non-Cash Activity

The following table sets forth supplemental disclosure of non-cash activity (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Repurchase liability for early exercise of stock options	—	92	254
Currency translation adjustment gain	37	47	24
Unrealized gain (loss) on investments, net of tax	227	(83)	(31)

11. Significant Customer, Vendor and Geographic Information

Customers

Based on direct shipments, customers that exceeded 10% of total net revenues and accounts receivable were as follows:

	Net Revenues			Accounts Receivable	
	Years Ended December 31,			As of December 31,	
	2012	2011	2010	2012	2011
Actiontec Electronics, Inc.	*	*	*	*	10%
Foxconn Electronics, Inc.	*	*	*	*	12%
Motorola Mobility, Inc.	13%	17%	17%	11%	15%
Wistron NeWeb Corporation	21%	25%	21%	29%	35%

* Customer accounted for less than 10% of total net revenues or accounts receivable, as applicable, for the period indicated

Vendors

We had three vendors that represented a significant portion of total purchases (exclusive of payroll and related costs) as follows:

	Years Ended December 31,		
	2012	2011	2010
Amkor Technology, Inc.	12%	28%	27%
NXP Semiconductors	13%	*	*
Taiwan Semiconductor Manufacturing Company, Ltd.	22%	23%	32%
Tower Semiconductor Ltd.	*	15%	17%

* Vendor accounted for less than 10% of total purchases (exclusive of payroll and related costs) for the period indicated

Geographic Information

Net revenues are allocated to the geographic region based on the shipping destination of customer orders. Net revenues by geographic region were as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Asia	$281,425	$213,524	$195,056
Europe	6,901	756	3,079
United States	3,741	872	2,969
North America, other	29,611	25,476	9,133
	$321,678	$240,628	$210,237

As of December 31, 2012 and 2011, long-lived assets, which represent property, plant and equipment, net of accumulated depreciation, and lease deposits, located outside of the United States was $6.3 million and $1.2 million, respectively.

12. Quarterly Financial Data (Unaudited)

The following table presents certain quarterly financial data for the eight consecutive quarters ended December 31, 2012. The unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. We believe that our quarterly revenue, particularly the mix of revenue components, and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for any full year.

	Net Revenues	Gross Profit	Net Income	Basic Net Income Per Share	Diluted Net Income Per Share
	(in thousands, except per share data)				
Year Ended December 31, 2012					
Fourth Quarter	$89,698	$43,909	$ 46	$ —	$ —
Third Quarter	89,825	44,047	408	—	—
Second Quarter	83,052	42,855	173	—	—
First Quarter	59,103	33,192	3,893	0.04	0.04
Year Ended December 31, 2011					
Fourth Quarter	$56,169	$30,828	$ 2,308	$0.03	$0.03
Third Quarter	51,465	28,469	4,645	0.05	0.05
Second Quarter	61,473	33,827	7,756	0.09	0.09
First Quarter	71,521	39,582	11,855	0.14	0.13

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

ENTROPIC COMMUNICATIONS, INC.

(in thousands)

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2012				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ —	$ —	$ —	$ —
Reserve for excess and obsolete inventory	3,284	349	(318)	3,315
Total	$3,284	$ 349	$(318)	$3,315
Year Ended December 31, 2011				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ —	$ —	$ —	$ —
Reserve for excess and obsolete inventory	1,789	1,738	(243)	3,284
Total	$1,789	$1,738	$(243)	$3,284
Year Ended December 31, 2010				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ —	$ —	$ —	$ —
Reserve for excess and obsolete inventory	2,607	156	(974)	1,789
Total	$2,607	$ 156	$(974)	$1,789

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTROPIC COMMUNICATIONS, INC.

By: /s/ PATRICK HENRY

Patrick Henry
President and Chief Executive Officer

Date: March 1, 2013

Each of the undersigned directors and officers of Entropic Communications, Inc., hereby severally constitute Patrick Henry, David Lyle and Trevor Renfield, and each of them singly, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PATRICK HENRY **Patrick Henry**	President, Chief Executive Officer and Member of the Board of Directors *(Principal Executive Officer)*	March 1, 2013
/s/ DAVID LYLE **David Lyle**	Chief Financial Officer *(Principal Financial Officer)*	March 1, 2013
/s/ TREVOR RENFIELD **Trevor Renfield**	Vice President, Accounting and Chief Accounting Officer *(Principal Accounting Officer)*	March 1, 2013
/s/ UMESH PADVAL **Umesh Padval**	Chairman of the Board of Directors	March 1, 2013
/s/ ROBERT L. BAILEY **Robert L. Bailey**	Member of the Board of Directors	March 1, 2013
/s/ WILLIAM BOCK **William Bock**	Member of the Board of Directors	March 1, 2013
/s/ KEITH BECHARD **Keith Bechard**	Member of the Board of Directors	March 1, 2013
/s/ KENNETH MERCHANT **Kenneth Merchant**	Member of the Board of Directors	March 1, 2013
/s/ THEODORE TEWKSBURY **Theodore Tewksbury**	Member of the Board of Directors	March 1, 2013

Exhibit Index

Exhibit Number	Description of Document
2.1(13)	Asset Purchase Agreement dated January 18, 2012 by and between the Registrant and Trident Microsystems, Inc. and certain of its subsidiaries.
2.2(13)	Amendment to Asset Purchase Agreement, dated January 18, 2012, by and between the Registrant and Trident Microsystems, Inc. and certain of its subsidiaries.
2.3(16)	Second Amendment to Asset Purchase Agreement, dated January 18, 2012, by and between the Registrant and Trident Microsystems, Inc. and certain of its subsidiaries.
2.4(16)	Third Amendment to Asset Purchase Agreement, dated January 18, 2012, by and between the Registrant and Trident Microsystems, Inc. and certain of its subsidiaries.
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2(2)	Amended and Restated Bylaws of the Registrant.
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2(3)	Form of Common Stock Certificate of the Registrant.
10.1+(4)	2007 Equity Incentive Plan and Form of Option Agreement, Form of Option Grant Notice thereunder and Notice of Exercise.
10.2+(5)	2007 Non-Employee Directors' Stock Option Plan and Form of Option Agreement, Forms of Grant Notice and Notice of Exercise thereunder.
10.3+(4)	2007 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.4+(3)	2001 Equity Incentive Plan and Form of Stock Option Agreement, Form of Notice Grant of Stock Option and Form of Stock Option Exercise Notice thereunder.
10.5+(3)	RF Magic, Inc. 2000 Incentive Stock Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10.6+(6)	Entropic Communications, Inc. Management Bonus Plan.
10.7+(3)	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.
10.8+(3)	Form of Employee Innovations and Proprietary Rights Assignment Agreement by and between the Registrant and each of its executive officers.
10.9+(7)	Employment Offer Letter dated April 18, 2007 by and between the Registrant and Lance Bridges.
10.10+(9)	Amended and Restated Change of Control Agreement dated December 7, 2009 by and between the Registrant and Lance Bridges.
10.11+(9)	Amended and Restated Executive Employment Agreement dated December 7, 2009 by and between the Registrant and Patrick Henry.
10.12+(10)	Employment Offer Letter dated June 15, 2007 by and between the Registrant and David Lyle.
10.13+(9)	Amended and Restated Change of Control Agreement dated December 7, 2009 by and between the Registrant and David Lyle.
10.14+(3)	Director Offer Letter dated March 25, 2007 by and between the Registrant and Kenneth Merchant.
10.15+(3)	Director Offer Letter dated November 23, 2004 by and between the Registrant and Umesh Padval.

Exhibit Number	Description of Document
10.16+(10)	Director Offer Letter dated June 9, 2009 by and between the Registrant and Keith Bechard.
10.17+(11)	Director Offer Letter dated August 29, 2010 by and between Registrant and Dr. Ted Tewksbury.
10.18+(11)	Director Offer Letter dated September 1, 2010 by and between Registrant and Robert Bailey.
10.19+*	Director Offer Letter dated September 14, 2012 by and between Registrant and William G. BocK.
10.20+(6)	Amended and Restated Employment Offer Letter and Relocation Agreement dated March 31, 2010 by and between the Registrant and Tom Lookabaugh.
10.21+(6)	Amended and Restated Change of Control Agreement dated December 3, 2009 by and between the Registrant and Tom Lookabaugh.
10.22+(6)	Amended and Restated Employment Offer Letter and Relocation Agreement dated March 31, 2010 by and between the Registrant and Vinay Gokhale.
10.23+(6)	Amended and Restated Change of Control Agreement dated December 15, 2009 by and between the Registrant and Vinay Gokhale.
10.24+(12)	Amended and Restated Offer Letter and Relocation Agreement dated May 19, 2011 by and between the Registrant and Michael Farese.
10.25+(12)	Amended and Restated Relocation Agreement dated May 19, 2011 by and between the Registrant and Michael Farese.
10.26+(5)	Change of Control Agreement dated June 1, 2010 by and between the Registrant and Michael Farese.
10.27(3)	Office Lease dated August 31, 2007 by and between the Registrant and Kilroy Realty, L.P.
10.28(3)	Promoter Member Agreement dated November 20, 2003, as amended, by and between the Registrant and Multimedia over Coax Alliance.
10.29#(3)	Corporate Supply Agreement dated March 2, 2006 by and between the Registrant and Motorola Mobility, Inc. (formerly Motorola, Inc.)
10.30#(3)	Development and License Agreement dated September 15, 2002 by and between RF Magic, Inc. and STMicroelectronics N.V.
10.31+(12)	Entropic Communications, Inc. Nonqualified Deferred Compensation Plan.
10.32+(12)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement-Recipients Not Eligible to Participate Under the Nonqualified Deferred Compensation Plan.
10.33+(12)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement-Recipients Eligible to Participate Under the Nonqualified Deferred Compensation Plan.
10.34+(14)	Entropic Communications, Inc. 2012 Inducement Award Plan.
10.35+(14)	Form of Stock Option Agreement for the 2012 Inducement Award Plan.
10.36+(14)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for the 2012 Inducement Award Plan.

Exhibit Number	Description of Document
10.37(15)	Amended and Restated Manufacturing Services Agreement, dated April 12, 2012, by and between the Registrant (as successor-in-interest to Trident Microsystems (Far East) Ltd.) and NXP Semiconductors Netherlands B.V.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (included as part of the signature page).
31.1*	Certification of the Chief Executive Officer, as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certifications of the Chief Executive Officer and Chief Financial Officer, as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

+ Indicates management contract or compensatory plan.

Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

* Filed herewith.

** Pursuant to applicable securities laws and regulations, we are deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and are not subject to liability under any anti-fraud provisions of the federal securities laws as long as we have made a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 460T, these interactive data files are deemed not filed and otherwise are not subject to liability.

(1) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on December 13, 2007.

(2) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on December 5, 2008.

(3) Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 333-144899), as amended, filed with the SEC.

(4) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 3, 2008.

(5) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on February 3, 2011.

(6) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on April 14, 2010.

(7) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on April 8, 2008.

(8) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on April 6, 2009.
(9) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on December 7, 2009.
(10) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on June 17, 2009.
(11) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on September 7, 2010.
(12) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on May 24, 2011.
(13) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on January 20, 2012.
(14) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on April 17, 2012.
(15) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2012.
(16) Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the SEC on April 18, 2012.

XBRL Interactive Data File will be filed by amendment to this Form 10-K within 30 days of the filing date of this Form 10-K, as permitted by Rule 405(a)(2)(ii) of Regulation S-T.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]


ENTROPIC™

CORPORATE INFORMATION

BOARD OF DIRECTORS

Umesh Padval
Chairman of the Board, Entropic Communications
Operating Partner, Bessemer Venture Partners

Bob Bailey
Retired Semiconductor Executive &
Independent Venture Investor

Keith Bechard
Owner, Pear Lake Consulting LLC

Bill Bock
Retired Semiconductor Executive/Interim CFO
Silicon Labs

Patrick Henry
President & Chief Executive Officer
Entropic Communications

Kenneth Merchant, Ph.D.
Professor of Accountancy
University of Southern California

Ted Tewksbury, Ph.D.
President & CEO
Integrated Device Technology, Inc.

INDEPENDENT ACCOUNTANT

Ernst & Young
San Diego, California

OUTSIDE LEGAL COUNSEL

Cooley LLP
San Diego, California

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449

LISTING

Our common stock trades on The Nasdaq Global Select Market under trading symbol ENTR.

ANNUAL MEETING

The Entropic Communications annual meeting of shareholders will be held on Tuesday, May 14, 2013 at 2 p.m. Pacific Daylight Time at the company's corporate headquarters.

EXECUTIVE TEAM

Patrick Henry
President & Chief Executive Officer

David Lyle
Chief Financial Officer

Lance Bridges
SVP and General Counsel

Mike Farese, Ph.D.
SVP Global Engineering

Charlie Lesko
SVP Worldwide Sales

Vahid Manian
SVP Global Operations

Suzanne Zoumaras
SVP Global Human Resources

Dale Hancock
VP Semiconductor Engineering

Anton Monk, Ph.D.
VP Technology

Al Servati
VP Marketing – Connectivity Products

Chris Fallon
Senior Director of Corporate Communications

INVESTOR RELATIONS

Debra Hart
858.768.3852 | ir@entropic.com

CORPORATE HEADQUARTERS

Entropic
6290 Sequence Drive
San Diego, California 92121
858.768.3600 | info@entropic.com

Statements in this annual report that are not strictly historical in nature constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Entropic's actual results to be materially different from historical results or from results expressed or implied by such forward looking statements. These factors include, but are not limited to, the effects of competition; Entropic's dependence on a limited number of customers and ultimately service providers; Entropic's ability to introduce new and enhanced products on a timely basis; the risk that the market for high-definition television-quality video and other multimedia content delivery solutions may not develop as anticipated; and other factors discussed in the "Risk Factors" section of the accompanying Form 10-K. All forward-looking statements are qualified in their entirety by this cautionary statement. Entropic does not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

www.entropic.com


ENTROPIC

Entropic Communications, Inc.
6290 Sequence Drive
San Diego, CA 92121
+1 858 768 3600

www.entropic.com